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Follow-Up
Materials


05009021

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS:

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-6 FISCAL YEAR: 12-31-04

(03/94)

Annual report 2004

Financial report



European Bank
for Reconstruction and Development

The European Bank for Reconstruction and Development invests in the businesses and banks that form the core of strong market economies in 27 countries from central Europe to central Asia. Our capital is provided by 60 governments and two international institutions.

The EBRD invests in virtually every kind of enterprise and financial institution, mainly in the form of loans and equity. Investments are designed to advance the transition to market economies and to set the highest standards of corporate governance. We do not finance projects that can be funded on equivalent terms by the private sector. In support of our investment activities, the EBRD conducts policy dialogue with governments to develop the rule of law and democracy.

Annual report 2004

Financial report

Contents

The EBRD's Annual Report 2004 comprises two separate companion volumes: the Annual Review and the Financial Report, which includes the financial statements and the financial results commentary.

Both volumes are published in English, French, German and Russian.
Copies are available free of charge from the EBRD's Publications Desk:

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 7553
Fax: +44 20 7338 6102
Email: pubsdesk@ebrd.com

Highlights

Financial results 2000-04

(€ million)	2004	2003	2002	2001	2000
Operating income[1]	542.1	557.9	471.8	501.5	519.2
Expenses and depreciation[1]	(159.5)	(158.0)	(177.1)	(206.7)	(192.1)
Operating profit before provisions	382.6	399.9	294.7	294.8	327.1
Provisions for impairment	(84.9)	(21.7)	(186.6)	(137.6)	(174.3)
Net profit for the year	297.7	378.2	108.1	157.2	152.8
Reserves and retained earnings	1,786.0	989.6	661.1	488.7	65.9
Provisions for impairment (cumulative)	1,139.7	1,169.6	1,291.0	1,224.2	1,212.1
Total reserves and provisions	2,925.7	2,159.2	1,952.1	1,712.9	1,278.0

[1] In 2000 and 2001, operating income was reported before the deferral of front-end and commitment fees. Expenses and depreciation were reported before the deferral of direct costs relating to loan origination and commitment maintenance.

Operational results

	2004	2003	2002	2001	2000	Cumulative 1991–2004
Number of projects	129	119	102	102	95	1,140
EBRD financing (€ million)	4,133	3,721	3,899	3,656	2,673	25,323
Resources mobilised (€ million)	8,799	5,307	4,862	6,212	5,174	53,218
Total project value (€ million)	12,932	9,028	8,761	9,868	7,847	78,542

Financial results

The EBRD recorded a net profit after provisions and financial reporting adjustments of €297.7 million for 2004, compared with €378.2 million for 2003. The principal factors contributing to this decrease were a lower profit on the sale of share investments, an area that is variable by nature, and a significant increase in general portfolio provisions[1] as a result of the Bank's policy for providing on a portfolio basis.

The results for 2004 include a credit of €4.8 million representing the fair value movement on non-qualifying hedges (2003: credit of €10.3 million). This does not reflect the underlying economic performance of the Bank during the year. Excluding the impact of the fair value movement on non-qualifying hedges,[2] the Bank recorded a profit after provisions of €292.9 million (2003: €367.9 million). The Bank's reserves increased from €989.6 million at the end of 2003 to €1.79 billion at the end of 2004, primarily reflecting the net profit for the year and an increase in the fair value of the Bank's listed share investments.

Operating profit of €377.8 million before provisions and the fair value movement on non-qualifying hedges was 3 per cent below the €389.6 million operating profit of last year on an equivalent basis. The reduction in the value of impaired loans continued during 2004 with the upgrading of several projects. At 31 December 2004, the Bank had 17 impaired loans totalling €85.8 million, compared with 19 such loans totalling €125.2 million at the end of 2003. Of this reduction, only €13.5 million was the result of write-offs.

Successful work-outs, along with a generally improved Banking portfolio performance, resulted in releases of existing specific provisions totalling €76.9 million (2003: €89.7 million). These exceeded new specific provision charges of €58.9 million (2003: €55.4 million) and resulted in a net credit for the year of €18.0 million for specific provisions for the identified impairment of Banking assets (2003: net credit of €34.3 million). This partially offset €98.9 million in net new general portfolio provisions for the unidentified impairment of assets (2003: €50.8 million), and net specific provisions for the identified impairment of Treasury assets of €4.0 million (2003: €5.2 million).

Banking operations achieved a net profit of €218.0 million (2003: €311.9 million) after full allocation of expenses, provisions and return on net paid-in capital. This reflected a strong performance across all revenue areas, but also a year-on-year reduction in the net profit on the sale of share investments together with an increase in general portfolio provisions. Excluding the fair value movement on non-qualifying hedges, Treasury, after full allocation of expenses, provisions and return on net paid-in capital, achieved a net profit of €74.9 million (2003: €56.0 million). After the €4.8 million impact of non-qualifying hedges, Treasury's reported net profit for the year totalled €79.7 million (2003: €66.3 million).

1 Provisions for impairment of classes of similar assets that are not individually identified as impaired are calculated on a portfolio basis for loans and unlisted share investments. The methodology used for assessing such impairment is applied to net outstanding disbursements at the end of the month of disbursement.

2 See financial statements note 5.

The EBRD's general administrative expenses, before the deferral of direct costs relating to loan origination and commitment maintenance, were well within budget, reflecting continuing budgetary discipline and effective cost controls. While the Bank's reporting currency is the euro, the bulk of expenses are denominated in sterling. In sterling terms expenses, including depreciation and amortisation charges, amounted to £138.1 million compared with £132.8 million in 2003. As a result of the weakening of sterling against the euro during the year, in euro terms expenses were €8.2 million below the level of the previous year at €195.0 million (2003: €203.2 million).[3]

Total provisions for Banking operations amounted to €1.08 billion at the end of 2004 (2003: €1.10 billion). This reflected the EBRD's commitment to provide prudently for impairment. Relative to operating assets,[4] this represented 3.0 per cent of sovereign loans (2003: 3.0 per cent), 7.8 per cent of non-sovereign loans (2003: 8.5 per cent), 27.1 per cent of unlisted share investments (2003: 31.2 per cent) and 2.6 per cent of listed share investments[5] (2003: 5.6 per cent).

Banking operations

Annual business volume and portfolio

Annual business volume[6] amounted to €4.1 billion, representing 129 projects in 2004 (2003: €3.7 billion, 119 projects). This is the highest level of annual commitments signed by the EBRD to date and represents an increase of 11 per cent over the level recorded in 2003. Share investments and equity-linked transactions accounted for 21 per cent of the new business volume. The private sector share of the business volume was 86 per cent. Annual business volume included €77.7 million of restructured operations.

Net cumulative business volume reached €25.3 billion by the end of 2004 (2003: €22.7 billion). Including co-financing, this amounts to a total project value of €78.5 billion (2003: €68.5 billion). The portfolio of the Bank's net outstanding commitments grew from €14.8 billion at the end of 2003 to €15.3 billion at the end of 2004. Strong reflows from a maturing portfolio, together with the continued strengthening of the euro relative to the dollar, limited the portfolio impact of the €4.1 billion annual business volume and restricted portfolio growth to 3 per cent.

The number of projects under development increased during 2004 with the Board approving 150 projects. These consisted of loans and share investments by the Bank totalling €4.4 billion, compared with 133 projects totalling €4.0 billion in 2003. The level of Board approvals in 2004 was the highest annual level to date. At the end of 2004, cumulative Board approvals, net of cancellations, totalled €28.8 billion (2003: €26.2 billion).

Gross disbursements totalled €3.4 billion in 2004, the highest annual level achieved to date. This represents an increase of 62 per cent over the level recorded in 2003 (€2.1 billion). Operating assets amounted to €10.9 billion at the end of 2004 (2003: €9.4 billion), comprising €7.7 billion of disbursed outstanding loans and €3.2 billion of disbursed outstanding share investments.

The Bank attracted a significant additional amount of co-financing funds in 2004, which reached €5.4 billion. The Bank mobilised €3.5 billion from commercial co-financing institutions, €766 million from official co-financing, €613 million from international financial institutions and €466 million from export credit agencies. In addition, the Bank's activities continue to be strongly supported by donor funding including the Special Funds programme and technical and investment cooperation funds.

Risks

Internal rating procedures are discussed in detail under "Banking credit risk" in the risk management section of the financial statements. All projects and countries of operations are assigned credit risk ratings on an internal scale from 1 (low risk) to 10 (highest risk).

In view of the markets in which it operates and its transition mandate, the EBRD expects the majority of its project ratings in normal circumstances to range from risk categories 4 to 6 (approximately equivalent to Standard & Poor's BBB to B ratings) at the time of approval. At 31 December 2004, 76 per cent of the loan and share investment portfolio was classed under risk ratings 4 to 6 (2003: 77 per cent).

The EBRD's portfolio continued to show improvement in the first half of 2004 and remained stable in the second half. This was due to the satisfactory economic performance in Russia, and from several countries of operations joining the European Union (EU), together with a generally resilient economic performance across the region. This trend led to the upgrading of several countries of operations' credit ratings by both the independent rating agencies and the Bank's own internal rating process. The size of the classified portfolio (loans and share investments in the risk rating categories 7 to 10), which had grown rapidly after the 1998 Russian crisis, remained unchanged, and for the fourth consecutive year there was a significant decline in the level of impaired assets. The value of impaired loans fell from €125.2 million to €85.8 million during the year. There was also a decrease in the level of impaired share investments from €366.2 million to €324.4 million.

[3] The deferral of direct costs related to loan origination and commitment maintenance totalled €35.5 million during the year (2003: €45.2 million). This resulted in reported general administrative expenses for the year, including depreciation and amortisation, of €159.5 million (2003: €158.0 million).

[4] Operating assets comprise net outstanding disbursements and fair value adjustments as applicable.

[5] Listed share investments may be subject to specific provisions for identified impairment, but are not subject to general portfolio provisions for the unidentified impairment of assets as they are measured at fair value on the balance sheet.

[6] The flow of commitments made by the Bank within a period (since the start of the year), less cancellations or sales of such commitments within the same time period.

Impaired assets

Where loan collectability is in doubt, impairment, which is the difference between the carrying value of the loan and the net present value of its expected future cash flows, is recognised in the income statement. Impaired share investments are defined as investments where it is judged that there has been a permanent diminution in the value of the investment and the future recoverability of the Bank's original investment is therefore in doubt. Although projects are usually reviewed for impairment every six months, certain events may trigger this process sooner and more frequently. In such cases, future collectability is considered and any necessary specific provision for impairment made.

The chart on the right illustrates the historical development of the Bank's impaired assets.

The Bank's impaired assets peaked in mid-2000, largely reflecting the after-effects of the Russian crisis of 1998. Since then, through the improvements in, or successful restructuring of, some projects and through some write-offs, the level of impaired assets has declined to 4.0 per cent of net outstanding disbursements at 31 December 2004, compared with 5.4 per cent at 31 December 2003. Net write-offs (after recoveries from previously written-off projects) were €76.5 million in 2004 (2003: €62.6 million).

Financial performance

Banking operations recorded a net profit (after fully allocated expenses, provisions and the allocation of the return on capital) of €218.0 million for 2004, compared with a net profit of €311.9 million on the same basis for 2003. Excluding the deferral of front-end and commitment fees, operating income of €490.5 million from the Banking business in 2004 was 5 per cent below the record €515.7 million achieved in 2003. This decrease was mainly attributable to a decrease in the net profit from the sale of share investments. This totalled €122.4 million in 2004, compared with €155.9 million in 2003. The contribution from the share investment sector to the Bank's income statement is expected to continue to show significant variability from year to year, given its dependence on the timing of share investment exits. These are mainly linked to the completion of the Bank's transition role in the specific operation and the opportunity, in the market or otherwise, to sell its holding.

Credit quality of the Banking portfolio

31 December 2004



Risk class
8, 9, 10
3.0%
1, 2, 3
5.9%
6W, 7
15.3%
4
10.0%
6
30.1%
5
35.7%

Note: Risk ratings range from 1 (low risk) to 10 (highest risk).

Facility, overall and country weighted average risk ratings



Risk rating
6.40
6.20
6.00
5.80
5.60
5.40
5.20
5.00
4.80
Dec 94
Jun 95
Dec 95
Jun 96
Dec 96
Jun 97
Dec 97
Jun 98
Dec 98
Jun 99
Dec 99
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Overall
Project
Country

Impaired assets



€ million
1,000
900
800
700
600
500
400
300
200
100
Jun 98
Dec 98
Jun 99
Dec 99
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Impaired loans
Impaired equity

Treasury operations

Portfolio

The value of assets under Treasury management was €8.6 billion at 31 December 2004 (2003: €9.6 billion), comprising €6.1 billion of debt securities, €1.8 billion of collateralised placements and €0.7 billion of placements with credit institutions (including repurchase agreements).

At the end of 2004, 4.1 per cent of Treasury assets were managed by a total of eight external asset managers. The externally managed portfolios comprised €15.3 million (2003: €9.4 million) in a euro-denominated interest rate trading programme,[7] and €334.5 million (2003: €299.4 million) in a US dollar-denominated triple-A-rated mortgage-backed securities programme. The funds are managed by independent managers in order to obtain specialised services and investment techniques and to establish third-party performance benchmarks. These independent managers are required to comply with the same investment guidelines that the Bank applies to its internally managed funds.

Risks

For monitoring purposes, the Bank distinguishes between market, credit and operational risks, together with liquidity and settlement risks.

Market risk

At 31 December 2004, the aggregate Value-at-Risk (VaR)[8] of the Bank's Treasury portfolio, calculated by reference to a 99 per cent confidence level and over a ten-trading-day horizon, stood at €3.1 million[9] (2003: €3.6 million). The average VaR over the year was €4.0 million, while the lowest and highest values were €3.0 million and €5.8 million respectively.

The VaR values for month-end[10] denote a modest use of the Board-approved total VaR limit for all Treasury funds, which amounts to €18.0 million.

Within the overall market risk exposure, the VaR of the internally managed portfolios stood at €1.3 million at the end of 2004 (2003: €2.5million). The range during the year was between €1.1 million and €5.0 million, a reduction compared with last year. The size of the internally managed portfolio to which these figures relate was €8.2 billion at 31 December 2004 (2003: €9.2 billion).

In addition, market risks incurred on the externally managed portfolios exhibited a year-end VaR of €1.3 million (2003: €0.5 million) for the euro-denominated programme and €0.7 million (2003: €0.7 million) for the US dollar-denominated programme.[11]

The specific contribution from foreign exchange risk to the overall VaR stood at €0.09 million at year-end (2003: €0.03 million). As in previous years, this contribution was small throughout 2004 and never exceeded €1.8 million. Interest rate positioning thus continued to represent the majority of the Bank's market risk exposure.

Interest rate options were used more frequently than in previous years, and a number of long foreign exchange options positions were taken during the year. However, options VaR[12] represented only a small fraction of total VaR throughout the year; at year-end in particular, when options positions were modest compared with the early part of the year, options VaR stood at only €0.2 million (2003: €0.3 million).

Credit risk

Treasury peak credit exposure decreased year-on-year, standing at €9.3 billion at 31 December 2004 compared with €10.9 billion at 31 December 2003. This decrease, which occurred mostly during the last quarter, was partly linked to the depreciation of the US dollar against the euro (a substantial proportion of Treasury's assets are denominated in US dollars, whereas credit exposure is reported in euros).

While the economic and financial environment improved further in 2004, the quality of the Treasury credit exposure deteriorated slightly. At the end of 2004, the average credit rating[13] weighted by peak counterparty exposure was 1.82, compared with the 2003 year-end average rating of 1.74. This mainly reflected lower short-term exposure to highly rated banks.

The evolution of other indicators was more positive. The weighted average rating of the 10 per cent worst rated exposure improved from 4.00 at the end of 2003 to 3.84 at the end of 2004.[14] The percentage of Treasury transactions of investment grade quality also improved (96.5 per cent at year-end 2004, compared with 95.8 per cent the previous year). Treasury became exposed to some below-investment-grade issuers due to the previous rating downgrades of a few asset-backed securities (ABS) investments that were originally rated triple-A by leading external rating agencies.

7 In the euro programme, managers are assigned notional amounts for interest rate positioning. At 31 December 2004, the notional value of the programme was €334.1 million.

8 Figures presented here are based on 99 per cent 10-day VaR, to enable comparisons between institutions. Market risk is, however, monitored daily for internal purposes in 95 per cent 1-day Expected Shortfall (eVaR) terms, with the limits set in corresponding units. The Board-approved Treasury and Treasury Risk Management Authority, dated 2 April 2004, adopted eVaR to replace VaR as the Bank's preferred methodology for measuring its exposure to interest rate and foreign exchange risks. Values of eVaR had been monitored for several years before being adopted for limit setting purposes; similarly VaR results continue to be produced and monitored on a daily basis (see the "risk management" section of this report for definitions).

9 This means that the Bank had a 1 per cent chance of experiencing a loss of at least €3.1 million over a horizon of ten trading days, due to adverse movements in interest rates and foreign exchange rates.

10 VaR is monitored on a daily basis for the internally managed portfolios and the euro-denominated externally managed portfolio. For the US dollar-denominated externally managed portfolio, VaR data is produced by an external risk-information provider on a weekly basis.

11 The VaR of the US dollar-denominated programme is computed by an external risk-information provider on a weekly basis.

12 Options VaR captures the non-linear aspects of the profit and loss of the options portfolio of the Bank.

13 Using the Bank's internal rating scale, where 1.70 is equivalent to an external rating of AA+/Aa1/AA+ with Standard & Poor's/Moody's/Fitch Ratings and 2.00 is equivalent to an external rating of AA/Aa2/AA.

14 That is, from BBB/Baa2/BBB to roughly midway between BBB/Baa2/BBB and BBB+/Baa1/BBB+.

Financial performance

Treasury operations, excluding the fair value movement on non-qualifying hedges, recorded an operating profit of €78.9 million for 2004. This was before provisions, but after fully allocated expenses and the allocation of the return on capital. This compared with an operating profit of €61.2 million on the same basis for 2003. During the year net specific provisions of €4.0 million (2003: €5.2 million) were made, giving a net profit after provisions of €74.9 million (2003: €56.0 million). After the €4.8 million fair value movement on non-qualifying hedges, Treasury's reported profit for the year totalled €79.7 million (2003: €66.3 million).

Total VaR – overall limit: €18 million

(ten trading days, 99% confidence level, BIS compliant dataset)


€ million
10
9
8
7
6
5
4
3
2
1
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04

Funding

Capital

Paid-in capital totalled €5.2 billion at 31 December 2004 and at 31 December 2003. The number of the EBRD's subscribed shares stood at almost 2 million. The seventh instalment of the capital increase became due in April 2004, and paid-in capital received increased to €4.9 billion from €4.6 billion at the end of 2003. Paid-in capital receivable has been stated at its present value on the balance sheet to reflect future receipt by instalments.

The amount of overdue cash and promissory notes to be deposited totalled €18.1 million at the end of 2004 (2003: €16.9 million). A further €3.2 million of encashments of deposited promissory notes was also overdue (2003: €4.3 million). Of the €21.3 million total overdue, €14.9 million relates to the capital increase.

Evolution of the overall Treasury credit exposure in 2004


€ billion
14
13
12
11
10
9
8
7
9,347
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04

Borrowings

The EBRD's borrowing policy is governed by two key principles. First, it seeks to match the average maturity of the Bank's assets and liabilities to minimise refinancing risk. Secondly, it seeks to ensure the availability of long-term funds at optimum cost effectiveness for the Bank.

At 31 December 2004, total borrowings stood at €13.9 billion, a decrease of €0.3 billion compared with 2003. There were 96 new issues under the EBRD's medium to long-term borrowing programme at an average after-swap cost of Libor minus 37 basis points. These included the Bank's first ten-year global benchmark issue for an amount of US$1 billion. The average remaining life of medium to long-term debt decreased slightly during the year to 8.3 years at 31 December 2004 (2003: 8.8 years).

In addition to medium to long-term debt, the caption "debts evidenced by certificates" includes short-term debt issuances that the Bank raises for cash management purposes.

Credit quality of the Treasury portfolio

31 December 2004


Risk class
5.0 (BB) 1.6%
5.7 (B+) 0.2%
7.0 (CCC) 1.3%
9.0 (C) 0.4%
2.7-3.3
(A+, A, A-)
1.0%
1.0 (AAA)
41.9%
1.7-2.5 (AA+, AA, AA-)
53.6%

Note: Risk ratings range from 1 (low risk) to 10 (highest risk).

Expenses

In sterling terms, general administrative expenditure, excluding depreciation and amortisation, amounted to £126.2 million in 2004. This was £2.6 million, or 2 per cent, higher than in 2003. Within this, expenditure was £3.8 million higher in 2004, as expenses in 2003 included a £5.4 million credit due to the surrender of the sublease of the Bank's London headquarters. However, 2004 expenditure reflects the full year impact of renegotiating the headquarters lease in June 2003. This lowered the Bank's rent costs and reduced sublet recovery following the surrender of the sublease. The ongoing annual impact of these arrangements has been to reduce the Bank's annual rent costs by £2.9 million, compared with rent costs at the start of 2003.

Personnel costs were £83.1 million, compared with £83.0 million in 2003.

The Bank continues to focus on budgetary discipline, effective cost controls and a proactive cost-recovery programme. When translated into euro, the EBRD's general administrative expenses, including depreciation and amortisation, were €195.0 million, a 4 per cent reduction from €203.2 million in 2003. This reflected the weakening of sterling against the euro during the year, as well as a sterling/euro hedging programme which resulted in hedging gains of €5.0 million.

During 2004, the Bank deferred €35.5 million of direct costs related to loan origination and commitment maintenance on the balance sheet, in accordance with IAS 18 (2003: €45.2 million). These costs, together with the corresponding front end and commitment fees of €48.0 million (2003: €45.2 million), will be recognised in interest income over the period from disbursement to repayment of the related loan. Therefore the reported figure for general administration expenses and depreciation and amortisation for the year was €159.5 million.

Provisions

The EBRD's general portfolio provisioning relating to the unidentified impairment of assets on non-sovereign exposures is based on a risk-rated approach. This is assessed by the Bank's Risk Management Vice Presidency and applied at the end of the month of disbursement. A separate methodology is applied for all sovereign risk assets, which takes into account the Bank's preferred creditor status afforded by its members. The Bank takes specific provisions for the identified impairment of assets as required, after careful consideration on a case-by-case basis. Provisions are based on outstanding net disbursements at the relevant reporting date.

The consistent application of the EBRD's provisioning policy resulted in a charge of €84.9 million, compared with €21.7 million in 2003. The 2004 charge for Banking provisions of €80.9 million was split between general portfolio provisions for the unidentified impairment of assets, which totalled net €98.9 million compared with €50.8 million in 2003, and specific provisions for the identified impairment of assets, which amounted to a net credit of €18.0 million in 2004 compared with a credit of €34.3 million in 2003. Substantial asset recoveries following the restructuring of projects, and the consequent reversal of specific provisions totalling €76.9 million, offset new specific provision charges of €58.9 million during the year. The charge in 2004 included a Treasury net specific provisions charge of €4.0 million (2003: €5.2 million).

As a result, total provisions for Banking operations stood at €1.08 billion at the end of 2004 (2003: €1.10 billion). This, relative to operating assets, represented 3.0 per cent of sovereign loans (2003: 3.0 per cent), 7.8 per cent of non-sovereign loans (2003: 8.5 per cent), 27.1 per cent of unlisted share investments (2003: 31.2 per cent) and 2.6 per cent of listed share investments (2003: 5.6 per cent).

Outlook for 2005

The EBRD has budgeted for a solid profit in 2005. However, the Bank's results remain vulnerable to continued uncertainty in the economic environment and in financial markets.

Additional reporting and disclosures

The EBRD follows the significant reporting conventions of private sector financial institutions.

A separate section of this Financial Report relating to risk management disclosures is an integral part of the financial statements and includes commentary on credit, market and operational risk.

Corporate governance

The EBRD is committed to effective corporate governance. Responsibilities and related controls throughout the Bank are properly defined and delineated. Transparency and accountability are integral elements of its corporate governance framework. This structure is further supported by a system of reporting, with information appropriately tailored for, and disseminated to, each level of responsibility within the EBRD, to enable the system of checks and balances on the Bank's activities to function effectively.

The EBRD's governing constitution is the Agreement Establishing the Bank, which states that the institution will have a Board of Governors, a Board of Directors, a President, Vice Presidents, officers and staff.

All the powers of the EBRD are vested in the Board of Governors, which represents the Bank's 62 shareholders. With the exception of certain reserved powers, the Board of Governors has delegated the exercise of its powers to the Board of Directors, while retaining overall authority.

Board of Directors and Board Committees

Subject to the Board of Governors' overall authority, the Board of Directors is responsible for the direction of the EBRD's general operations and policies. It exercises the powers expressly assigned to it by the Agreement and those powers delegated to it by the Board of Governors.

The Board of Directors has established three Board Committees to assist with its work:

- the Audit Committee;
- the Budget and Administrative Affairs Committee; and
- the Financial and Operations Policies Committee.

The composition of these committees during 2004 is detailed in the separate Review section of the Annual Report.

During 2004, the Audit Committee further developed its activities. It had regular bilateral meetings with the Bank's external auditor as well as with management to review financial, accounting, risk management, project evaluation, compliance, internal control and audit matters. The Committee also continued to review the Bank's quarterly and annual financial statements prior to their release. The terms of reference of the Audit Committee were revised during the year to reflect internal and external developments on governance. The Board of Directors is responsible for evaluating the performance and effectiveness of the Audit Committee. For further details on the Committee, please see page 45.

During 2004, the Bank implemented a framework to certify internal controls over external financial reporting. The Bank's management signed an assertion in the financial statements that the Bank has maintained effective internal controls over external financial reporting. This assertion has been reviewed by the Bank's external auditors whose opinion is also included in the financial statements. As part of this project, the Bank carried out a wide-ranging self-assessment that led to the further development of the Bank's operational risk management function. For further details on this development, see the "risk management" section in the financial statements.

The Bank reviewed and compared the key features of a number of internal control frameworks before deciding to adopt the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). This framework has been, or is being, adopted by other international financial institutions. It also represents the broadest international best practice, particularly that evolving in the United States.

The certification of internal controls entailed identifying, documenting and recording key internal controls over financial reporting. This involved the whole Bank and was coordinated by the Finance Vice Presidency. Key departments involved in financial controls and reporting were identified following a review of the financial statements. Each department documented its processes and its key controls over financial reporting and then tested them to make sure they were operating effectively. This information was then used by management to make its assertion regarding the effectiveness of these controls. The external auditors then reviewed the testing conducted by management and the controls-related documentation before issuing their opinion on management's assertion. For further details, see the section entitled "responsibility for external financial reporting".

The President

The President is elected by the Board of Governors and is the legal representative of the EBRD. Under the guidance of the Board of Directors, the President conducts the current business of the Bank.

Executive Committee

The Executive Committee is chaired by the President and is composed of the Vice Presidents and other members of the EBRD's senior management.

Compliance

The Bank's Chief Compliance Officer also acts as the Bank's Anti-Money-Laundering Officer and is responsible for overseeing integrity issues and maintaining sound corporate practices. Financial and integrity due diligence is integrated into

the Bank's normal approval of new business and the review of its existing transactions. The Bank screens all prospective clients and transactions to ensure that they do not represent a money laundering risk, and it reviews the anti-money-laundering policies and procedures that it requires its customers to maintain, especially when the clients are financial institutions. The Bank develops, reviews and takes measures to ensure that it is not dealing with or financing terrorists or terrorist activities. Even though the Bank is not a deposit-taking institution, it has extensive "know your customer" policies that include identifying specific integrity concerns and independently reviewing these risks. The Bank provides regular corporate integrity and anti-money-laundering training to its staff and to external bodies, in order to raise skill levels and to increase awareness of these concerns. It has also been agreed in principle that the Bank will produce and publish on its web site an anti-corruption report. This will be the responsibility of the Office of the Chief Compliance Officer.

Reporting
The EBRD's corporate governance structure is supported by appropriate financial and management reporting. In its financial reporting, the Bank aims to provide appropriate information on the risks and performance of its activities, and to observe best practice in its external financial reports. In addition, the Bank has a comprehensive system of reporting to the Board of Directors and its committees. Detailed information is available to enable management to monitor closely the implementation of business plans, the execution of budgets and the effectiveness of financial controls.

External auditor
The key provisions of the Bank's policy regarding the independence of the external auditor are outlined below.

A new external auditor will be appointed every four years, unless the Board of Directors decides otherwise in the interest of the Bank. However, no firm of auditors can serve for more than two consecutive four-year terms.

The external auditor is prohibited from providing non-audit related services, subject to certain exceptions if it is judged to be in the interest of the Bank and if it is approved by the Audit Committee. However, the auditor can provide technical cooperation consultancy services relating to client projects. The following categories are not permitted as exceptions: outsourced internal audit work; implementing major financial systems; contracted-out accounting work; managing IT systems; providing valuation, actuarial or legal services; or providing management or human resources functions.

All audit fees and any consultancy fees paid to the external auditor (including those relating to technical cooperation fund contracts) are disclosed in the notes to the annual financial statements of the Bank.

The performance and independence of the external auditor will continue to be reviewed annually by the Audit Committee.

Compensation policy

The EBRD has designed a market-oriented staff compensation policy, within the constraints of the Bank's status as a multilateral institution, to meet the following objectives:

- to be competitive in order to attract and retain high-calibre employees;
- to take account of differing levels of responsibility;
- to be sufficiently flexible to respond rapidly to the market; and
- to motivate and encourage excellent performance.

To help meet these objectives, the EBRD's shareholders have agreed that the Bank should use market comparators to evaluate its staff compensation and that salary and bonus should be driven by performance.

The bonus programme allocations are structured to recognise individual and team contributions to the EBRD's overall performance. Bonus payments, although an important element of the total staff compensation package, represent a limited percentage of base salaries.

The EBRD's Board of Directors, the President and Vice Presidents are not eligible to participate in the bonus programme. The Board of Governors establishes the remuneration of the Board of Directors and the President. The Board of Directors sets the Vice Presidents' remuneration.

Financial statements

Income statement

For the year ended 31 December 2004	Note	Year to 31 December 2004 € million	Year to 31 December 2003 € million
Interest and similar income			
From loans		**302.1**	297.4
From fixed-income debt securities and other interest		**236.9**	219.6
Interest expense and similar charges		**(222.9)**	(199.5)
Net interest income		**316.1**	317.5
Net fee and commission income	3	**17.6**	8.9
Dividend income from share investments		**53.2**	52.2
Financial operations			
Net profit on the sale of share investments		**122.4**	155.9
Net profit on dealing activities and foreign exchange	4	**28.0**	13.1
Fair value movement on non-qualifying hedges	5	**4.8**	10.3
Operating income		**542.1**	557.9
General administrative expenses	6	**(143.1)**	(141.8)
Depreciation and amortisation		**(16.4)**	(16.2)
Operating profit before provisions		**382.6**	399.9
Provisions for impairment	7	**(84.9)**	(21.7)
Net profit for the year		**297.7**	378.2

Balance sheet

At 31 December 2004	Note	€ million	31 December 2004 € million	€ million	31 December 2003 € million
Assets					
Placements with and advances to credit institutions		**684.5**		2,164.8	
Collateralised placements		**1,752.8**		1,464.6	
Debt securities	8	**6,125.7**		5,971.1	
			8,563.0		9,600.5
Other assets	9				
Derivative financial instruments		**2,622.0**		2,736.1	
Other		**709.6**		467.5	
			3,331.6		3,203.6
Loans and share investments	10				
Loans		**7,725.8**		6,803.4	
Less: Provisions for impairment	7	**(507.5)**		(465.1)	
			7,218.3		6,338.3
Share investments		**3,196.1**		2,611.2	
Less: Provisions for impairment	7	**(544.3)**		(593.3)	
			2,651.8		2,017.9
			9,870.1		8,356.2
Intangible assets	11		**18.1**		19.1
Property, technology and office equipment	12		**13.6**		18.4
Paid-in capital receivable	15		**567.7**		847.5
Total assets			**22,364.1**		22,045.3
Liabilities					
Borrowings					
Amounts owed to credit institutions		**913.3**		1,111.9	
Debts evidenced by certificates	13	**12,965.6**		13,111.2	
			13,878.9		14,223.1
Other liabilities	14				
Derivative financial instruments		**677.9**		926.0	
Other		**824.6**		709.9	
			1,502.5		1,635.9
Total liabilities			**15,381.4**		15,859.0
Members' equity					
Subscribed capital	15	**19,789.5**		19,789.5	
Callable capital	15	**(14,592.8)**		(14,592.8)	
Paid-in capital			**5,196.7**		5,196.7
Reserves and retained earnings	16		**1,786.0**		989.6
Total members' equity			**6,982.7**		6,186.3
Total liabilities and members' equity			**22,364.1**		22,045.3
Memorandum items					
Undrawn commitments			**5,179.2**		5,664.9

These financial statements have been approved for issue by the Board of Directors on 8 March 2005.

Statement of changes in members' equity

For the year ended 31 December 2004	*Subscribed* capital € million	*Callable* capital € million	*Special* reserve € million	General reserve *Other* reserves € million	General reserve *Retained* earnings € million	*Total reserves and retained* earnings € million	*Total members'* equity € million
At 31 December 2002	19,789.5	(14,592.8)	157.6	420.5	83.0	661.1	5,857.8
Internal tax for the year	–	–	–	4.4	–	4.4	4.4
Qualifying fees and commissions from the prior year	–	–	5.3	–	(5.3)	–	–
Net fair value movement of available-for-sale investments for the year	–	–	–	20.5	–	20.5	20.5
Net fair value movement of cash flow hedges for the year	–	–	–	(7.1)	–	(7.1)	(7.1)
Present value adjustment for paid-in capital receivable	–	–	–	(67.5)	–	(67.5)	(67.5)
Reserves transfer	–	–	–	30.2	(30.2)	–	–
Net profit for the year	–	–	–	–	378.2	378.2	378.2
At 31 December 2003	19,789.5	(14,592.8)	162.9	401.0	425.7	989.6	6,186.3
Internal tax for the year	–	–	–	4.6	–	4.6	4.6
Qualifying fees and commissions from the prior year	–	–	10.8	–	(10.8)	–	–
Net fair value movement of available-for-sale investments for the year	–	–	–	484.8	–	484.8	484.8
Net fair value movement of cash flow hedges for the year	–	–	–	9.3	–	9.3	9.3
Reserves transfer	–	–	–	14.9	(14.9)	–	–
Net profit for the year	–	–	–	–	297.7	297.7	297.7
At 31 December 2004	**19,789.5**	**(14,592.8)**	**173.7**	**914.6**	**697.7**	**1,786.0**	**6,982.7**

Statement of cash flows

For the year ended 31 December 2004	€ million	Year to 31 December 2004 € million	€ million	Year to 31 December 2003 € million
Cash flows from operating activities				
Operating profit for the year [1]	**297.7**		378.2	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	**(1.4)**		(2.4)	
Fair value movement on capital receivable and associated hedges [2]	**(21.3)**		(26.4)	
Deferral of front-end and commitment fees and related direct costs	**12.5**		–	
Internal taxation	**4.6**		4.4	
Realised gains on share investments	**(122.4)**		(155.9)	
Unrealised losses/(gains) on dealing securities	**10.7**		(2.8)	
Realised (gains)/losses on available-for-sale securities	**(2.3)**		0.7	
Foreign exchange (gains)/losses	**(1.0)**		1.4	
Profit on disposal of property, technology and office equipment	**(0.2)**		(0.1)	
Depreciation and amortisation	**16.4**		16.2	
Gross provisions for losses before recoveries from assets previously written off	**85.1**		24.8	
Operating profit before changes in operating assets	**278.4**		238.1	
Decrease/(increase) in operating assets:				
Interest receivable and prepaid expenses	**1,077.0**		(153.5)	
Fair value movement [2]	**(1,249.3)**		(439.5)	
Proceeds from repayments of loans [3]	**2,887.5**		2,166.6	
Proceeds from prepayments of loans [3]	**761.5**		185.7	
Funds advanced for loans [3]	**(4,835.6)**		(3,074.9)	
Proceeds from sale of share investments [3]	**513.3**		490.7	
Funds advanced for share investments [3]	**(572.2)**		(398.0)	
Increase in operating liabilities:				
Interest payable and accrued expenses	**252.4**		431.3	
Net cash used in operating activities		**(887.0)**		(553.5)
Cash flows from investing activities				
Proceeds from sale of available-for-sale securities	**1,749.5**		2,387.8	
Purchases of available-for-sale securities	**(2,160.0)**		(3,810.6)	
Proceeds from sale of property, technology and office equipment	**0.2**		0.1	
Purchase of property, technology and office equipment	**(10.6)**		(10.1)	
Net placements with credit institutions	**49.5**		(19.3)	
Net cash used in investing activities		**(371.4)**		(1,452.1)
Cash flows from financing activities				
Capital received	**301.0**		333.0	
Issue of debts evidenced by certificates	**5,002.0**		6,770.5	
Redemption of debts evidenced by certificates	**(4,960.1)**		(5,951.0)	
Net cash from financing activities		**342.9**		1,152.5
Net decrease in cash and cash equivalents		**(915.5)**		(853.1)
Cash and cash equivalents at beginning of year		**2,445.5**		3,298.6
Cash and cash equivalents at 31 December		**1,530.0**		2,445.5

Cash and cash equivalents comprise the following amounts maturing within three months:

	2004 € million	2003 € million
Placements with and advances to credit institutions	**680.5**	2,142.5
Collateralised placements	**1,752.8**	1,401.4
Amounts owed to credit institutions	**(903.3)**	(1,098.4)
Cash and cash equivalents at 31 December	**1,530.0**	2,445.5

1 Operating profit includes dividends of €53.2 million received for the year to 31 December 2004 (31 December 2003: €52.2 million).

2 The 2003 comparative fair value movement on capital receivable and associated hedges of €26.4 million, and fair value movement of €439.5 million, were together recorded as fair value movement totalling €465.9 million in the 2003 statement of cash flows.

3 These line items, including comparatives, have been reallocated from investing activities to operating activities in order to accurately reflect the nature of these transactions.

Accounting policies

A. Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale investment securities, financial assets and liabilities held for trading and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of qualifying hedge relationships, have been re-stated in line with hedge accounting rules – see "hedge accounting" under "derivatives" below.

B. Financial instruments

Financial instruments are categorised into financial assets, financial liabilities and derivatives.

Financial assets

Dealing

This category comprises assets acquired for the purpose of generating profits from short-term price fluctuations. Such assets are measured at fair value on the basis of independent market quotes with all changes in value reported in the income statement as they occur. Assets held in this category are accounted for at trade date.

Loans and receivables

Loans and receivables originated by the Bank are measured at amortised cost using the effective yield method less any provision for impairment or uncollectability, unless they form part of a qualifying hedging relationship with a derivative position. This principally occurs in cases of fixed rate loans that, through association with individual swaps, are transformed from a fixed rate basis to a floating rate basis. In such cases, the loan is re-measured to fair value in respect of interest rate risk. The change in value is then reported in the income statement as an offset to the change in value of the related swap. Loans are recognised at settlement date.

Available-for-sale

This category comprises assets that do not specifically belong to one of the other categories. For the Bank, this consists of its share investments and the majority of its Treasury portfolio. Such assets are measured at fair value on the balance sheet. The Bank records changes in fair value through reserves, as disclosed in the "statement of changes in members' equity", until the financial asset is sold or determined to be impaired. At this time the cumulative profit or loss previously recognised in reserves is included in the income statement.

Where an available-for-sale asset is the hedged item in a qualifying fair value hedge, the fair value gain or loss attributable to the risk being hedged is reported in the income statement rather than reserves. This is to ensure there is consistency of reporting, as the fair value changes on the derivative acting as the hedge must be reported in the income statement. Hedge accounting features in Treasury positions where asset swaps are used to transform the returns on fixed interest-rate securities to a floating rate basis.

Share investments

The basis of fair value for listed share investments is the quoted bid market price on the balance sheet date. The Bank's unlisted share investments are held at historic cost less any provisions for impairment at the balance sheet date, as there are no quoted market prices available in an active market and their fair value cannot currently be reliably measured. Purchases and sales of share investments are recorded at trade date. Note 10 analyses listed and unlisted share investments, indicating purchases and sales.

Treasury portfolio

The fair value of available-for-sale assets in the Bank's Treasury portfolio is determined by bid quotes from third party sources or, where there is no active market, by the use of discounted cash flow models populated with observable market data. Collateralised placements are included in Treasury available-for-sale assets. These are structures wherein the risks and rewards associated with the ownership of a reference asset are transferred to another party through the use of a swap contract and therefore are a form of collateralised lending. Purchases and sales of Treasury's available-for-sale assets are recorded at trade date.

Financial liabilities

Liabilities held for dealing

This occurs where the Bank has sold debt securities it does not yet own, known as "short selling", with the intention of buying those securities more cheaply at a later date and thus generating a dealing profit. Such liabilities are measured at fair value with all changes in value reported in the income statement as they occur.

All other financial liabilities

With the exception of liabilities held for dealing, all other financial liabilities are measured at amortised cost, unless they form part of a qualifying hedge relationship with a derivative position.

Derivatives

All derivatives are measured at fair value through the income statement unless they form part of a qualifying cash flow hedging relationship. In this case, the fair value of the derivative is taken to reserves to the extent that it is a perfect hedge of the identified risk. Any hedge ineffectiveness will result in that proportion of the fair value remaining in the income statement. Fair values are derived primarily from discounted cash-flow models, option-pricing

models and from third party quotes. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative. All hedging activity is explicitly identified and appropriately documented by the Bank's Treasury department.

Hedge accounting
Hedge accounting is designed to bring accounting consistency to financial instruments which would not otherwise be permitted. A valid hedge relationship exists when a specific relationship can be identified between two or more financial instruments in which the change in value of one instrument, the "hedge", is highly negatively correlated to the change in value of the other, the "hedged item". To qualify for hedge accounting, this correlation must be within 80 to 125 per cent, with any ineffectiveness within these boundaries recognised in the income statement.

Fair value hedges
The Bank's hedging activities are primarily designed to mitigate interest rate risk by using swaps to convert fixed interest rate risk, on both assets and liabilities, into floating rate risk. Such hedges are known as "fair value" hedges. Changes in the fair value of the effective portions of derivatives that are designated and qualify as fair value hedges, and that prove to be highly effective in relation to hedged risk, are recorded in the income statement, along with the corresponding change in fair value of the hedged asset or liability that is attributable to that specific hedged risk.

Cash flow hedges
The Bank also engages in cash flow hedges, principally to minimise the exchange rate risk associated with its future administrative expenses being incurred in sterling. The amount and timing of such hedges fluctuates in line with the Bank's views on opportune moments to execute the hedges. The majority of any such hedging activity is for the following financial year but hedges beyond one year can be used. Hedging is mainly through the purchase of sterling in the forward foreign exchange market, but currency options can also be used.

For further information on risk and related management policies, refer to the risk management section on page 19.

C. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, which are available for use at short notice and which are subject to insignificant risk of changes in value, less liabilities which are on demand. This definition includes local currency securities purchased under agreements to re-sell and balances of cash and current accounts with foreign banks.

D. Foreign currencies

In accordance with Article 35 of the Agreement, the Bank originally used the European Currency Unit (ECU) as the reporting currency for the presentation of its financial statements. Following the replacement of the ECU with the euro (€) from 1 January 1999, the reporting currency for the presentation of the financial statements became the euro.

Monetary assets and liabilities denominated in foreign currencies have been translated into euro at spot rates as at 31 December 2004. Non-monetary items are expressed in euro at the exchange rates ruling at the time of the transaction. Revenue and expense items are translated into euro at the rate on the date on which they occurred.

E. Capital subscriptions

The Bank's share capital is denominated in euro. However, in addition to settling their capital obligations in euro, members are also entitled to settle in US dollars or Japanese yen. For this purpose, a fixed exchange rate for each currency was defined in Article 6 of the Agreement and these fixed exchange rates are used to measure the value of the associated capital, as reported in "members' equity" in the balance sheet. The corresponding figure for capital receivable on the asset side of the balance sheet is, however, measured at current exchange rates and discounted to its present value.

In order to ensure that capital receipts due in US dollars or Japanese yen retain, at a minimum, their value as determined by the Agreement's fixed rates, the Bank's policy is to fix their euro value through foreign exchange hedge contracts. These hedge contracts are fair valued in accordance with IAS 39, with any gain or loss being recorded in the income statement.

F. Associates

The Bank has considered both IAS 28 and the European Community's Council Directive on the Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions in relation to its share investments. It has decided to apply the provision in IAS 28, which, as the Bank does not produce consolidated financial statements, allows for investments in associates to be held at cost. In cases where the Bank holds 20 per cent or more of an investee company, the Bank does not normally seek to exert *significant influence*. Since the Bank does not prepare consolidated financial statements, all such share investments are carried at cost, with disclosure in note 10 of their book value and of the impact on the income statement if equity accounting principles had been applied.

G. Provisions for impairment

Where the collectability of identified loans and advances and future cash flows from identified unlisted share investments is in doubt, specific provisions for impairment are recognised in the income statement. Impairment is defined as the difference between the carrying value of the asset and the net present value of expected future cash flows, determined using the instrument's original effective interest rate where applicable. If a specific provision for impairment is made for a share investment or Treasury asset,

any change in fair value that had previously been recognised in reserves is taken to the income statement. The Bank's Risk Management Vice Presidency normally reviews assets for impairment every six months, and sometimes more frequently. Resulting adjustments include the unwinding of the discount in the income statement over the life of the asset, and any adjustments required in respect of a reassessment of the initial impairment.

Provisions for impairment of classes of similar assets that are not individually identified as impaired are calculated on a portfolio basis for loans and unlisted share investments. The effect of applying the Bank's methodology is considered to approximate to the calculation of impairment on a portfolio basis, being the difference between the carrying value of the groups of similar assets and the net present value of their expected future cash flows.

Impairment, as determined above, is deducted from the loans, share investments and Treasury asset categories on the balance sheet. Impairment of guarantees is applied when the guarantees are effective and for trade finance is based on utilisation. The methodology is consistent to that on non-sovereign risk assets (as above) and is included in "other liabilities".

Impairment, less any amounts reversed during the year, is charged to the income statement under the caption "provisions for impairment", as summarised in note 7. When a loan is deemed uncollectable, or there is no possibility of recovering a share investment, the principal is written off against the related estimated impairment. Subsequent recoveries are credited to the income statement if previously written off.

H. Computer software development costs

Costs associated with maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Bank, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line method over an estimated life of three years.

I. Property, technology and office equipment

Property, technology and office equipment is stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over the estimated life as follows:

Freehold property:	30 years
Improvements on leases of less than 50 years unexpired:	Unexpired periods
Technology and office equipment:	Three years

J. Accounting for leases

Leases of equipment where the Bank assumes substantially all the benefits and risks of ownership are classified as finance leases. The assets are treated as if they had been purchased outright at the values equivalent to the estimated value of the underlying lease payments during the periods of the lease. The corresponding lease commitments are included under liabilities. The interest element of the finance charge is charged to the income statement over the lease period to give a constant periodic change on the remaining balance of the liability. The equipment acquired under such leasing contracts is capitalised and depreciated in accordance with the provisions of policy I above.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. The Bank has entered into such leases for most of its office accommodation, both in London and in the Bank's countries of operations. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

K. Interest, fees, commissions and dividends

Interest is recorded on an accruals basis using the effective yield method. Interest is recognised on impaired loans through unwinding the discount used in the present value calculations applied to expected future cash flows.

Front-end fees and commitment fees are deferred in accordance with IAS 18, together with the related direct costs of originating and maintaining the commitment. These are then recognised in interest income using the effective interest method over the period from disbursement to repayment of the related loan. If the commitment expires without the loan being drawn down, the fee is recognised as income on expiry.

Fees received in respect of services provided over a period of time are recognised as income as the services are provided. Other fees and commissions are classed as income when received. Issuance fees and redemption premiums or discounts are amortised over the period to maturity of the related borrowings.

Dividends relating to share investments are recognised when received.

L. Staff retirement plan

The Bank has a defined contribution scheme and a defined benefit scheme to provide retirement benefits to its staff. Under the defined contribution scheme, the Bank and staff contribute to provide a lump sum benefit. The defined benefit scheme is funded entirely by the Bank and benefits are based on years of service and a percentage of final gross base salary as defined in the scheme.

The asset in respect of the defined benefit scheme is the fair value of plan assets minus the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognised actuarial gains/losses and past service cost. Independent actuaries calculate the defined benefit obligation at least every three years by using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (relating to service accrued to the balance sheet date) using the yields available on high quality corporate bonds. For intermediate years, the defined benefit obligation is estimated using approximate actuarial roll-forward techniques that allow for additional benefit accrual, actual cash flows and changes in the underlying actuarial assumptions.

The Bank keeps all contributions to the schemes, and all other assets and income held for the purposes of the schemes, separately from all of its other assets. Actual contributions made to the defined contribution scheme are charged to the income statement and transferred to the schemes' independent custodians. The charge to the income statement in respect of the defined benefit scheme is based on the current service cost and other actuarial adjustments, as determined by qualified external actuaries. Also included in this charge are actuarial gains and losses in excess of a 10 per cent corridor which are amortised over the estimated average service life remaining of the Bank's employees. The 10 per cent corridor is the higher of 10 per cent of the defined benefit obligation or fair value of assets. The actuaries also advise the Bank as to the necessary contributions to be made to the defined benefit scheme, which are then transferred to the schemes' independent custodians.

M. Taxation

In accordance with Article 53 of the Agreement, within the scope of its official activities the Bank, its assets, property and income are exempt from all direct taxes and all taxes and duties levied upon goods and services acquired or imported, except for those parts of taxes or duties that represent charges for public utility services.

N. Government grants

Government grants relating to fixed asset expenditure considered as part of the initial establishment of the Bank are recognised in the income statement on a straight-line basis over the same period as that applied for depreciation purposes. Other grants are matched against the qualifying expenditure in the period in which it is incurred. The balance of grants received or receivable that has not been taken to the income statement is carried in the balance sheet as deferred income within "other liabilities".

O. Borrowing costs

Borrowings are recognised initially at "cost", defined as their issue proceeds net of any transaction costs incurred. They are subsequently stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective yield method. Where borrowings have associated derivatives and qualify for hedge accounting in line with IAS 39, the amortised cost value is adjusted by the fair value of the hedged risks.

P. Comparatives

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

Risk management

A. Principles of financial management and risk management

The financial policies of the EBRD follow the guiding principles of sound financial management, building on the Agreement Establishing the Bank. They provide the financial framework within which the Bank pursues its mandate.

The EBRD's financial management aims to:

- pursue financial viability;
- build up reserves and ensure sustainable profitability;
- follow market and performance orientation in all its activities;
- work within a comprehensive risk management framework; and
- ensure transparency and accountability at all levels and support effective corporate governance.

The EBRD's financial policies define the financial and risk parameters that apply to Banking and Treasury operations. These policies include: (i) provisioning; (ii) pricing; and (iii) liquidity.

(i) The provisioning policy provides the basis to determine the amount of general portfolio provisions and the principles for specific provisions to be applied to all assets. To provide a check on the appropriateness of the policy, total provisions are regularly reviewed against losses calculated by the use of the Bank's risk capital model. The provisioning policy is reviewed annually.

(ii) Pricing policies determine the considerations and parameters used to price loans, guarantees and share investments.

(iii) The liquidity policy is reviewed annually and determines the amount of liquid assets required by the Bank, as well as its medium-term borrowing requirement for the following financial year. The annual review in 2004 confirmed the liquidity policy adopted in 2001 and reaffirmed liquidity as central to the Bank's financial strength.

Furthermore, the financial policies define capital utilisation and provide portfolio risk parameters for Banking operations, hedging policies, share investment valuation, exit procedures and strategies, underwriting, risk management and corporate governance policies. These policies are reviewed regularly in the light of experience and external developments.

The financial policies require that the Board of Directors approves a Treasury and Treasury Risk Management Authority (T&TRMA), which defines the risk parameters to be observed by Treasury in managing its exposures. Further to the internal re-organisation in 2003, which established the independent Risk Management Vice Presidency, the T&TRMA was reissued during 2004. This document covers all aspects of Treasury where financial risks are incurred and also all aspects of Treasury Risk Management in order to identify, measure, manage and mitigate the financial risks in Treasury. In addition, Treasury and Treasury Risk Management guidelines have been issued in respect of Treasury risk taking and Treasury Risk Management processes and procedures.

The T&TRMA is the document by which the Board of Directors delegates authority to the Vice President, Finance, to manage and the Vice President, Risk Management, to identify, measure, monitor and mitigate the Bank's Treasury exposures. The two Vice Presidents jointly interpret the Authority and notify the Board of Directors of any material interpretation. The Financial and Operations Policies Committee reviews the T&TRMA regularly and its review is submitted to the Board for approval. The credit process describes the procedures for approval, management and review of Banking exposures. These are reviewed by the Bank's Audit Committee periodically and submitted to the Board for approval.

The Risk Management Vice Presidency has overall responsibility for the independent identification, measurement, monitoring and mitigation of all risks incurred by the Bank in both its Banking and Treasury operations. The Vice President, Risk Management, is a member of the Bank's Executive Committee, as are the First Vice President, Banking, and the Vice President, Finance, to whom Treasury reports. The Vice President, Risk Management, has overall responsibility for formulating the Bank's risk management strategy for both Banking and Treasury functions. Risk Management seeks to ensure that any risks are correctly identified and appropriately managed and mitigated through comprehensive and rigorous processes, which reflect best industry practice.

Banking risks are managed through the Operations Committee consisting of: the First Vice President; the Vice President, Finance; the Vice President, Risk Management; the Chief Economist; the General Counsel; and the Director, Risk Management. The Operations Committee meets weekly and is responsible for reviewing all Banking projects prior to their submission for Board approval. Projects are reviewed to ensure that they meet the Bank's criteria for sound banking, transition impact and additionality. The committee operates within authority delegated by the Board to approve projects within Board-approved framework operations. The committee is also responsible for overseeing Banking portfolio management, approving significant changes to existing operations and approving Risk Management's recommendations for portfolio and specific provisions.

Treasury risks are reviewed by the Treasury Exposure Committee, which was established as part of the internal reorganisation of the Bank during 2003, and which meets monthly. The committee members are: the Vice President, Finance; the Vice President, Risk Management; the Treasurer; the Director, Risk Management; the Deputy Treasurer; the Director, Treasury Risk Management; the Chief Economist; the General Counsel; the Deputy General Counsel; and the Business Group Director, Financial Institutions. The Treasury Exposure Committee is responsible for reviewing and monitoring the implementation of the T&TRMA and related

guidelines. It assesses Treasury and Treasury Risk Management policy proposals for approval by the Board, monitors and reviews the asset/liability profile and risk return trade off in aggregate Treasury exposures, and evaluates new product proposals for Treasury exposures. Provisions for the impairment of Treasury exposures are recommended by Risk Management, assessed by the Treasury Exposure Committee and approved by the Vice Presidents of Finance and Risk Management.

B. Capital adequacy

The Bank's original authorised share capital was €10.0 billion. Under Resolution No. 59, adopted on 15 April 1996, the Board of Governors approved a doubling of the Bank's authorised capital stock to €20.0 billion. This increase allowed the Bank to continue to implement its operational strategy on a sustainable basis.

The Bank's capital usage is guided by statutory and financial policy parameters. Article 12 of the Agreement limits the total amount of outstanding loans, share investments and guarantees made by the Bank in its countries of operations to the total amount of the Bank's unimpaired subscribed capital, reserves and surpluses, establishing a 1:1 gearing ratio. Article 12 also limits the total amount of disbursed share investments to the total amount of the Bank's unimpaired paid-in subscribed capital, surpluses and general reserve.

In accordance with the requirements of Article 5.3 of the Agreement, in 2001 the Bank completed a review of its capital utilisation. This was the Bank's second Capital Resources Review, covering the period 2001-05. It included an analysis of the transition impact and operational activity of the Bank, an assessment of the economic outlook and transition challenges in the region, the formulation of the medium-term portfolio development strategy and objectives, and a detailed analysis of the Bank's projected future financial performance and capital adequacy. The traditional headroom measure of capital adequacy was reviewed and further supplemented with risk-based analyses using the 1988 Basel Capital Accord (Basel I) and the Bank's risk capital model.

In 2004, the Bank concluded a Capital Utilisation Technical Review, which examined potential options for the Bank's capital utilisation management framework. This considered historic and projected capital adequacy using a number of measures based on the existing statutory limits (as defined under Article 12), and by applying risk-based measures in accordance with the revised Basel Capital Accord (Basel II) and the Bank's risk capital model.

Capital utilisation was also reviewed in 2004 under both existing and risk-based measures as part of the Bank's Medium Term Strategy Update 2005-08. This update confirmed that the Bank should have sufficient capital to fulfil its medium-term objectives for the 2005-08 period within the stated risk and financial assumptions.

C. Credit risk

The EBRD is exposed to credit risk in both its Banking operations and its Treasury activities. Credit risk arises because borrowers and Treasury counterparties could default on their contractual obligations, or the value of the Bank's investments could be impaired. Most of the EBRD's credit risk is in the Banking portfolio. Projects are reviewed on a regular basis to identify promptly any changes required in the assigned risk ratings, and any actions required to mitigate increased risk. Exposures are measured against portfolio risk limits and reported to the Audit Committee on a quarterly basis.

Banking credit risk

The EBRD conducts regular reviews of individual exposures within its portfolio. Generally, projects are formally reviewed by Risk Management twice a year, with more frequent reviews for those that are perceived to be more vulnerable to possible default. Regular reviews continue after project completion for non-sovereign exposures. Each review includes a consideration of the project risk rating and, for underperforming projects, the level of impairment and corresponding specific provisions. Control of disbursement is managed by the Operation Administration Unit (OAU) within Finance, which is responsible for checking compliance with project conditionality prior to disbursement. It also ascertains that correct procedures are followed in line with approved policy. The management of investments that are considered to be in jeopardy may be transferred from Banking to the Corporate Recovery Unit. This reports jointly to Risk Management and Banking, in order to manage the restructuring work-out process.

All projects and countries of operations are assigned credit risk ratings on an internal scale from 1 (low risk) to 10 (highest risk). The Bank maintains three types of risk ratings: project, country and overall. The project rating is determined from the financial strength of the risk counterparty and the risk mitigation built into the project structure. The country rating is assessed internally taking into consideration the ratings assessed by external rating agencies. For non-sovereign operations, the overall rating is the numerically higher of the project and country rating. The exception to this is where the Bank has recourse to unconditional sponsor support from outside the country of operations, in which case the overall rating is the same as the project rating. For sovereign risk projects, the overall rating is the same as the country rating. For the performing portfolio, general portfolio provisions are established according to a matrix. This is designed to approximate incurred losses calculated on the basis of external indicators of loss, the Bank's experience, and project, sector and country risks.

The table below shows the distribution of Banking operating assets by country, instrument and sector.

Distribution of Banking operating assets, undrawn commitments and guarantees

Analysis by country	**Operating assets 2004 € million**	Operating assets 2003 € million	**Undrawn commitments and guarantees 2004 € million**	Undrawn commitments and guarantees 2003 € million
Albania	**69.4**	38.9	**106.1**	93.1
Armenia	**35.1**	44.1	**4.1**	3.8
Azerbaijan	**175.3**	134.0	**67.1**	25.7
Belarus	**46.1**	46.8	**11.5**	12.0
Bosnia and Herzegovina	**126.6**	81.5	**179.2**	146.5
Bulgaria	**318.0**	250.4	**228.0**	257.6
Croatia	**737.2**	559.8	**204.7**	284.4
Czech Republic	**427.1**	410.8	**49.3**	86.7
Estonia	**254.1**	199.2	**4.8**	6.2
FYR Macedonia	**90.9**	71.5	**152.3**	121.8
Georgia	**56.0**	59.6	**27.3**	36.4
Hungary	**688.3**	560.0	**92.9**	171.4
Kazakhstan	**513.2**	364.5	**214.9**	281.8
Kyrgyz Republic	**59.5**	54.3	**7.2**	2.1
Latvia	**72.1**	81.7	**7.5**	33.1
Lithuania	**186.3**	179.4	**51.4**	52.8
Moldova	**72.9**	78.4	**13.0**	20.1
Poland	**1,226.9**	1,263.3	**282.9**	547.9
Romania	**1,137.3**	920.9	**430.0**	558.6
Russian Federation	**2,192.6**	1,792.0	**1,317.7**	1,414.9
Serbia and Montenegro	**244.5**	120.2	**348.2**	367.2
Slovak Republic	**433.8**	518.2	**52.1**	123.5
Slovenia	**185.6**	235.1	**34.5**	23.0
Tajikistan	**18.2**	10.6	**8.0**	12.8
Turkmenistan	**63.7**	71.4	**24.6**	26.8
Ukraine	**539.5**	492.9	**329.1**	307.9
Uzbekistan	**153.3**	183.6	**123.4**	154.7
Regional	**798.4**	591.5	**807.4**	492.1
At 31 December	**10,921.9**	9,414.6	**5,179.2**	5,664.9

Analysis by instrument				
Loans	**7,669.8**	6,750.5	**4,033.5**	4,562.0
Share investments	**3,196.1**	2,611.2	**651.1**	515.3
Debt securities	**56.0**	52.9	**–**	–
Trade finance guarantees [1]	**–**	–	**214.1**	175.4
Other guarantees [2]	**–**	–	**280.5**	412.2
At 31 December	**10,921.9**	9,414.6	**5,179.2**	5,664.9

Analysis by sector				
Commerce and tourism	**345.1**	303.1	**244.3**	278.7
Community and social services	**223.8**	273.1	**187.6**	88.1
Energy/power generation	**763.2**	644.6	**745.2**	841.1
Extractive industries	**568.7**	420.3	**134.2**	151.7
Finance	**4,377.6**	3,525.4	**1,276.4**	1,185.1
Local authority services	**485.0**	418.6	**629.7**	736.9
Manufacturing	**1,680.3**	1,730.4	**522.0**	630.4
Primary industries	**326.4**	172.2	**212.9**	291.2
Telecommunications	**831.7**	779.5	**67.5**	206.6
Transport and construction	**1,320.1**	1,147.4	**1,159.4**	1,255.1
At 31 December	**10,921.9**	9,414.6	**5,179.2**	5,664.9

1 Trade finance guarantees represent standby letters of credit that are issued in favour of confirming banks undertaking the payment risk of the issuing banks in the Bank's countries of operations.

2 Other guarantees include unfunded full or partial risk participations.

Treasury credit risk

Credit risk is the potential loss to a portfolio that could result from the default of a counterparty or the deterioration of its creditworthiness, such as its downgrading by a rating agency, at any time until the maturity of the longest-dated transaction outstanding with that counterparty. More precisely, it can be referred to as pre-settlement risk. This is different from settlement risk, which occurs only at the time, typically at the onset and at the maturity, when an exchange of cash or securities occurs in a transaction. As a special case, potential losses due to downgrading or, more generally, any change in the relative credit quality of securities are also often known as spread risk or credit spread risk. The Bank also monitors concentration risk, which is the risk arising from too high a proportion of the portfolio being allocated to a specific country, industry sector, obligor, type of instrument or individual transaction.

Treasury Risk Management assigns internal credit ratings, determined by referring to approved credit rating agencies and by using an internal assessment of the creditworthiness of counterparties. The internal credit rating scale ranges from 1 to 10, the same as that used for the Banking department's exposures. The Board-approved T&TRMA states the minimum rating and maximum tenor by type of eligible counterparty. The actual exposure size limit and/or tenor limit attributed to individual counterparties may be smaller or shorter, respectively, based on the likely direction of its credit quality over the medium term, its internal outlook, or on sector considerations. Individual counterparty lines for banks, corporates and insurance companies are measured, monitored and reviewed by Treasury Risk Management on a regular basis.

The Bank's exposure measurement methodology for Treasury credit risk uses a Monte Carlo simulation technique that produces, to a high degree of confidence, maximum (in practice, 95 per cent eVaR[15]) exposure amounts at future points in time for each counterparty. This is across all transaction types and continues until the maturity of the longest dated transaction with that counterparty.

Diversification by country
At 31 December 2004, the portfolio's credit exposure covered 18 countries. The United States with a 46.9 per cent share (2003: 36.7 per cent) and the United Kingdom with 9.6 per cent (2003: 9.7 per cent) were the largest contributors. The exposure to any other country did not exceed 6 per cent of the portfolio credit exposure.

Diversification by counterparty type
Over half of the overall exposure was to banks, representing a 57.4 per cent share (2003: 59.3 per cent). Sovereigns were the second largest category with 15.8 per cent of the portfolio (13.4 per cent in 2003), while exposure to ABS fell to 8.5 per cent at the end of 2004 from 13.1 per cent at the end of 2003.

Use of derivatives

The EBRD's use of exchange-traded and over-the-counter (OTC) derivatives is primarily focused on hedging interest rate and foreign exchange risks arising from both its Banking and Treasury activities. Market views expressed through derivatives are also undertaken as part of Treasury's activities. In addition, the Bank uses credit derivatives as an alternative to investments in specific securities or to hedge certain exposures. The overall amount of credit derivatives transactions is constrained by a dedicated limit.

All risks arising from derivative instruments are combined with those deriving from all other instruments dependent on the same underlying risk factors, and are subject to overall market and credit risk limits, as well as to stress tests. Special care is devoted to those risks that are specific to the use of derivatives, through, for example, the monitoring of volatility risk for options, spread risk for swaps and basis risk for futures.

In order to control credit risk in OTC derivative transactions, the EBRD's policy is to approve ex-ante each counterparty individually and to review its creditworthiness and eligibility regularly. Overall limits are allocated to each eligible counterparty in compliance with guidelines that set a maximum size and duration of exposure, based on the counterparty's internal credit rating and outlook. For those counterparties, typically banks, that are deemed eligible for foreign exchange and OTC derivatives, a maximum portion of the overall counterparty limit is allocated to these instruments. Utilisation of limits, whether overall counterparty limits or dedicated foreign exchange and OTC derivatives limits, is calculated using potential future exposure methodology. This is based on a Monte Carlo simulation-based model and is monitored daily for all counterparties, independently from risk takers.

[15] VaR is a statistical estimate of the maximum probable loss that can be incurred, due to adverse movements in major market drivers, over a given time horizon and estimated at a given confidence level. Expected Shortfall, or eVaR, is the average loss beyond the VaR level and is a more accurate measure of large potential losses.

For all capital markets transactions entered into by the Bank, OTC derivative transactions are normally limited to the highest-rated counterparties. Furthermore, the EBRD pays great attention to mitigating derivatives credit risks through systematic recourse to a variety of risk mitigation techniques. OTC derivatives transactions are systematically documented with Master Agreements (MAs), providing for close-out netting, and Credit Support Annexes (CSAs). These provide for the posting of collateral by the counterparty once the Bank's exposure exceeds a given threshold, as a function of the counterparty's perceived creditworthiness.

The Bank has also expanded the scope for applying risk mitigation techniques by documenting the widest possible range of instruments transacted with a given counterparty under a single MA and CSA, notably foreign exchange transactions.

The Bank also systematically resorts to unwinding-upon-credit-downgrading clauses and, for long-dated transactions, unilateral break clauses. Similarly, the Bank emphasises risk mitigation for repurchase and reverse repurchase agreements and related transaction types through MA documentation.

By the end of 2004, 92.19 per cent of the Bank's gross exposure to derivatives counterparties was with counterparties with whom an MA and CSA had been completed. As a result, 97.0 per cent of the Bank's exposure to foreign exchange and OTC derivatives was either with counterparties rated triple-A in their own right, or with counterparties with whom a collateral agreement had been completed, allowing for receipt of collateral in the form of cash or liquid, triple-A rated government securities.

Diversification of Treasury peak exposure by country

31 December 2004



United States 46.9%
United Kingdom 9.6%
Netherlands 6.0%
Germany 5.9%
Spain 5.0%
Australia 4.4%
Canada 3.8%
Regional 3.5%
France 3.2%
Italy 2.8%
Switzerland 2.3%
Japan 1.9%
Supranational 1.9%
5 smallest country exposures 2.8%

Exposure by counterparty type

31 December 2004



Banks 57.4%
Sovereigns 15.8%
ABS 8.5%
Insurance companies 7.2%
Derivative product companies 5.3%
Corporates 4.1%
Multilateral organisations 1.7%

OTC derivatives and foreign exchange exposure

31 December 2004



Without Master Agreement 0.01%
With Master Agreement only 7.80%
With Master Agreement and Credit Support Annex 92.19%

The table below shows the nominal amounts of the Bank's derivative transactions outstanding at the end of 2004 and the associated fair values.

Derivative transactions

	Nominal 2004 € million	Fair value 2004 € million	Nominal 2003 € million	Fair value 2003 € million
Foreign currency products				
OTC				
Currency swaps	**8,663.4**	**2,157.4**	9,874.2	2,106.5
Spot and forward currency transactions	**1,307.2**	**(27.3)**	1,224.7	(44.8)
Total	**9,970.6**	**2,130.1**	11,098.9	2,061.7
Interest rate products				
OTC				
Interest rate swaps	**10,053.9**	**(79.3)**	9,837.0	(239.5)
Forward rate agreements	**904.0**	**–**	3,555.4	2.1
Caps/floors	**325.7**	**(0.1)**	319.6	–
Exchange traded				
Interest-rate futures	**6,364.5**	**–**	5,611.6	–
Interest-rate options	**2,864.8**	**–**	151.3	–
Total	**20,512.9**	**(79.4)**	19,474.9	(237.4)
Other				
OTC				
Credit derivatives	**3,041.5**	**(106.6)**	1,977.2	(14.2)
Total OTC products	**24,295.7**	**1,944.1**	26,788.1	1,810.1
Total exchange-traded products	**9,229.3**	**–**	5,762.9	–

Credit exposure arises when the Bank has an overall positive fair value with individual counterparties. At year-end 2004, this amounted to €2,052.9 million (2003: €2,205.9 million). Against this, the Bank held collateral of €1,581.2 million (2003: €1,505.7 million), thereby reducing its net credit exposure to €471.7 million (2003: €700.2 million).

D. Market risk

Market risk is the potential loss that could result from adverse market movements. The drivers of market risk are currently divided into: (i) interest rate risk; (ii) foreign exchange risk; (iii) equity risk; and (iv) commodity price risk. The latter two are not relevant to the Bank's Treasury operations. Interest rate risks are further broken down into yield curve risk, which measures the impact of changes in the shape of the yield curve for a given currency, and volatility risk, which deals with risks specific to interest rate option transactions. Yield curve risk can in turn be divided into changes in the overall level of interest rates (a parallel shift of an entire yield curve), and changes in the slope or the shape of the yield curve. Similarly, foreign exchange rate risks are split into risk emanating from changes in the level of foreign exchange rates, and volatility risk, which is inherent to foreign exchange options.

The EBRD's main market risk exposure arises from the fact that movement of interest rates and foreign exchange rates may adversely affect positions taken by the Bank in its Treasury portfolio. The EBRD aims to limit and manage market risks as far as possible through active asset and liability management.

Interest rate risks are managed by synthetically matching the interest rate profiles of assets and liabilities, mainly through the use of exchange-traded and OTC derivatives for hedging purposes. Exposures to foreign currency and interest rate risks are measured and monitored daily by Treasury Risk Management, independently of Treasury, to ensure compliance with authorised limits.

The Bank monitors its exposure to market risk in its Treasury portfolio through a combination of limits, based on Monte Carlo simulation-based eVaR, and a variety of additional risk measures. The Bank's overall eVaR limit is laid down in the Board-approved T&TRMA. Foreign exchange transactions are further constrained by an eVaR sub-limit dedicated to foreign exchange exposures.

Treasury Risk Management computes eVaR and monitors compliance with limits on a daily basis. Additional eVaR measures are communicated to senior management, in particular for drilling down from aggregate eVaR measures to individual market factors (marginal eVaR and VaR sensitivities). For the options portfolio, dedicated options eVaR computations are performed, in order to factor in the non-linear behaviour of option instruments.

For internal monitoring purposes, eVaR is defined as the average potential loss that could be incurred, due to adverse fluctuations in interest rates and foreign exchange rates, over a one-day trading horizon and computed with a 95 per cent confidence level. Notwithstanding the adoption of eVaR as the Bank's preferred methodology, parametric[16] VaR numbers continue to be calculated for the entire portfolio on a daily basis, although they are no longer associated to any formal limit. Also, for enhanced comparability across institutions, numbers displayed in the Financial Report are VaR-based and scaled up to a 99 per cent confidence level over a ten-trading-day horizon. The average VaR over the year was €4.0 million, while the lowest and highest values were €3.0 million and €5.8 million respectively.

A number of other risk measures are employed to complement eVaR and VaR data, with numbers produced using a different set of assumptions. This is to ensure that material risks are not ignored by focusing on one particular set of risk measures. Foreign exchange risk and the various types of interest rate risks, whether for outright exposures or for options, are monitored with sensitivity-based measures independently for each currency and type of option. A series of stress tests is produced on an ongoing basis. These primarily encompass: (i) stress-testing the options portfolio for joint large changes in the level of the price of the underlying security and that of volatility; (ii) analysing, for each currency separately, the profit and loss impact of large deformations in the level and shape of the yield curve; (iii) producing stress tests covering the entire Treasury portfolio based on historical scenarios; and (iv) specific stress tests aimed at quantifying the impact of a breakdown in correlation patterns.

E. Currency risk

Net currency position	Euro € million	United States dollars € million	Sterling € million	Japanese yen € million	Other currencies € million	**Total € million**
Assets						
Placements with and advances to credit institutions	66.1	521.8	1.4	91.9	3.3	**684.5**
Collateralised placements	1,041.8	221.4	–	–	489.6	**1,752.8**
Debt securities	2,678.0	2,592.8	427.7	422.6	4.6	**6,125.7**
Derivative financial instruments	(153.0)	(5,051.8)	2,667.5	2,675.9	2,483.4	**2,622.0**
Other assets	173.7	456.6	44.1	4.6	30.6	**709.6**
Loans	3,516.0	3,867.0	0.6	–	342.2	**7,725.8**
Provisions for impairment of loans	(204.1)	(284.0)	(0.1)	–	(19.3)	**(507.5)**
Share investments	3,196.1	–	–	–	–	**3,196.1**
Provisions for impairment of share investments	(544.3)	–	–	–	–	**(544.3)**
Intangible assets	18.1	–	–	–	–	**18.1**
Property, technology and office equipment	13.6	–	–	–	–	**13.6**
Paid-in capital receivable	325.8	182.6	–	59.3	–	**567.7**
Total assets	**10,127.8**	**2,506.4**	**3,141.2**	**3,254.3**	**3,334.4**	**22,364.1**
Liabilities and members' equity						
Amounts owed to credit institutions	(806.6)	(54.8)	(5.5)	(13.5)	(32.9)	**(913.3)**
Debts evidenced by certificates	(1,045.9)	(3,444.1)	(2,711.8)	(3,016.1)	(2,747.7)	**(12,965.6)**
Derivative financial instruments	(1,035.5)	1,391.3	(299.1)	(198.2)	(536.4)	**(677.9)**
Other liabilities	(208.9)	(440.6)	(121.0)	(24.9)	(29.2)	**(824.6)**
Members' equity	(6,976.6)	(6.1)	–	–	–	**(6,982.7)**
Total liabilities and members' equity	**(10,073.5)**	**(2,554.3)**	**(3,137.4)**	**(3,252.7)**	**(3,346.2)**	**(22,364.1)**
Currency position at 31 December 2004	**54.3**	**(47.9)**	**3.8**	**1.6**	**(11.8)**	**–**
Currency position at 31 December 2003	(92.3)	2.4	70.9	(6.0)	25.0	–

In addition to the Bank's reporting currency, the euro, currencies individually disclosed are those in which the Bank primarily raises funds (see note 13) and which expose the Bank to exchange rate risk.

[16] While computationally effective, parametric VaR methods require stringent assumptions about the statistical behaviour of market drivers that can be relaxed when using Monte Carlo simulation methodology. In contrast to parametric methods, Monte Carlo based measures can also incorporate the non-linear behaviour of instruments such as options.

F. Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure, based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's dealing portfolio are assumed to reprice within the "up to and including 1 month" category.

Repricing interval	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 5 years € million	Over 5 years € million	Non-interest-bearing funds € million	**Total € million**
Assets							
Placements with and advances to credit institutions	680.5	4.0	–	–	–	–	**684.5**
Collateralised placements	741.3	1,011.5	–	–	–	–	**1,752.8**
Debt securities	2,130.3	3,580.7	414.7	–	–	–	**6,125.7**
Derivative financial instruments	598.8	1,301.0	700.7	21.5	–	–	**2,622.0**
Other assets	459.3	50.1	27.7	0.2	–	172.3	**709.6**
Loans	1,390.3	2,971.0	3,286.7	20.9	–	56.9	**7,725.8**
Provisions for impairment of loans	(11.5)	(1.5)	(5.7)	–	–	(488.8)	**(507.5)**
Share investments	–	–	–	–	–	3,196.1	**3,196.1**
Provisions for impairment of share investments	–	–	–	–	–	(544.3)	**(544.3)**
Non-interest-earning assets including paid-in capital receivable	–	–	–	–	–	599.4	**599.4**
Total assets	**5,989.0**	**8,916.8**	**4,424.1**	**42.6**	**–**	**2,991.6**	**22,364.1**
Liabilities and members' equity							
Amounts owed to credit institutions	(898.4)	(4.9)	(10.0)	–	–	–	**(913.3)**
Debts evidenced by certificates	(2,493.7)	(5,561.5)	(4,910.4)	–	–	–	**(12,965.6)**
Derivative financial instruments	(256.1)	(369.1)	(52.7)	–	–	–	**(677.9)**
Other liabilities	(374.2)	(120.6)	(60.7)	–	–	(269.1)	**(824.6)**
Members' equity	–	–	–	–	–	(6,982.7)	**(6,982.7)**
Total liabilities and members' equity	**(4,022.4)**	**(6,056.1)**	**(5,033.8)**	**–**	**–**	**(7,251.8)**	**(22,364.1)**
Interest rate risk at 31 December 2004	**1,966.6**	**2,860.7**	**(609.7)**	**42.6**	**–**	**(4,260.2)**	**–**
Cumulative interest rate risk at 31 December 2004	**1,966.6**	**4,827.3**	**4,217.6**	**4,260.2**	**4,260.2**	**–**	**–**
Cumulative interest rate risk at 31 December 2003	2,309.3	4,182.0	3,853.8	3,863.1	3,858.3	–	–

The Bank's interest rate risk measurement is complemented by accepted market techniques including VaR, spread risk and volatility risk, on which frequent management reporting takes place.

Effective interest rates

The table below gives indicative levels of average interest rates on the Bank's interest-yielding assets and liabilities for the principal currencies in which the Bank operates. Trading securities are not included in this analysis, as the intention in holding such securities is not for generating net interest margins but rather capital gains from short-term price fluctuations.

	2004 EUR %	**2004 US$ %**	**2004 JPY %**	**2004 GBP %**	2003 EUR %	2003 US$ %	2003 JPY %	2003 GBP %
Assets								
Placements with and advances to credit institutions	**2.17**	**2.44**	**0.35**	**–**	2.10	1.10	0.42	3.84
Collateralised placements	**2.39**	**3.04**	**–**	**–**	2.48	1.43	–	–
Debt securities	**2.36**	**3.02**	**0.16**	**5.01**	2.31	1.57	0.30	4.30
Loans	**3.82**	**5.23**	**–**	**6.88**	3.61	3.46	2.99	–
Liabilities								
Amounts owed to credit institutions	**(2.06)**	**(1.47)**	**–**	**(4.82)**	(2.00)	(0.94)	–	(3.69)
Debts evidenced by certificates	**(1.93)**	**(2.44)**	**0.31**	**(4.53)**	(1.87)	(0.86)	0.33	(3.77)

G. Liquidity risk

Liquidity is the availability of sufficient funds to meet deposit withdrawals and other financial commitments as they fall due. The Bank is committed to maintaining a strong liquidity position. To ensure this, the Bank requires a minimum target liquidity ratio, based on a multi-year context, of 45 per cent of its next three years' net cash requirements, with full coverage of all committed but undisbursed project financing. In addition, 25 per cent of the Bank's net Treasury investments must mature within one year. This policy is implemented by maintaining liquidity in a target zone of 90 per cent of the next three years' net cash requirements – above the required minimum level.

The table below provides an analysis of assets, liabilities and members' equity placed into relevant maturity groupings, based on the remaining period from the balance sheet date to the contractual maturity date. It presents the most prudent maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, in the case of liabilities the earliest possible repayment date is shown, while for assets it is the latest possible repayment date.

Those assets and liabilities that do not have a contractual maturity date are grouped together in the "maturity undefined" category.

	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 5 years € million	Over 5 years € million	Maturity undefined € million	**Total € million**
Assets							
Placements with and advances to credit institutions	680.5	–	–	4.0	–	–	**684.5**
Collateralised placements	741.3	1,011.5	–	–	–	–	**1,752.8**
Debt securities	131.1	86.7	265.1	2,572.9	3,031.8	38.1	**6,125.7**
Derivative financial instruments	38.8	150.5	451.8	913.3	1,067.6	–	**2,622.0**
Other assets	438.6	39.3	46.6	66.9	118.2	–	**709.6**
Loans	158.8	371.4	1,166.3	4,159.6	1,799.1	70.6	**7,725.8**
Provisions for impairment of loans	(11.9)	(24.9)	(83.1)	(246.8)	(112.9)	(27.9)	**(507.5)**
Share investments	–	–	–	–	–	3,196.1	**3,196.1**
Provisions for impairment of share investments	–	–	–	–	–	(544.3)	**(544.3)**
Intangible assets	–	–	–	–	–	18.1	**18.1**
Property, technology and office equipment	–	–	–	–	–	13.6	**13.6**
Paid-in capital receivable	–	–	248.4	298.0	–	21.3	**567.7**
Total assets	**2,177.2**	**1,634.5**	**2,095.1**	**7,767.9**	**5,903.8**	**2,785.6**	**22,364.1**
Liabilities and members' equity							
Amounts owed to credit institutions	(898.4)	(4.9)	(10.0)	–	–	–	**(913.3)**
Debts evidenced by certificates	(110.9)	(474.2)	(1,645.6)	(3,529.3)	(7,205.6)	–	**(12,965.6)**
Derivative financial instruments	(105.8)	(162.3)	(161.2)	(167.7)	(80.9)	–	**(677.9)**
Other liabilities	(322.7)	(27.8)	(259.6)	(52.9)	(128.4)	(33.2)	**(824.6)**
Members' equity	–	–	–	–	–	(6,982.7)	**(6,982.7)**
Total liabilities and members' equity	**(1,437.8)**	**(669.2)**	**(2,076.4)**	**(3,749.9)**	**(7,414.9)**	**(7,015.9)**	**(22,364.1)**
Net liquidity position at 31 December 2004	**739.4**	**965.3**	**18.7**	**4,018.0**	**(1,511.1)**	**(4,230.3)**	**–**
Cumulative net liquidity position at 31 December 2004	**739.4**	**1,704.7**	**1,723.4**	**5,741.4**	**4,230.3**	**–**	**–**
Cumulative net liquidity position at 31 December 2003	1,735.3	2,632.8	2,480.2	6,332.2	4,147.2	–	–

H. Fair values of financial assets and liabilities

The Bank's balance sheet approximates to fair value in all financial asset and liability categories, with the exception of Banking fixed rate loans where interest rate risk has been hedged on a portfolio basis. As a result, the Bank does not hedge account for such loans and therefore the underlying changes to the fair value of these assets are not recognised on the balance sheet. At 31 December 2004, the fair value of these loans was €29.8 million above the current balance sheet value (2003: €34.1 million).

I. Operational risk

The EBRD defines operational risk as all aspects of risk-related exposure other than those falling within the scope of credit and market risk. This includes the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events and reputational risk. This includes the risk of loss that could occur through:

- errors or omissions in the processing and settlement of transactions, whether in the areas of execution, booking or settlement or due to inadequate legal documentation;
- errors in the reporting of financial results or failures in controls, such as unidentified limit excesses or unauthorised trading/trading outside policies;
- dependency on a limited number of key personnel, inadequate or insufficient staff training or skill levels;
- errors or failures in transaction support systems and inadequate disaster recovery planning, including errors in the mathematical formulae of pricing or hedging models or in the computation of the fair value of transactions;
- external events; and
- damage to the EBRD's name and reputation, either directly by adverse comments or indirectly.

The EBRD has a low tolerance for material losses arising from operational risk exposures. Where material operational risks are identified (that is, those that may lead to material loss if not mitigated), appropriate mitigation and control measures are put in place after a careful weighing of the risk/return trade off. Maintaining the EBRD's reputation is of paramount importance and reputational risk has therefore been included in the Bank's definition of operational risk. The EBRD will always try to take all reasonable and practical steps to safeguard its reputation.

Within the EBRD, there are policies and procedures in place covering all significant aspects of operational risk. These include first and foremost the EBRD's high standards of business ethics and its established system of internal controls, checks and balances and segregation of duties. These are supplemented with:

- the EBRD's Code of Conduct;
- disaster recovery/contingency planning;
- the Public Information Policy;
- client and project integrity due diligence procedures, including anti-money-laundering measures;
- procedures for reporting and investigating suspected staff misconduct, including fraud;
- information management policy; and
- procurement and purchasing policies, including the detection of corrupt practices in procurement.

Operational risk at the EBRD is managed within the Risk Management Vice Presidency, and coordinated throughout the Bank by the Operational Risk Management Group (ORMG). The ORMG comprises: the Vice President, Risk Management; the Vice President, Finance; the General Counsel; the Chief Compliance Officer; the Director, Risk Management; the Head of Operations, IT and OAU; the Treasurer; the Head of Internal Audit; and other senior managers from Finance, Banking, Administration and Human Resources. The ORMG's task is to develop and coordinate the Bank's approach to operational risk management, and to ensure that it is widely implemented across all areas of the Bank. The ORMG has previously focused on agreeing definitions and determining different loss type events to capture the Bank's exposure to operational risk, as well as developing a group of key risk indicators to measure such risks.

During 2004, the EBRD further developed its operational risk management through an operational risk self-assessment exercise. This was in conjunction with the framework to certify internal controls over financial reporting. During this process, the Bank developed a replicable framework which it can subsequently use to conduct future self-assessments without external assistance. Most departments within the EBRD had to identify their operational risk exposures, and to evaluate the mitigating controls that help to reduce the inherent risk. Each risk (both inherent and post control) was assessed for its impact, according to a defined value scale and the likelihood of occurrence, based on a frequency by time range.

The ORMG reviewed all the self-assessments via a series of challenge meetings based on product or risk type lines and across departments. In addition, work was started to extend the key operational risk indicators to include significant post-control risks. As part of the exercise, risk management training was provided for relevant senior managers and staff.

Notes to the financial statements

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 December 2004, the Bank's shareholders comprised 60 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are defined in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London at the start of the Bank's operations on 15 April 1991.

2. Segment information

Business segments

For management purposes, the business of the Bank comprises primarily Banking and Treasury operations. Banking activities represent investments in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks and assisting clients in asset and liability management matters.

Primary reporting format – business segment:

	Banking 2004 € million	**Treasury 2004 € million**	**Aggregated 2004 € million**	Banking 2003 € million	Treasury 2003 € million	Aggregated 2003 € million
Interest income	**302.1**	**215.6**	**517.7**	297.4	193.2	490.6
Other income	**193.2**	**28.0**	**221.2**	217.0	13.1	230.1
Fair value movement on paid-in capital receivable and associated hedges [1]	**19.2**	**2.1**	**21.3**	23.8	2.6	26.4
Total segment revenue	**514.5**	**245.7**	**760.2**	538.2	208.9	747.1
Less interest expenses and similar charges [2]	**(172.4)**	**(162.1)**	**(334.5)**	(167.9)	(143.0)	(310.9)
Allocation of the return on capital [1, 2]	**100.4**	**11.2**	**111.6**	100.2	11.2	111.4
Fair value movement on non-qualifying hedges	**–**	**4.8**	**4.8**	–	10.3	10.3
Less general administrative expenses	**(128.1)**	**(15.0)**	**(143.1)**	(126.8)	(15.0)	(141.8)
Less depreciation and amortisation	**(15.5)**	**(0.9)**	**(16.4)**	(15.3)	(0.9)	(16.2)
Segment result before provisions	**298.9**	**83.7**	**382.6**	328.4	71.5	399.9
Provisions for impairment	**(80.9)**	**(4.0)**	**(84.9)**	(16.5)	(5.2)	(21.7)
Net profit for the year	**218.0**	**79.7**	**297.7**	311.9	66.3	378.2
Segment assets	**10,129.8**	**11,666.6**	**21,796.4**	8,573.5	12,624.3	21,197.8
Paid-in capital receivable			**567.7**			847.5
Total assets			**22,364.1**			22,045.3
Segment liabilities						
Total liabilities	**260.8**	**15,120.6**	**15,381.4**	232.3	15,626.7	15,859.0
Capital expenditure	**10.0**	**0.6**	**10.6**	9.5	0.6	10.1

1 Fair value movement on paid-in capital receivable and associated hedges amounted to €21.3 million (2003: €26.4 million). Allocation of the return on capital amounted to €111.6 million (2003: €111.4 million). Together, these total €132.9 million (2003: €137.8 million), which is the Bank's return on net paid-in capital used in segmental results.

2 Interest expenses and similar charges and the allocation of the return on capital total €222.9 million (2003: €199.5 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.

Secondary reporting format – geographical segment:
The Bank's activities are divided into four regions for internal management purposes.

	Segment revenue 2004 € million	Segment revenue 2003 € million	**Segment assets 2004 € million**	Segment assets 2003 € million
Advanced countries [1]	**222.5**	301.4	**4,238.8**	4,000.8
Early/Intermediate countries [2]	**180.0**	222.9	**3,777.0**	2,749.6
Russian Federation	**112.0**	13.9	**2,114.0**	1,823.1
OECD (Treasury operations)	**245.7**	208.9	**11,666.6**	12,624.3
Total	**760.2**	747.1	**21,796.4**	21,197.8

1 *Advanced countries are Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic and Slovenia.*

2 Early/Intermediate countries are Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Former Yugoslav Republic of Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Romania, Serbia and Montenegro, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

3. Net fee and commission income

The main components of net fee and commission income are as follows:

	2004 € million	2003 € million
Guarantee fees	**4.0**	6.5
Trade finance fees	**4.3**	4.2
Syndication fees	**3.9**	1.2
Appraisal fees	**3.7**	1.2
Other	**8.5**	2.8
Equity fund fee expenses	**(6.8)**	(7.0)
Net fee and commission income	**17.6**	8.9

Front-end and commitment fees of €48.0 million (2003: €45.2 million) received in 2004, together with related direct costs of €35.5 million (2003: €45.2 million), have been deferred on the balance sheet. They will be recognised in interest income over the period from disbursement to repayment of the related loan, in accordance with IAS 18.

4. Net profit on dealing activities and foreign exchange

	2004 € million	2003 € million
Debt buy-backs	**24.9**	13.4
Available-for-sale portfolio	**2.3**	(0.7)
Foreign exchange	**1.0**	(1.4)
Dealing portfolio	**(0.2)**	1.8
Net profit on dealing activities and foreign exchange	**28.0**	13.1

For the available-for-sale portfolio, the realised gains and losses arose on disposal of debt securities in that portfolio. For the dealing portfolio, net profit includes both realised and unrealised gains or losses, together with associated interest income and expense.

5. Fair value movement on non-qualifying hedges

The fair value movement on non-qualifying hedges does not derive from dealing activities but is a consequence of the accounting rules introduced by IAS 39. This accounting standard requires all derivatives to be fair valued in the income statement. Where derivatives are hedging non-derivative financial assets or liabilities, the latter can also be re-measured to fair value for the specific risks hedged and reported through the income statement. Hedge accounting, as this process is known, can only be used where hedge relationships can be specifically identified and close correlation proven. Interest rate hedging on a portfolio basis is carried out against the Bank's fixed-rate loan book. Derivatives are used to exchange the fixed rate flows on the loan assets in return for floating interest payments, primarily through the use of swap contracts. The swaps are subject to fair value accounting, but the fixed rate loan assets are not. As the Bank is paying fixed rates of interest in these contracts, increases in the relevant interest rates, primarily the US dollar and the euro, will result in fair value gains on these contracts, while the converse will happen if rates fall. In 2004, euro rates fell while US dollar rates rose, resulting in a net loss of €1.7 million for the year (2003: gain of €9.0 million).

While hedge accounting can be applied to most of the Bank's derivative positions due to one-to-one hedging relationships, it may not be possible to achieve 100 per cent hedge effectiveness where the change in value of the derivative is exactly matched by the change in value of the hedged asset or liability. Any ineffectiveness in the offsetting valuations must be recognised in the income statement. In 2004, this figure amounted to a gain of €6.5 million (2003: loss of €2.8 million).

During the year, the fair value movement of €7.0 million (2003: €7.3 million) on swaps hedging the Bank's capital receivable in US dollars and Japanese yen was reported in net interest, along with the discounting effect on the capital receivable. In 2003, this movement, along with associated foreign exchange of €3.2 million, was reported under "fair value movement on non-qualifying hedges" and resulted in a net credit of €4.1 million.

6. General administrative expenses

	2004 € million	2003 € million
Personnel costs [1]	**118.9**	126.8
Overhead expenses net of government grants [2, 3]	**59.7**	60.2
General administrative expenses [4]	**178.6**	187.0
Deferral of direct costs related to loan origination and commitment maintenance [5]	**(35.5)**	(45.2)
Net general administrative expenses	**143.1**	141.8

1 The average numbers of staff included in personnel costs during the year were: 964 headquarters staff (2003: 960), 233 locally hired staff in Resident Offices (2003: 227), 105 contract staff (comprising special contract staff, interns/short-term staff and locally hired general service contract staff), and 83 Board of Directors personnel. Of these, 92 were externally funded.

Staff numbers at 31 December 2004 consisted of: 965 headquarters staff (comprising regular and analyst staff in Bank Departments and Board support staff) (2003: 964), 237 locally hired staff in Resident Offices (2003: 228), 102 contract staff (comprising 34 special contract staff, 46 interns/short-term staff and 22 locally hired general service contract staff), and 77 Board of Directors personnel. Of these, 91 were externally funded.

In addition, 89 Project Bureau staff (2003: 64) were engaged by the Russia Small Business Fund on projects in the Russian Federation.

2 During the year, government grants of €2.1 million (2003: €2.1 million) were taken to the income statement.

3 The following fees for work performed by the Bank's external auditors were included in overhead expenses:

	2004 € 000	2003 € 000
Audit and assurance services		
Services as auditors of the Bank	**236**	231
Pension audit	**21**	20
Internal controls framework assurance	**158**	–
Other assurance services	**7**	7
	422	258
Other services		
Consultancy services – countries of operations	**–**	7
	422	265

4 Sterling general administrative expenses totalled £126.2 million (2003: £123.6 million).

5 Direct costs of €35.5 million (2003: €45.2 million) relating to loan origination and commitment maintenance in 2004, together with received front-end and commitment fees of €48.0 million (2003: €45.2 million), have been deferred on the balance sheet in accordance with IAS 18. These figures will be recognised in interest income over the period from disbursement to repayment of the related loan.

7. Provisions for impairment

Charge/(release) for the year	Loans € million	Share investments € million	Total loans and share investments € million	Guarantees € million	Treasury impairment € million	**2004 Total € million**	2003 Total € million
Portfolio provision for the unidentified impairment of assets:							
Non-sovereign risk assets	99.6	8.3	107.9	–	–	**107.9**	41.8
Sovereign risk assets	(0.7)	–	(0.7)	–	–	**(0.7)**	4.5
Guarantees	–	–	–	(8.3)	–	**(8.3)**	4.5
Specific provisions for the identified impairment of assets [1]	(23.4)	5.4	(18.0)	–	4.0	**(14.0)**	(29.1)
For the year ended 31 December 2004	**75.5**	**13.7**	**89.2**	**(8.3)**	**4.0**	**84.9**	
For the year ended 31 December 2003	6.8	5.2	12.0	4.5	5.2		21.7

[1] During the year new specific provisions for the identified impairment of assets of €73.7 million (2003: €90.1 million) were made, and €87.7 million (2003: €119.2 million) were released, resulting in a net release to the income statement of €14.0 million (2003: €29.1 million).

Movement in provisions and impairment	Loans € million	Share investments € million	Total loans and share investments € million	Guarantees € million	Treasury impairment € million	**2004 Total € million**	2003 Total € million
At 1 January 2004	465.1	593.3	1,058.4	40.3	70.9	**1,169.6**	1,291.0
Charge/(release) for the year	75.5	13.7	89.2	(8.3)	4.0	**84.9**	21.7
Unwinding of the discount relating to the identified impairment of assets [1]	(0.6)	–	(0.6)	–	(0.8)	**(1.4)**	(2.4)
Foreign exchange adjustments	(18.8)	–	(18.8)	–	(5.0)	**(23.8)**	(77.9)
Release against amounts written off	(13.7)	(62.7)	(76.4)	–	(13.2)	**(89.6)**	(62.8)
At 31 December 2004	**507.5**	**544.3**	**1,051.8**	**32.0**	**55.9**	**1,139.7**	1,169.6
Analysed between							
Portfolio provisions for the unidentified impairment of assets:							
Non-sovereign risk assets	377.8	335.8	713.6	–	–	**713.6**	619.0
Sovereign risk assets	57.7	–	57.7	–	–	**57.7**	61.5
Specific provisions for the identified impairment of assets	72.0	208.5	280.5	–	55.9	**336.4**	448.8
Deducted from assets	507.5	544.3	1,051.8	–	55.9	**1,107.7**	1,129.3
Included in other liabilities	–	–	–	32.0	–	**32.0**	40.3
At 31 December 2004	**507.5**	**544.3**	**1,051.8**	**32.0**	**55.9**	**1,139.7**	1,169.6

[1] Included in interest income is €1.4 million (2003: €2.4 million) relating to the unwinding of the net present value discount.

8. Debt securities

Analysis by issuer	**2004 € million**	2003 € million
Governments	**23.1**	229.1
Public bodies	**257.8**	201.5
Other borrowers	**5,844.8**	5,540.5
At 31 December	**6,125.7**	5,971.1

Analysis by portfolio		
Available-for-sale portfolio	**5,293.4**	5,263.8
Dealing portfolio		
Internally managed funds	**473.0**	323.0
Externally managed funds	**359.3**	384.3
	832.3	707.3
At 31 December	**6,125.7**	5,971.1

9. Other assets

	2004 € million	2003 € million
Fair value of derivatives	**2,622.0**	2,736.1
Treasury deals pending settlement	**415.0**	181.1
Interest receivable	**117.8**	138.4
Other	**176.8**	148.0
At 31 December	**3,331.6**	3,203.6

10. Loans and share investments

Operating assets	Sovereign loans € million	Non-sovereign loans € million	Total loans € million	Unlisted share investments € million	Listed share investments € million	Total share investments € million	Total loans and share investments € million
At 1 January 2004	2,052.1	4,751.3	6,803.4	1,747.2	864.0	2,611.2	**9,414.6**
Movement in fair value revaluation	(1.5)	(2.4)	(3.9)	–	466.4	466.4	**462.5**
Disbursements	500.3	4,335.3	4,835.6	484.5	87.7	572.2	**5,407.8**
Repayments, prepayments and disposals	(526.9)	(3,122.1)	(3,649.0)	(287.7)	(103.2)	(390.9)	**(4,039.9)**
Foreign exchange movements	(98.9)	(147.9)	(246.8)	–	–	–	**(246.8)**
Written off	–	(13.5)	(13.5)	(56.6)	(6.2)	(62.8)	**(76.3)**
At 31 December 2004	**1,925.1**	**5,800.7**	**7,725.8**	**1,887.4**	**1,308.7**	**3,196.1**	**10,921.9**
Impairment at 31 December 2004	(57.7)	(449.8)	(507.5)	(510.4)	(33.9)	(544.3)	**(1,051.8)**
Total operating assets net of impairment at 31 December 2004	**1,867.4**	**5,350.9**	**7,218.3**	**1,377.0**	**1,274.8**	**2,651.8**	**9,870.1**
Total operating assets net of impairment at 31 December 2003	1,990.6	4,347.7	6,338.3	1,202.5	815.4	2,017.9	8,356.2

At 31 December 2004, the Bank categorised 17 loans as impaired, totalling €85.8 million (2003: 19 loans totalling €125.2 million). Specific provisions on these assets amounted to €72.0 million (2003: €112.0 million). At the same date the Bank categorised 49 share investments as impaired, totalling €324.4 million (2003: 53 share investments totalling €366.2 million). Specific provisions on these assets amounted to €208.5 million (2003: €265.9 million). The unwinding of the net present value discount relating to provisions for the impairment of identified assets has added €0.6 million (2003: €1.5 million) of income to the income statement in interest income from loans.

Of the €122.4 million (2003: €155.9 million) net profit on sale of share investments, €81.1 million (2003: €77.6 million) relates to profit on the sale of unlisted share investments. These were held at a cost of €122.3 million (2003: €126.8 million) at the time of sale, because their fair value could not be reliably measured.

As the Bank has no subsidiaries, it does not prepare consolidated financial statements. If the Bank had equity accounted for all investments in which it owns 20 per cent or more of the investee share capital – the book value of which, included in share investments in the balance sheet at 31 December 2004, was €884.4 million – the net incremental impact on the income statement would be a profit of €97.3 million (2003: €762.9 million and €23.1 million respectively). This represents the Bank's share of net profits or losses from the most recent available audited financial statements of its investee companies. The Bank's share of retained earnings in respect of these investee companies since acquisition would be a profit of €463.6 million (2003: €320.5 million). Due to the time delay in obtaining audited financial statements that have been prepared in accordance with IFRS from all investee companies, these figures are based on profits or losses from the most recent 12 month period for which such information is available.

Listed below are all share investments where the Bank owned greater than or equal to 20 per cent of the investee share capital at 31 December 2004, and where the Bank's total investment, less specific provisions on the impairment of identified assets, exceeded €20.0 million. Significant shareholdings are normally only taken in anticipation of, wherever possible, subsequent external participation.

	% Ownership
Lafarge: Romania	38
Dalkia Lodz Cogeneration Privatisation	35
Regional Europolis Portfolio	35
Baring Vostok Private Equity Fund	32
Danone MPF – Danone Industria LLC	30
UNIQA TU Equity	30
Advent Central & Eastern Europe II – Regional Fund	27
Emerging Europe Capital Investors LDC	24
Polish Enterprise Fund IV	23
Privredna Banka	21

11. Intangible assets

	Computer software development costs € million
Cost	
At 1 January 2004	**73.3**
Additions	**8.3**
Write-offs	**(26.7)**
At 31 December 2004	**54.9**
Amortisation	
At 1 January 2004	**54.2**
Charge	**9.3**
Write-offs	**(26.7)**
At 31 December 2004	**36.8**
Net book value	
At 31 December 2004	**18.1**
At 31 December 2003	19.1

12. Property, technology and office equipment

	Property € million	Technology and office equipment € million	**Total € million**
Cost			
At 1 January 2004	67.0	48.9	**115.9**
Additions	0.4	1.9	**2.3**
Disposals	(2.7)	(18.2)	**(20.9)**
At 31 December 2004	**64.7**	**32.6**	**97.3**
Depreciation			
At 1 January 2004	52.1	45.4	**97.5**
Charge	4.8	2.3	**7.1**
Disposals	(2.7)	(18.2)	**(20.9)**
At 31 December 2004	**54.2**	**29.5**	**83.7**
Net book value			
At 31 December 2004	**10.5**	**3.1**	**13.6**
At 31 December 2003	14.9	3.5	18.4

13. Debts evidenced by certificates

The Bank's outstanding debts evidenced by certificates and related fair value hedging swaps are summarised below:

	Principal at nominal value € million	Fair value adjustment € million	Adjusted principal value € million	Currency swaps payable/ (receivable) € million	**Net currency obligations 2004 € million**	Net currency obligations 2003 € million
Australian dollars	1,141.9	(14.0)	1,127.9	(1,127.9)	**–**	–
Canadian dollars	30.8	2.5	33.3	(33.3)	–	–
Czech koruna	131.6	(51.6)	80.0	(80.0)	**–**	–
Euro	1,279.1	(233.2)	1,045.9	374.4	**1,420.3**	1,556.3
Gold bullion	205.4	–	205.4	(205.4)	**–**	–
Hungarian forints	84.5	3.9	88.4	(83.8)	**4.6**	5.4
Japanese yen	2,808.2	207.8	3,016.0	(2,623.5)	**392.5**	572.0
New Taiwan dollars	463.2	11.7	474.9	(474.9)	–	–
New Zealand dollars	50.3	1.9	52.2	(52.2)	–	–
Polish zloty	57.3	11.9	69.2	(23.3)	**45.9**	53.2
Slovak koruna	15.8	4.6	20.4	(20.4)	–	–
South African rands	1,172.3	(576.0)	596.3	(596.3)	**–**	–
Sterling	2,532.6	179.2	2,711.8	(999.7)	**1,712.1**	1,745.2
United States dollars	2,711.7	732.2	3,443.9	5,946.3	**9,390.2**	9,179.1
At 31 December	**12,684.7**	**280.9**	**12,965.6**	**–**	**12,965.6**	13,111.2

During the year the Bank redeemed €358.0 million of bonds and medium-term notes prior to maturity (2003: €463.0 million), generating a net gain of €24.9 million (2003: €13.4 million).

14. Other liabilities

	2004 € million	2003 € million
Fair value of derivatives	**677.9**	926.0
Treasury deals pending settlement	**314.7**	118.7
Interest payable	**131.8**	179.3
Other	**378.1**	411.9
At 31 December	**1,502.5**	1,635.9

15. Subscribed capital

	2004 Number of shares	2004 Total € million	2003 Number of shares	2003 Total € million
Authorised share capital	**2,000,000**	**20,000.0**	2,000,000	20,000.0
of which				
Subscriptions by members – initial capital	**991,975**	**9,919.8**	991,975	9,919.8
Subscriptions by members – capital increase	**986,975**	**9,869.7**	986,975	9,869.7
Subtotal – subscribed capital	**1,978,950**	**19,789.5**	1,978,950	19,789.5
Unallocated shares [1]	**6,050**	**60.5**	6,050	60.5
Authorised and issued share capital	**1,985,000**	**19,850.0**	1,985,000	19,850.0
Not yet subscribed	**15,000**	**150.0**	15,000	150.0
At 31 December	**2,000,000**	**20,000.0**	2,000,000	20,000.0

1 Shares potentially available to new or existing members.

The Bank's capital stock is divided into paid-in shares and callable shares. Each share has a par value of €10,000. Payment for the paid-in shares subscribed to by members is made over a period of years determined in advance. Article 6.4 of the Agreement states that payment of the amount subscribed to the callable capital is subject to call by the Bank, taking account of Articles 17 and 42 of the Agreement, only as and when required by the Bank to meet its liabilities. Article 42.1 states that in the event of the termination of the Bank's operations, the liability of all members for all uncalled subscriptions to the capital stock will continue until all claims of creditors, including all contingent claims, have been discharged. If a member withdraws from the Bank, share capital is repayable to the extent it is not needed to settle the direct obligations and contingent liabilities of the member to the Bank as long as any part of the loans, equity investments or guarantees contracted before it ceased to be a member are outstanding.

Under the Agreement, payment for the paid-in shares of the original capital stock subscribed to by members was made in five equal annual instalments. Of each instalment, up to 50 per cent was payable in non-negotiable, non-interest-bearing promissory notes or other obligations issued by the subscribing member and payable to the Bank at par value upon demand. Under Resolution No. 59, payment for the paid-in shares subscribed to by members under the capital increase is to be made in eight equal annual instalments. A member may pay up to 60 per cent of each instalment in non-negotiable, non-interest-bearing promissory notes or other obligations issued by the member and payable to the Bank at par value upon demand. The Board of Directors agreed a policy of encashment in three equal annual instalments for promissory notes relating to initial capital, and five equal annual instalments for promissory notes relating to the capital increase.

A statement of capital subscriptions showing the amount of paid-in and callable shares subscribed to by each member, together with the amount of unallocated shares and votes, is set out in the following table. Under Article 29 of the Agreement, the voting rights of members that have failed to pay any part of the amounts due in respect of their capital subscription are proportionately reduced until payment is made.

Summary of paid-in capital receivable:

	2004 € million	2003 € million
Paid-in subscribed capital:		
cash and promissory note encashments not yet due	**546.4**	826.3
cash and promissory notes due but not yet received	**18.1**	16.9
promissory note encashments due but not yet received	**3.2**	4.3
Paid-in capital receivable at 31 December	**567.7**	847.5

Paid-in capital receivable has been stated at its present value on the balance sheet to reflect future receipt by instalments.

15. Subscribed capital *(continued)*

Statement of capital subscriptions At 31 December 2004	Total shares (number)	Resulting votes[1] (number)	Total capital € million	Callable capital € million	Paid-in capital[2] € million
Members					
Albania	2,000	1,522	20.0	14.8	5.2
Armenia	1,000	643	10.0	7.4	2.6
Australia	20,000	20,000	200.0	147.5	52.5
Austria	45,600	45,600	456.0	336.3	119.7
Azerbaijan	2,000	1,216	20.0	14.8	5.2
Belarus	4,000	4,000	40.0	29.5	10.5
Belgium	45,600	45,600	456.0	336.3	119.7
Bosnia and Herzegovina	3,380	3,380	33.8	24.9	8.9
Bulgaria	15,800	15,800	158.0	116.5	41.5
Canada	68,000	68,000	680.0	501.5	178.5
Croatia	7,292	7,292	72.9	53.8	19.1
Cyprus	2,000	2,000	20.0	14.8	5.2
Czech Republic	17,066	17,066	170.7	125.8	44.9
Denmark	24,000	24,000	240.0	177.0	63.0
Egypt	2,000	1,750	20.0	14.8	5.2
Estonia	2,000	2,000	20.0	14.8	5.2
European Community	60,000	60,000	600.0	442.5	157.5
European Investment Bank	60,000	60,000	600.0	442.5	157.5
Finland	25,000	25,000	250.0	184.4	65.6
Former Yugoslav Republic of Macedonia	1,382	1,382	13.8	10.2	3.6
France	170,350	170,350	1,703.5	1,256.3	447.2
Georgia	2,000	492	20.0	14.8	5.2
Germany	170,350	170,350	1,703.5	1,256.3	447.2
Greece	13,000	13,000	130.0	95.8	34.2
Hungary	15,800	15,800	158.0	116.5	41.5
Iceland	2,000	2,000	20.0	14.8	5.2
Ireland	6,000	6,000	60.0	44.2	15.8
Israel	13,000	13,000	130.0	95.8	34.2
Italy	170,350	170,350	1,703.5	1,256.3	447.2
Japan	170,350	170,350	1,703.5	1,256.3	447.2
Kazakhstan	4,600	4,600	46.0	33.9	12.1
Korea, Republic of	20,000	20,000	200.0	147.5	52.5
Kyrgyz Republic	2,000	792	20.0	14.8	5.2
Latvia	2,000	2,000	20.0	14.8	5.2
Liechtenstein	400	400	4.0	2.9	1.1
Lithuania	2,000	2,000	20.0	14.8	5.2
Luxembourg	4,000	4,000	40.0	29.5	10.5
Malta	200	200	2.0	1.5	0.5
Mexico	3,000	3,000	30.0	21.0	9.0
Moldova	2,000	1,076	20.0	14.8	5.2
Mongolia	200	200	2.0	1.5	0.5
Morocco	1,000	1,000	10.0	7.0	3.0
Netherlands	49,600	49,600	496.0	365.8	130.2
New Zealand	1,000	1,000	10.0	7.0	3.0
Norway	25,000	25,000	250.0	184.4	65.6
Poland	25,600	25,600	256.0	188.8	67.2
Portugal	8,400	8,400	84.0	61.9	22.1
Romania	9,600	9,312	96.0	70.8	25.2
Russian Federation	80,000	80,000	800.0	590.0	210.0
Serbia and Montenegro	9,350	9,350	93.5	68.9	24.6
Slovak Republic	8,534	8,534	85.3	62.9	22.4
Slovenia	4,196	4,196	42.0	30.9	11.1
Spain	68,000	68,000	680.0	501.5	178.5
Sweden	45,600	45,600	456.0	336.3	119.7
Switzerland	45,600	45,600	456.0	336.3	119.7
Tajikistan	2,000	386	20.0	14.8	5.2
Turkey	23,000	23,000	230.0	169.6	60.4
Turkmenistan	200	152	2.0	1.5	0.5
Ukraine	16,000	14,000	160.0	118.0	42.0
United Kingdom	170,350	170,350	1,703.5	1,256.3	447.2
United States of America	200,000	199,845	2,000.0	1,475.0	525.0
Uzbekistan	4,200	4,200	42.0	30.9	11.1
Capital subscribed by members	**1,978,950**	**1,969,336**	**19,789.5**	**14,592.8**	**5,196.7**
Unallocated shares	6,050		60.5		
Authorised and issued share capital	**1,985,000**		**19,850.0**		

1 Voting rights are restricted for non-payment of amounts due in respect of the member's obligations in relation to paid-in shares. Total votes before restrictions amount to 1,978,950 (2003: 1,978,950).

2 Of paid-in capital, €4.9 billion has been received (2003: €4.6 billion). Some €0.3 billion is not yet due (2003: €0.6 billion), which relates primarily to the capital increase and is payable on or before 15 April 2005.

16. Reserves and retained earnings

	2004 € million	2003 € million
Revaluation reserve – available-for-sale investments		
At 1 January	**291.6**	271.1
Net gains from changes in fair value	**523.4**	93.4
Net losses transferred to net profit due to impairment	**–**	13.0
Net gains transferred to net profit on disposal	**(38.6)**	(85.9)
At 31 December	**776.4**	291.6
Hedging reserve – cash flow hedges		
At 1 January	**(9.7)**	(2.6)
Net gains/(losses) from changes in fair value	**9.3**	(7.1)
At 31 December	**(0.4)**	(9.7)
Other		
At 1 January	**119.1**	152.0
Internal tax for the year	**4.6**	4.4
Present value adjustment for paid-in capital receivable	**–**	(67.5)
Transferred from retained earnings	**14.9**	30.2
At 31 December	**138.6**	119.1
Retained earnings		
At 1 January	**425.7**	83.0
Qualifying fees and commissions from the prior year	**(10.8)**	(5.3)
Transferred to other	**(14.9)**	(30.2)
Net profit for the year	**297.7**	378.2
At 31 December	**697.7**	425.7
Total general reserve	**1,612.3**	826.7
Special reserve		
At 1 January	**162.9**	157.6
Qualifying fees and commissions from the prior year	**10.8**	5.3
At 31 December	**173.7**	162.9
Total reserves and retain earnings	**1,786.0**	989.6

The **general reserve** includes the retention of internal tax paid in accordance with Article 53 of the Agreement Establishing the Bank. This requires that all Directors, Alternate Directors, officers and employees of the Bank be subject to an internal tax imposed by the Bank on salaries and emoluments paid by the Bank and which is retained for its benefit. The balance at the end of the year relating to internal tax is €52.7 million (2003: €48.1 million). Included in the general reserve is an adjustment to restate the Bank's paid-in capital receivable to a present value basis. Capital receivable and reserves will be accreted back to their future value by 2009 when the final capital instalment is due. The unwinding of the balance sheet reduction will be recognised in the income statement during this period and a transfer from retained earnings to general reserves processed to reflect this.

The **special reserve** is maintained, in accordance with the Agreement, for meeting certain defined losses of the Bank. The special reserve has been established, in accordance with the Bank's financial policies, by setting aside 100 per cent of qualifying fees and commissions received by the Bank associated with loans, guarantees and underwriting the sale of securities, until such time as the Board of Directors decides that the size of the special reserve is adequate. In accordance with the Agreement, €13.9 million (2003: €10.8 million) of qualifying fees and commissions recognised in the income statement will be appropriated in 2005 from the profit for 2004 and set aside to the special reserve.

17. Operating lease commitments

The Bank leases its headquarters building in London and certain of its Resident Office buildings in countries of operations. These are standard operating leases and include renewal options, periodic escalation clauses and are mostly non-cancellable in the normal course of business without the Bank incurring substantial penalties. The most significant lease is that for the Bank's headquarters building. Rent payable under the terms of this lease is reviewed every five years and is based on market rates. The last review was concluded in March 2002 and was effective from 25 December 2001. Following the 2001 rent review, the Bank re-examined its facilities requirements and entered into negotiations with the current landlord. This culminated in April 2003 in an agreement which included:

- eliminating the break clause in 2006;
- the extension of the lease from 2016 to 2022;
- obtaining a rent-free period until 25 November 2006;
- eliminating the reinstatement requirement at the expiry of the lease.

Minimum future lease payments under long-term non-cancellable operating leases, and payments made under such leases during the year are shown below.

Payable:	2004 € million	2003 € million
Not later than one year	**1.7**	2.2
Later than one year and not later than five years	**85.1**	58.7
Later than five years	**348.9**	375.4
At 31 December	**435.7**	436.3
Expenditure	**25.5**	29.7

The Bank has entered into sub-lease arrangements for one floor of its headquarters building and a portion of its Moscow Resident Office. The total minimum future lease payments expected to be received under these sub-leases and income received during the year are shown below:

Receivable:	2004 € million	2003 € million
Not later than one year	**3.1**	3.1
Later than one year and not later than five years	**0.8**	3.8
At 31 December	**3.9**	6.9
Income	**4.4**	12.7

18. Staff retirement schemes

Defined benefit scheme

A qualified actuary performs a full actuarial valuation of the defined benefit scheme at least every three years using the projected unit method. For IAS 19 purposes this is rolled forward annually to 31 December. The most recent valuation date was 30 June 2002. The present value of the defined benefit obligation and current service cost was calculated using the projected unit credit method.

Amounts recognised in the balance sheet are as follows:

	2004 € million	2003 € million
Fair value of plan assets	**101.4**	84.2
Present value of the defined benefit obligation	**(89.6)**	(75.3)
	11.8	8.9
Unrecognised actuarial losses [1]	**25.3**	27.3
Prepayment at 31 December	**37.1**	36.2
Movement in the prepayment (included in "other assets"):		
At 1 January	**36.2**	39.4
Exchange differences	**–**	(3.2)
Contributions paid	**12.8**	12.3
Total expense as below	**(11.9)**	(12.3)
At 31 December	**37.1**	36.2

The amounts recognised in the income statement are as follows:

	2004 € million	2003 € million
Current service cost	**(12.5)**	(11.0)
Interest cost	**(4.8)**	(4.2)
Expected return on assets [2]	**6.7**	5.1
Amortisation of actuarial loss	**(1.3)**	(2.2)
Total included in staff costs	**(11.9)**	(12.3)

1 These unrecognised actuarial losses represent the cumulative effect of the historical differences between the actuarial assumptions used in the production of these disclosures and the actual experience of the plan. The primary historical causes of the losses were a lower than expected investment return on plan assets, and a decline in the discount rate used to value the plan's liabilities.

2 The actual return on assets during the year was €10.3 million (2003: €15.7 million).

Principal actuarial assumptions used:

	2004	2003
Discount rate	**5.30%**	5.50%
Expected return on plan assets	**7.00%**	7.50%
Future salary increases	**4.00%**	4.00%
Average remaining working life of employees	**15 years**	15 years

Actuarial gains and losses in excess of a corridor (10 per cent of the greater of assets or liabilities) are amortised over the remaining working life of employees.

Defined contribution scheme

The pension charge recognised under the defined contribution scheme was €6.1 million (2003: €5.8 million) and is included in "general administrative expenses".

19. Other fund agreements

In addition to the Bank's ordinary operations and the Special Funds programme, the Bank administers numerous bilateral and multilateral grant agreements to provide technical assistance and investment support in the countries of operations. These agreements focus primarily on project preparation, project implementation (including goods and works), advisory services and training. The resources provided by these fund agreements are held separately from the ordinary capital resources of the Bank and are subject to external audit.

At 31 December 2004, the Bank administered 105 technical cooperation fund agreements (2003: 90) amounting to an aggregate of €811.5 million (2003: €776.4 million). This includes €304.5 million for the Tacis and Phare programmes of the European Commission under the Bangkok and Investment Preparation Facilities. Of this pledged amount, funds received at 31 December 2004 totalled €756.1 million. The total uncommitted balance of the funds at 31 December 2004 was €97.1 million. In addition, the Bank administered 79 project-specific technical cooperation agreements totalling €49.5 million.

For the specific purpose of co-financing EBRD projects, the Bank also administered 18 investment cooperation fund agreements totalling €114.7 million, and two EU Pre-accession Preparation Funds totalling €34.8 million.

Following a proposal by the G-7 countries for a multilateral programme of action to improve safety in nuclear power plants in the countries of operations, the Nuclear Safety Account (NSA) was established by the Bank in March 1993. The NSA funds are in the form of grants and are used for funding immediate safety improvement measures. At 31 December 2004, 15 contributors had made pledges totalling €267.6 million, using the fixed exchange rates defined in the rules of the NSA.

At their Denver Summit in June 1997, the G-7 countries and the EU endorsed the setting up of the Chernobyl Shelter Fund (CSF). The CSF was established on 7 November 1997, when the rules of the CSF were approved by the Board. It became operational on 8 December 1997, when the required eight contributors had entered into contribution agreements with the Bank. The objective of the CSF is to assist Ukraine in transforming the existing Chernobyl sarcophagus into a safe and environmentally stable system. At 31 December 2004, 23 contributors had made pledges totalling €591.6 million using the fixed exchange rates defined in the rules of the CSF.

In 1999, in pursuit of their policy to accede to the EU, Lithuania, Bulgaria and the Slovak Republic gave firm commitments to close and decommission their nuclear power plant units with RBMK and VVER 440/230 reactors by certain dates. In response to this, the European Commission announced its intention to support the decommissioning of these reactors with substantial grants over a period of eight to ten years, and invited the Bank to administer three International Decommissioning Support Funds (IDSFs). On 12 June 2000, the Bank's Board of Directors approved the rules of the Ignalina, Kozloduy and Bohunice IDSFs and the role of the Bank as their administrator. The funds will finance selective projects to help carry out the first phase of decommissioning the designated reactors. They will also finance measures to facilitate the necessary restructuring, upgrading and modernisation of the energy production, transmission and distribution sectors and improvements in energy efficiency which are a consequence of the closure decisions. At 31 December 2004, 16 contributors had made pledges to the Ignalina IDSF totalling €334.3 million; 11 contributors had made pledges to the Kozloduy IDSF totalling €169.8 million; and nine contributors had made pledges to the Bohunice IDSF totalling €134.3 million, using the fixed exchange rates defined in the rules of the funds.

In 2001, the Nordic Investment Bank hosted a meeting with participants from Belgium, Finland, Sweden, the European Commission and international financial institutions with activities in the Northern Dimension Area (NDA). At this meeting, participants agreed to establish the Northern Dimension Environmental Partnership to strengthen and coordinate financing of important environmental projects with cross-border effects in the NDA. On 11 December 2001, the Bank's Board of Directors approved the rules of the Northern Dimension Environmental Partnership Support Fund and the role of the Bank as fund manager. At 31 December 2004, 11 contributors had made pledges totalling €196.2 million.

Audit fees payable to the Bank's auditors for the 2004 audits of the technical cooperation and nuclear safety funds totalled €245,000 (2003: €191,000). In addition, during 2004 the Bank's auditors, on a global basis, earned €0.6 million (2003: €0.9 million) in respect of due diligence and general business consultancy services funded by the technical cooperation funds. This represents 0.8 per cent of the total spend in 2004 (2003: 1.2 per cent) by the technical cooperation funds on services from consultancy providers in support of the Bank's investments in the countries of operations. These consultancy contracts are awarded in accordance with the Bank's standard procurement rules. Payments to the auditors for consulting and advisory services during the period of audit appointment are recorded on a cash basis and reflect payments to PricewaterhouseCoopers.

20. Post-balance sheet events

There have been no material post-balance sheet events that would require disclosure or adjustment to these financial statements. On 8 March 2005, the Board of Directors reviewed the financial statements and authorised them for issue. These financial statements will be submitted for approval to the Annual Meeting of Governors to be held on 22 May 2005.

Summary of Special Funds

Special Funds are established in accordance with Article 18 of the Agreement Establishing the Bank and are administered under the terms of rules and regulations approved by the Bank's Board of Directors. At 31 December 2004, the Bank administered 12 Special Funds: nine Investment Special Funds and three Technical Cooperation Special Funds. Extracts from the financial statements of the Special Funds are summarised in the following tables, together with a summary of contributions pledged by donor country. Financial statements for each Special Fund have been separately audited. The audited financial statements are available on application to the Bank. Audit fees payable to the Bank's auditors for the 2004 audit of the Special Funds totalled €70,000 (2003: €67,800).

The objectives of the Special Funds are as follows:

The Baltic Investment Special Fund and The Baltic Technical Assistance Special Fund:
To promote private sector development through support for small and medium-sized enterprises in Estonia, Latvia and Lithuania.

The Russia Small Business Investment Special Fund and The Russia Small Business Technical Cooperation Special Fund:
To assist the development of small businesses in the private sector in the Russian Federation.

The Financial Intermediary Investment Special Fund:
To support financial intermediaries in the countries of operations of the Bank.

The Italian Investment Special Fund:
To assist the modernisation, restructuring, expansion and development of small and medium-sized enterprises in certain countries of operations of the Bank.

The SME Finance Facility Special Fund:
To alleviate the financing problems of small and medium-sized enterprises in Bulgaria, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovak Republic and Slovenia.

The Balkan Region Special Fund:
To assist the reconstruction of Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Former Yugoslav Republic of Macedonia, Romania and Serbia and Montenegro.

The EBRD Technical Cooperation Special Fund:
To serve as a facility for financing technical cooperation projects in countries of operations of the Bank.

The EBRD SME Special Fund:
To assist the development of small and medium-sized enterprises in Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Former Yugoslav Republic of Macedonia, Romania and Serbia and Montenegro.

The Central Asia Risk Sharing Special Fund:
To provide a risk-sharing facility for SME credit lines, micro finance programmes, the Direct Investment Facility and the Trade Facilitation Programme in the Kyrgyz Republic, Tajikistan, Turkmenistan and Uzbekistan.

The Municipal Finance Facility Special Fund:
To alleviate the financing problems of municipalities and their utility companies for small infrastructure investments in Bulgaria, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovak Republic and Slovenia.

Accounting convention – Investment Special Funds:
The financial statements for the Investment Special Funds have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention.

Accounting convention – Technical Cooperation Special Funds:
The financial statements for the Technical Cooperation Special Funds have been prepared under the historical cost convention. Contributions and disbursements are accounted for on a cash basis. Interest income and operating expenses are accounted for on an accruals basis.

Investment Special Funds

Extract from the income statement for the year ended 31 December 2004	Baltic Investment Special Fund € 000	Russia Small Business Investment Special Fund € 000	Financial Intermediary Investment Special Fund € 000	Italian Investment Special Fund € 000	SME Finance Facility Special Fund € 000	Balkan Region Special Fund € 000	EBRD SME Special Fund € 000	Central Asia Risk Sharing Special Fund € 000	Municipal Finance Facility Special Fund € 000	Aggregated Investment Special Funds € 000
Operating profit/(loss) before provisions	415	(824)	121	84	(18,885)	(223)	(3,889)	(46)	33	(23,214)
(Charge)/release for provisions for impairment and payments under guarantees	(725)	550	(221)	(4,180)	111	–	(213)	(824)	–	(5,502)
(Loss)/profit for the year	**(310)**	**(274)**	**(100)**	**(4,096)**	**(18,774)**	**(223)**	**(4,102)**	**(870)**	**33**	**(28,716)**
Extract from the balance sheet at 31 December 2004										
Loans	857	16,878	4,511	7,663	–	–	6,927	–	–	36,836
Provisions for impairment	(12)	(2,951)	(968)	(925)	–	–	(852)	–	–	(5,708)
	845	13,927	3,543	6,738	–	–	6,075	–	–	31,128
Share investments	7,605	4,583	1,266	2,031	2,062	–	–	–	–	17,547
Provisions for impairment	(3,732)	(1,704)	(704)	(2,031)	(609)	–	–	–	–	(8,780)
	3,873	2,879	562	–	1,453	–	–	–	–	8,767
Placements and other assets	35,305	20,584	13,606	14,378	29,607	10,801	3,662	8,962	7,033	143,938
Contributions receivable	–	–	2,931	–	70,000	–	1,559	–	23,000	97,490
Total assets	**40,023**	**37,390**	**20,642**	**21,116**	**101,060**	**10,801**	**11,296**	**8,962**	**30,033**	**281,323**
Other liabilities and provisions for impairment and payments under guarantees	8	13,177	14	2,534	4,212	209	3,339	872	–	24,365
Contributions	41,500	59,351	22,608	21,935	155,000	12,766	35,386	9,443	30,000	387,989
Reserves and retained earnings	(1,485)	(35,138)	(1,980)	(3,353)	(58,152)	(2,174)	(27,429)	(1,353)	33	(131,031)
Total liabilities and contributors' resources	**40,023**	**37,390**	**20,642**	**21,116**	**101,060**	**10,801**	**11,296**	**8,962**	**30,033**	**281,323**
Undrawn commitments and guarantees	7,089	46,067	1,768	158	38,325	9,461	5,268	8,252	8,050	124,438

Technical Cooperation Special Funds

Extract from the statement of movement in fund balance and balance sheet for the year ended 31 December 2004	Baltic Technical Assistance Special Fund € 000	Russia Small Business Technical Cooperation Special Fund € 000	EBRD Technical Cooperation Special Fund € 000	Aggregated Technical Cooperation Special Funds € 000
Balance of fund brought forward	2,672	9,036	108	11,816
Contributions received	–	2,038	–	2,038
Interest and other income	22	96	1	119
Disbursements	(1,090)	(2,474)	(28)	(3,592)
Other operating expenses	(6)	(339)	(1)	(346)
Balance of fund available	**1,598**	**8,357**	**80**	**10,035**
Cumulative commitments approved	23,530	68,021	1,066	92,617
Cumulative disbursements	(22,706)	(65,244)	(1,007)	(88,957)
Allocated fund balance	824	2,777	59	3,660
Unallocated fund balance	774	5,580	21	6,375
Balance of fund available	**1,598**	**8,357**	**80**	**10,035**

Special Fund contributions pledged by donor country

	Baltic Investment Special Fund € 000	Russia Small Business Investment Special Fund € 000	Financial Intermediary Investment Special Fund € 000	Italian Investment Special Fund € 000	SME Finance Facility Special Fund € 000	Balkan Region Special Fund € 000	EBRD SME Special Fund € 000	Central Asia Risk Sharing Special Fund € 000	Municipal Finance Facility Special Fund € 000	Baltic Technical Assistance Special Fund € 000	Russia Small Business Technical Cooperation Special Fund € 000	EBRD Technical Cooperation Special Fund € 000	Aggregated Special Funds € 000
Austria	–	–	–	–	–	276	–	–	–	–	–	–	276
Canada	–	2,707	–	–	–	1,472	–	–	–	–	4,309	–	8,488
Denmark	8,940	–	–	–	–	750	–	–	–	1,450	–	–	11,140
European Community	–	–	–	–	155,000	–	–	–	30,000	–	–	–	185,000
Finland	8,629	–	–	–	–	–	–	–	–	1,411	–	–	10,040
France	–	7,686	–	–	–	–	–	–	–	–	4,980	–	12,666
Germany	–	9,843	–	–	–	2,250	–	2,389	–	–	3,025	–	17,507
Iceland	427	–	–	–	–	–	–	–	–	69	–	–	496
Italy	–	8,401	–	21,935	–	–	–	–	–	–	1,360	–	31,696
Japan	–	21,162	–	–	–	–	–	–	–	–	3,295	–	24,457
Netherlands	–	–	9,500	–	–	1,160	–	–	–	–	–	–	10,660
Norway	7,732	–	–	–	–	1,145	–	–	–	1,256	–	–	10,133
Sweden	15,772	–	–	–	–	–	–	–	–	2,564	–	–	18,336
Switzerland	–	2,360	–	–	–	4,218	–	7,054	–	–	1,244	–	14,876
Taipei China	–	–	11,392	–	–	1,495	–	–	–	–	–	–	12,887
United Kingdom	–	–	–	–	–	–	–	–	–	–	12,824	247	13,071
United States of America	–	7,192	1,716	–	–	–	35,386	–	–	–	29,695	–	73,989
Total at 31 December 2004	**41,500**	**59,351**	**22,608**	**21,935**	**155,000**	**12,766**	**35,386**	**9,443**	**30,000**	**6,750**	**60,732**	**247**	**455,718**

Management's responsibility

Management's report regarding the effectiveness of internal controls over external financial reporting

The management of the European Bank for Reconstruction and Development ("the Bank") is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in this Financial Report. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and in accordance with the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions.

The financial statements have been audited by an independent accounting firm, which has been given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors' report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with IFRS. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny and testing by management and internal audit, and are revised as considered necessary, support the integrity and reliability of the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention of overriding controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statements. Furthermore, the effectiveness of an internal control system can change with circumstances.

The Bank's Board of Directors has appointed an Audit Committee, which assists the Board in its responsibility to ensure the soundness of the Bank's accounting practices and the effective implementation of internal controls that management has established relating to finance and accounting matters. The Audit Committee is comprised entirely of members of the Board of Directors. A member of the Audit Committee joins, as an observer, the panel assembled for the selection of the Bank's external auditors. The Audit Committee meets periodically with management in order to review and monitor the financial, accounting and auditing procedures of the Bank and related financial reports. The external auditors and the internal auditors regularly meet with the Audit Committee, with and without other members of management being present, to discuss the adequacy of internal controls over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

The Bank assessed its internal controls over external financial reporting for 2004. Management's assessment includes the Special Funds and other fund agreements referred to in pages 41-44 of the Financial Report, and the pension plans. However, the nature of the assessment is restricted to the controls over the reporting and disclosure of these funds, rather than the operational, accounting and administration controls in place for each fund.

The Bank's assessment was based on the criteria for effective internal control over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based upon this assessment, management asserts that, at 31 December 2004, the Bank maintained effective internal controls over its financial reporting as contained in the Financial Report for 2004.

The Bank's external auditors have provided an audit opinion on the fairness of the financial statements presented within the Financial Report. In addition, they have issued an attestation report on management's assessment of the Bank's internal control over financial reporting, as set out on page 46.

Jean Lemierre
President

Steven Kaempfer
Vice President, Finance

European Bank for Reconstruction and Development
London

8 March 2005

Responsibility for external financial reporting

Report of the independent auditors

To the Governors of the European Bank for Reconstruction and Development

We have audited management's assessment that the European Bank for Reconstruction and Development ("the Bank") maintained effective internal controls over financial reporting as contained in the Bank's Financial Report for 2004, based on the criteria for effective internal controls over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission. Management is responsible for maintaining effective internal controls over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assertion over the effectiveness of the Bank's internal control over financial reporting based on our review.

We conducted our review in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (revised). Our review included obtaining an understanding of internal control over financial reporting, evaluating the management's assessment and performing such other procedures as we considered necessary in the circumstances. We believe that our work provides a reasonable basis for our opinion.

A bank's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A bank's internal controls over financial reporting include those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the bank; (2) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the bank are being made only in accordance with authorisations of management of the bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the bank's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In our opinion, management's assertion that the Bank maintained effective internal control over financial reporting, as contained in the Bank's Financial Report for 2004, is fairly stated, in all material respects, based on the criteria for effective internal controls over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organisations of the Treadway Commission.

We have also audited, in accordance with International Statements on Auditing, the financial statements of the Bank and, in our report dated 8 March 2005, we have expressed an unqualified opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

8 March 2005

Independent auditors' report to the Governors of the European Bank for Reconstruction and Development

We have audited the financial statements of the European Bank for Reconstruction and Development ("the Bank") for the year ended 31 December 2004 which comprise the income statement, the balance sheet, the statement of changes in members' equity, the statement of cash flows and the related notes to financial statements (the "financial statements").

Respective responsibilities of the President and auditors

The President is responsible for preparing financial statements in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board, and in accordance with the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions.

Our responsibility is to audit the financial statements in accordance with the International Statements on Auditing. This report, including the opinion, has been prepared for, and only for, the Board of Governors as a body in accordance with Article 24 of the Agreement Establishing the Bank dated 29 May 1990, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements are presented fairly in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. We also report to you if, in our opinion, the financial results section of the Financial Report is not consistent with the financial statements, if the Bank has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the other information contained in the Financial Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the highlights, financial results and summary of Special Funds.

Basis of opinion

We conducted our audit in accordance with the International Statements on Auditing. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by management in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements present fairly, in all material respects, the financial position of the Bank at 31 December 2004 and its profit for the year then ended and have been properly prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

8 March 2005

Published by the
European Bank for Reconstruction and Development

Edited by the Publishing Unit, Communications Department.
French, German and Russian language versions translated by the Translation Unit.
Designed and produced by the Design Unit.

Printed in England by Stabur Graphics, using environmental waste and paper recycling programmes.



Cover and interior printed on PhoeniXmotion Xenon that is acid free and Totally Chlorine Free (TCF).
These papers are environmentally responsible and have low emissions during production.

ref: 6291

Cover: Market, Kyrgyz Republic.
Photographer: Vladimir Pirogov.

European Bank for Reconstruction and Development
One Exchange Square
London EC2A 2JN
United Kingdom

Switchboard/central contact
Tel: +44 20 7338 6000
Fax: +44 20 7338 6100
SWIFT: EBRDGB2L

Web site
www.ebrd.com

Requests for publications
Tel: +44 20 7338 7553
Fax: +44 20 7338 6102
Email: pubsdesk@ebrd.com

General enquiries about the EBRD
Tel: +44 20 7338 6372
Fax: +44 20 7338 6102
Email: generalenquiries@ebrd.com

Project enquiries
Tel: +44 20 7338 7168
Fax: +44 20 7338 7380
Email: projectenquiries@ebrd.com

Building on success

Annual report 2004

Annual review



The European Bank for Reconstruction and Development invests in the businesses and banks that form the core of strong market economies in 27 countries from central Europe to central Asia. Our capital is provided by 60 governments and two international institutions.

The EBRD invests in virtually every kind of enterprise and financial institution, mainly in the form of loans and equity. Investments are designed to advance the transition to market economies and to set the highest standards of corporate governance. We do not finance projects that can be funded on equivalent terms by the private sector. In support of our investment activities, the EBRD conducts policy dialogue with governments to develop the rule of law and democracy.

Transmittal letter to Governors

London, 8 March 2005

In accordance with Article 35 of the Agreement Establishing the Bank and Section 11 of its By-Laws, the enclosed Annual Report of the Bank for 2004 is submitted by the Board of Directors to the Board of Governors.

The Annual Report includes the approved and audited financial statements required to be submitted under Article 27 of the Agreement and Section 13 of the By-Laws. It also contains a separate statement on the Special Funds resources, in accordance with Article 10 of the Agreement Establishing the Bank, and covers the environmental impact of the Bank's operations, as required under Article 35 of the Agreement.

President
Jean Lemierre

Directors	**Alternate Directors**
Konstantin Andreopoulos	Patrick Walsh
Scott Clark	David Plunkett
Jos de Vries	Hans Sprokkreeff
Susumu Fujimoto	Osamu Sakashita
Laurent Guye	–
Sven Hegelund	Tomas Danestad
Ib Katznelson	Desmond O'Malley
Igor Kovtun	–
Jean-Pierre Landau	Olivier Rousseau
Vassili Lelakis	Carole Garnier
Kalin Mitrev	Tadeusz Syryjczyk
Michael Neumayr	Ohad Bar-Efrat
Igor Očka	Imre Tarafás
Yuri Poluneev	Stefan Presura
Enzo Quattrociocche	Ugo Astuto
Gonzalo Ramos	León Herrera
Kaarina Rautala	Tor Hernæs
Simon Ray	Jonathan Ockenden
Peter Reith	Byung-Il Kim
Gerd Saupe	Peer Stanchina
Jean-Louis Six	Georges Heinen
Mark Sullivan	–
Stefanos Vavalidis	Jose Veiga de Macedo

Annual review

Contents

The EBRD's Annual Report 2004 comprises two separate companion volumes: the Annual Review and the Financial Report, which includes the financial statements and the financial results commentary.

Both volumes are published in English, French, German and Russian. Copies are available free of charge from the EBRD's Publications Desk:

Tel: +44 20 7338 7553
Fax: +44 20 7338 6102
Email: pubsdesk@ebrd.com

2004 in numbers

€4.1 billion

invested in 129 projects, a record level of investment

Annual commitments 2000-04


2000
2001
2002
2003
2004
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
€ billion

€3.4 billion

disbursed in 2004, over 60 per cent higher than the previous year

Gross annual disbursements 2000-04


2000
2001
2002
2003
2004
0.5
1.0
1.5
2.0
2.5
3.0
3.5
€ billion

Geographic distribution

€1.93 billion

invested in early and intermediate transition countries

€1.24 billion

in Russia

€0.96 billion

in advanced transition countries

Commitments by region in 2004



- Central Europe and the Baltic states 23%
- South-eastern Europe 25%
- Western CIS and the Caucasus 14%
- Russia 30%
- Central Asia 8%

Commitments by stage of transition in 2004



- Advanced countries[1] 23%
- Early/intermediate countries[2] 47%
- Russia 30%

1 *Croatia, Czech Republic, Estonia*, Hungary, Latvia, Lithuania, Poland, Slovak Republic, Slovenia.

2 Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, FYR Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Romania, Serbia and Montenegro, Tajikistan, Turkmenistan, Ukraine, Uzbekistan.

Sectoral focus

Over one-third

of investment devoted to financial institutions to support local enterprises

One-fifth

of investment supported energy projects, particularly natural resources

EBRD financing committed by sector in 2004



- Financial institutions 36%
- Energy 19%
- Infrastructure (municipal infrastructure and transport) 12%
- Manufacturing 12%
- Other sectors (agribusiness, property/ tourism and telecommunications) 21%

€ million

Sector	2003	2004
Financial institutions		
Bank equity	135.3	197.3
Bank lending[1]	651.3	858.9
Equity funds	68.5	185.5
Non-bank financial institutions	294.6	173.9
Small business finance[2]	82.9	71.8
Energy		
Energy efficiency	18.4	60.8
Natural resources	237.6	439.6
Power and energy	313.1	271.6
Infrastructure		
Municipal infrastructure	206.1	96.2
Transport	529.2	405.5
Manufacturing	516.1	498.3
Other sectors		
Agribusiness	324.2	400.6
Property and tourism	141.3	210.3
Telecommunications	202.4	262.8

100 200 300 400 500 600 700 800 900

2003
2004

1 A total of €247 million of bank lending was devoted to small and medium-sized businesses in 2004, up from €143 million in 2003.
2 Small business finance comprises investments in micro-finance banks and micro-finance programmes, such as the Russia Small Business Fund and the US/EBRD SME Finance Facility.

85 per cent

of investments in 2004 are expected to have a "good" or "excellent" impact on the transition process in years to come

77 per cent

of the projects evaluated in 2000-04 achieved a rating of "satisfactory", "good" or "excellent"

Transition impact of signed projects 2001-04



2001
2002
2003
2004
10 20 30 40 50 60 70 80 90 100
%

☐ Projects rated, at the time of signing, as having a "good" or "excellent" impact on the transition process.

Transition impact of projects evaluated in 2000-04



- Excellent 8%
- Good 47%
- Satisfactory 22%
- Marginal 13%
- Unsatisfactory 7%
- Negative 3%

€82 million

provided by donors to support EBRD projects

39 per cent

of grants provided by the EC, with significant contributions from the Netherlands, the United States, Japan and Italy

Donor commitments by region in 2004



- Central Europe and the Baltic states 21%
- South-eastern Europe 22%
- Western CIS and the Caucasus 18%
- Russia 15%
- Central Asia 11%
- Regional[1] 11%
- Mongolia[2] 2%

1 Regional refers to cross-regional investments, for example donor programmes which support both Russia and Central Asian countries.

2 Mongolia is not an EBRD country of operations, but the Board of Directors has authorised limited activities in Mongolia using donor funds.

Commitments by donor in 2004



- European Community 39%
- Netherlands 11%
- United States 8%
- Japan 8%
- Italy 8%
- Canada 3%
- Switzerland 3%
- United Kingdom 2%
- Multi-donor programmes 11%
- Donors investing < €1 million 7%

€25.3 billion

of cumulative investment, mobilising €53.2 billion from other sources, for a total project value of €78.5 billion

Cumulative commitments 2000-04



2000
2001
2002
2003
2004
5
10
15
20
25
30
€ billion

Cumulative funds mobilised 2000-04



2000
2001
2002
2003
2004
10
20
30
40
50
60
€ billion

Total project value of EBRD investments 1991-2004



☐ Advanced countries €33.9 billion
☐ Early/intermediate countries €28.5 billion
☐ Russia €16.1 billion

Annual commitments 2000-04

	2004	2003	2002	2001	2000	Cumulative 1991-2004
Number of projects	**129**	119	102	102	95	1,140
EBRD financing (€ million)	**4,133**	3,721	3,899	3,656	2,673	25,323
Resources mobilised (€ million)	**8,799**	5,307	4,862	6,212	5,174	53,218
Total project value (€ million)	**12,932**	9,028	8,761	9,868	7,847	78,542

Financial results 2000-04

(€ million)	2004	2003	2002	2001	2000
Operating income[1]	**542.1**	557.9	471.8	501.5	519.2
Expenses and depreciation[1]	**(159.5)**	(158.0)	(177.1)	(206.7)	(192.1)
Operating profit before provisions	**382.6**	399.9	294.7	294.8	327.1
Provisions for impairment	**(84.9)**	(21.7)	(186.6)	(137.6)	(174.3)
Net profit for the year	**297.7**	378.2	108.1	157.2	152.8
Reserves and retained earnings	**1,786.0**	989.6	661.1	488.7	65.9
Provisions for impairment (cumulative)	**1,139.7**	1,169.6	1,291.0	1,224.2	1,212.1
Total reserves and provisions	**2,925.7**	2,159.2	1,952.1	1,712.9	1,278.0

[1] In 2000 and 2001, operating income was reported before the deferral of front-end and commitment fees. Expenses and depreciation were reported before the deferral of direct costs relating to loan origination and commitment maintenance.

President's message



For an institution that was founded to promote prosperity through political freedom and market economics, 2004 was a bountiful year.

It began with a peaceful revolution in Georgia that rejected flawed elections and chose instead a government committed to reform and market principles. The year ended with revolution in Ukraine, where popular protest peacefully overturned fraudulent election results to install an opposition that quickly embarked on a programme of reconciliation and economic development driven by a free market. And in May 2004, revolution of a different kind occurred when eight countries of central Europe joined the European Union culminating a process of diligent preparation to establish market economies and refine their democratic institutions.

Beyond those headline-making events, there was much evidence in many parts of the region of the link between politics and economics. To the countries of south-eastern Europe, the incentive of a closer relationship with the European Union has proven a powerful motivation to align democratic institutions, to open markets and to design and enforce fair regulations. Romania and Bulgaria, which are due to join soon, and EU candidate Croatia are obvious examples of the improvements that are inherent in the EU application process. Russia's process of membership in the World Trade Organization and its ratification of the Kyoto Protocol are part of its strategy to set world-class standards that will make economic expansion sustainable.

In the opening months of 2005, there was more political evolution with the departure of the leadership of the Kyrgyz Republic following March elections. Without revolution in the



streets, Moldova used a spring election to shift from its legacy of planned economy towards a more open economic system and balanced international relations. And it is clear that the countries that have rejected more democratic institutions and real adoption of market principles have made the least economic and social progress.

The challenge of the EBRD is both to foster progress and respond to it. The priorities of the Bank evolve with developments in the 27 countries of the region, as signalled by the market. Simply, the EBRD focuses its investment in countries and sectors where private investors are still reluctant to act alone. Increasingly, that will mean less investment in the new EU member states of central Europe and higher priority for the countries further east that are still at the earlier stages of economic development. It will mean a continuing high proportion of investment in Russia, but new kinds of investment and in more remote areas.

Activity in 2004 foreshadowed what will certainly be the direction for the future. The EBRD invested €4.1 billion in many more and smaller projects than in the past. There were more bankers in the field, working with local clients and domestic as well as international investment partners on projects that supported small and medium-sized business along with major industries. Our special emphasis on the poorest countries, the Early Transition Countries Initiative launched in 2004, is designed to take more risk and streamline processes so that we can do more transactions in places where there is the greatest need to build up the market economy.

The EBRD achieved higher financing than ever before in 2004. And the EBRD's investment was significantly reinforced by a record level of co-financing. Projects in more difficult environments were possible because of the generous donor contributions that prepare the way for and support EBRD projects.

But the Bank's role is not just to finance projects. Policy dialogue – through my own discussions with leaders from across the region as well as through our Resident Offices and visits by members of the Board of Directors – helps both the EBRD and the countries to fix priorities. For the first time, the EBRD hosted seminars in south-eastern Europe on policy issues such as energy, transportation and municipal questions. The mix of policy-makers, business leaders and other international institutions that we brought together provided a forum to expand networks, thinking and understanding of the international context. Dialogue will form an ever greater part of the Bank's role as we move further into more difficult investment environments.

And the EBRD has an important role in setting standards of best practice. The Bank will launch in 2004 a new companion to this Annual Report – the *EBRD Sustainability Report* – describing how EBRD financing contributes to environmental improvement, to transparency and dialogue, and to promoting sustainable progress in the countries of the EBRD region.

We also set standards through the EBRD's own practices. Following a reorganisation to make a clearer distinction between the Bank's financing and risk assessment functions, a major programme was implemented to provide certification of the Bank's internal financial controls. A Bank-wide system of self-assessment of exposure to operational risk was also put in place, and controls to manage, monitor and mitigate that risk were strengthened. These initiatives are part of the Bank's commitment to best practice in internal governance, through responsibility, accountability and transparency.

In the coming year, there will be an even greater emphasis on monitoring the operations of existing projects and intensive due diligence on new projects. Honest and independent evaluation will be enhanced with a planned change of structure so that the evaluation function reports to the Board of Directors. New strength to the compliance function, integrity training for all staff, and a review of the code of conduct are all part of the ongoing effort to constantly hone governance.

The goal we have set, as we take on new challenges in more difficult environments, is to continue building on successes of the past to contribute to a more prosperous future for the people of the region.

Jean Lemierre
President



Building on success

The past year witnessed many forms of transition, from fundamental political changes and economic progress to development of investment and, for the EBRD, changes to meet the evolving needs of the region where the Bank operates. It was a year of building on successful past experience to adapt to the new priorities in the EBRD region.



Certainly the accession of eight central European countries to the European Union on 1 May 2004 was the most evident sign of progress in transition. The EBRD continues to work in these countries in order to assist their transition to fully developed market economies. In south-eastern Europe the prospect of eventual membership in, or forging closer ties with, the EU spurred economic and political development.

Democratic reform took a different course in Ukraine, where the strength of public will eventually prevailed to force a free and fair presidential election. Georgia, too, began the year with a new government elected after popular rejection of a questionable parliamentary election result. Romania and Serbia and Montenegro held elections that successfully tested democratic institutions. In all these countries new pro-reform governments contrast with lack of progress towards democracy and market-oriented reform in Belarus, Turkmenistan and Uzbekistan.

Economic progress was marked across the region, with solid growth in virtually every country. Russia and the Caucasus expanded their economies with the help of high oil revenues while other parts of the region succeeded in improving the climate for local and foreign investors.

The EBRD's own role in encouraging investment evolved last year. We built on the expertise gained from successful projects in the more advanced transition countries. And we put a particular focus on the poorest countries, where there is the greatest need for our local experience and relationships with potential co-investors.

There were more project signings than ever before because the Bank is doing a greater number of smaller projects as well as large-scale projects that are mostly in the private sector. Some 86 per cent of our annual volume was in the private sector in 2004, up from 79 per cent in 2003. We have evolved





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too, by increasing the proportion of our equity investments, which involve a particularly deep engagement with the client over time. The equity share of our annual business increased from 12 per cent in 2003 to 17 per cent in 2004.

Alongside the main work of the EBRD of investing in the region through loans, equity and other instruments, we invested our capital to provide financial stability and we used guarantees to promote more trade. We also offered advice on how to make it easier for local companies to do business. We helped countries to improve their laws, to reduce "red tape" and to work with their neighbours.

Through our investments, we reached out to virtually every part of the economy and society. A large number of the projects signed over the past year will have a positive impact on the daily lives of ordinary people. An investment in Tajikistan, for example, will bring clean running water to Khujand, the country's second-largest city, which has suffered from shortages and polluted supplies for many years. In Lithuania commuters in the city of Kaunas will benefit from an efficient bus service – supported by EBRD finance – that will shuttle them across the city much more quickly and reliably than ever before. In Russia we are financing a new vaccine that will protect Russians from flu as well as potentially more life-threatening diseases in years to come.

Throughout 2004 we invested in each of our 27 countries of operations, from central Europe to central Asia, but there was a special effort to deliver to the neediest countries. The EBRD created a new team to focus purely on investing in the poorer countries and found new ways of providing assistance. We also worked closely with donors to develop ways of sustaining this assistance for years to come. By the end of the year, we had created a strong framework that is already beginning to bring new hope to a long-neglected group of countries.

Throughout our countries of operations the EBRD remains committed to promoting **democracy and market economies** in line with Article 1 of the Bank's Founding Agreement. Each new country strategy approved by the Bank includes an assessment of the country's compliance with Article 1. The lack of progress in a number of countries continued to cause concern in 2004.

In the new strategies for Belarus and Turkmenistan, the Bank expressed serious concern about the continuing lack of progress in democratic and economic reform. As a result, the EBRD will limit its operations in Belarus to the private sector and will confine activities in Turkmenistan to financing small business. In both countries the Bank will support improvements to the investment climate through dialogue at government level.

Many of the projects signed in 2004 will have a positive impact on the daily lives of ordinary people.

Following two missions to Uzbekistan to monitor progress in political and economic reform, the EBRD concluded that there was still serious concern regarding Article 1. Furthermore, insufficient progress had been made by the government in the context of the Bank's 2003 strategy, making it impossible for the EBRD to conduct business as usual. The Bank will therefore finance only private sector activities and public sector projects with a cross-border dimension or a clear benefit to the Uzbek people.

Looking ahead, the EBRD's Board of Governors adopted a new resolution aimed at admitting **Mongolia** as a future country of operations. This has to be officially accepted by every shareholder country before Mongolia can become eligible for EBRD investment. By the end of 2004, half of the EBRD shareholders had completed the acceptance process.

More investment and smaller projects

The EBRD financed projects totalling €4.1 billion in 2004, a record level of investment. Our focus on the poorest countries led us to finance many smaller projects aimed at helping the least well-off. The annual number of EBRD-financed projects rose to 129, up 8 per cent from last year. In all our investments the Bank maintained a high quality, focusing on the real needs of the countries where we operate. More than 80 per cent of our projects received a "good" or "excellent" rating for their potential impact on the transition process.

Along with significant progress in increasing equity investments and extending private sector activities, the geographic distribution of our investment was in line with the Bank's medium-term strategy. Our activity consisted of 23 per cent of volume in the most advanced transition countries, 47 per cent in countries at the earlier stages of transition and 30 per cent in Russia.

With the dollar weakening through the year, the value in euros of those transactions that are dollar-based (in Russia and some early and intermediate countries) was eroded, yet we still managed to increase business volume in euro terms, up from €3.7 billion in 2003. Annual disbursements reached a record level of €3.4 billion, 61 per cent higher than the previous year.

The EBRD's high volume of business was achieved through a careful project selection process that ensures that every transaction reflects the mandate of the Bank and can meet the stringent conditions of sound banking and transition impact. Over 80 per cent

Investing across the board

EBRD investment has supported people from all walks of life, from entrepreneurs keen to expand their businesses to consumers looking for more choice and reliability from essential services.

The EBRD invested in nearly every sector in 2004. Approximately one-third of business volume was in financial institutions, which support local enterprises in the real economy. Two-thirds of investment was devoted to infrastructure, energy, manufacturing and other sectors, such as agribusiness, property/tourism and telecommunications.

Our annual investment in the energy sector increased from €569 million in 2003 to €772 million in 2004. We also significantly increased our annual business volume in agribusiness to €401 million from €324 million the previous year.





Developing a sound legal framework

The EBRD paid special attention in 2004 to the need for legal assistance ir some of the poorest countries where we operate. Following requests from local governments, the EBRD used donor funding to start projects in Azerbaijan, Georgia, the Kyrgyz Republic, Moldova and Uzbekistan. The assistance has covered not only law-drafting in areas such as telecommunications, insolvency and mortgage legislation but also measures to strengthen these countries' institutional capacity through the development of registries and the training of local officials.

Legal assistance was provided under the umbrella of the EBRD's donor-funded Legal Transition Programme, which operates across the Bank's countries of operations. During 2004 the EBRD helped to make further improvements to commercial laws. The Bank published new comprehensive evaluations of the laws on concessions and securities markets together with an innovative survey on the effectiveness of insolvency legislation. The survey findings have provided local policy makers with valuable information about progress across the region and are expected to prompt a number of countries to undertake reforms.

The EBRD has encouraged investment and entrepreneurship across the region by helping countries to establish institutions that protect the rights of creditors in business transactions. We have worked in particular to produce guidelines for the creation of registries that show security rights over debtors' assets. The *Guiding Principles for the Development of a Charges Registry*, issued in 2004, is based on a survey of practice in six jurisdictions in south-eastern Europe. The project was funded by the governments of Canada and the United Kingdom.

of the EBRD's projects evaluated in 2004 had an "excellent-satisfactory" impact on the transition process. Driven by annual business volume, the portfolio of the Bank's net outstanding commitments grew from €14.8 billion at the end of 2003 to €15.3 billion at the end of 2004. Strong reflows from a maturing portfolio and the continued strengthening of the euro relative to the dollar restricted portfolio growth to 3 per cent.

Our strong partnerships with commercial banks and other private lenders resulted in a dramatic increase in the total co-financing volume. Including several very large transactions involving oil and gas and infrastructure, the EBRD attracted a record total volume of €5.4 billion. Of this amount, €3.5 billion came from private sector lenders, supporting 85 projects in 18 countries, up 34 per cent from the previous record level reached in 2003. This is proof of the continuing attractiveness of the EBRD region for commercial lenders as well as the Bank's flexibility in structuring the co-financing. For example, in order to respond to the increasing preference of large banks to take a lead role in co-financing operations, we invited certain banks to underwrite the syndicated loans, with the EBRD acting as a "book-runner" or manager of the syndication.

Support from governments and official institutions, such as international financial institutions, enabled the EBRD to extend our reach into more challenging countries and sectors in 2004. Funding from these sources plays an important role in developing the Bank's operations. Official institutions provided €1.8 billion in co-financing in 2004. This included substantial co-financing from the International Finance Corporation, the Japan Bank for International Cooperation and the European Investment Bank. Other large contributions were received from the European Community and the Hungarian Development Bank.

A further €82 million was provided by donor governments and the European Community in the form of "technical cooperation" grants, which prepare the way for EBRD projects and improve the investment climate. The EC (including the European Agency for Reconstruction) was the largest grant provider during the year.

While work with donors continues in all of the countries where the Bank operates, an area of major activity in the year preceding our 2005 Annual Meeting in Belgrade was the Western Balkans. Italy established a new €4 million fund to support private sector development in this region, the European Community created a new €2.7 million fund to support small business and further support was provided by the Netherlands. Other major donors in 2004 included the United States, Japan and Canada. Donors also focused in 2004 on the early transition countries (ETCs).

Targeted financing

A grouping of poor countries in Central Asia, the Caucasus and the western extremity of the former Soviet Union became the focus in 2004 of the "Early Transition Countries Initiative". Armenia, Azerbaijan, Georgia, the Kyrgyz Republic, Moldova, Tajikistan and Uzbekistan received an important increase in EBRD investment to help them build the basis of a growing market economy. More than half the population in these countries currently lives below the poverty line.

The **ETC Initiative**, launched at the Annual Meeting in April 2004, aims to develop private businesses and identify suitable projects in the public sector. The initiative is designed to finance a large number of projects on a small scale, to attract additional investment from other sources and to encourage ongoing economic reforms. These efforts will complement other international efforts to address poverty in these countries.

The EBRD is ready to accept a higher level of risk in these ETC projects as long as the principles of sound banking are respected. In 2004 we launched a co-financing facility with local banks and a new direct lending facility for private enterprises, providing loans of up to €4 million. In addition, we increased our lending to micro and small enterprises, invested in a wide range of small municipal and environmental projects, undertook legal transition work to improve the investment climate and expanded the range of advisory services for small businesses. Over a three-year period, the EBRD intends to triple the number of projects receiving EBRD financing in these countries.

The annual volume of EBRD activity in the ETCs increased from €84 million in 2003 to €378 million in 2004 (or to €93 million if the big oil and gas projects are excluded). The number of projects grew from 10 to 18 over the same period. In addition, the EBRD provided trade guarantees through 25 banks under the Bank's Trade Facilitation Programme (see page 19).

The EBRD created a new team to focus purely on investing in the poorer countries.

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The ETC Initiative depends to a considerable degree on support from governments and other institutions willing to provide grant financing in support of EBRD projects. In November the Bank launched a new multi-donor ETC Fund to harness this funding. By the end of the year, pledges amounted to €16 million, including contributions from Finland, Ireland, Japan, the Netherlands, Spain, Sweden, Switzerland, Taipei China and the United Kingdom. Contributions from other donors are expected during 2005. The ETC Fund operates in parallel with other donor-supported initiatives in the region, including by Canada, the European Community and the United States.

At its first assembly in November 2004, the ETC Fund approved a wide variety of projects aimed at encouraging development of the private sector across the ETCs. These include the preparation of a training programme for commercial court judges in the Kyrgyz Republic, regulatory reform to improve municipal utilities in Uzbekistan and an expansion of business advisory services for small businesses. It has also approved funding to help fast-growing local enterprises prepare for EBRD investment and to help companies and governments fund energy efficiency and renewable energy projects.

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In the **energy** sector, which received one-fifth of EBRD investment in 2004, one of the Bank's biggest projects was a €92 million loan for the construction of a €2 billion oil pipeline linking Azerbaijan with Turkey. The construction of the Baku-Tbilisi-Ceyhan (BTC) pipeline and the development of the oilfields that will use it as the main export route to European markets represent a major investment in the EBRD region. With capital expenditure totalling approximately €15 billion, these projects represent the largest single foreign direct investment in Azerbaijan and Georgia and will contribute to the Caspian region becoming one of the major oil-producing areas in the world.

The Bank's participation in the BTC pipeline project has helped to ensure that the views of local people are taken into account through continuing consultation and that the pipeline is being constructed in an environmentally responsible way. The project has set new standards in terms of transparency and the incorporation of social and environmental criteria, including earmarking €22 million for a Community Investment Programme and €7 million for an Environmental Investment Programme.

Part of the energy sector activity in 2004 was support for the modernisation and restructuring of electricity networks throughout our countries of operations. In Russia, for example, the Bank is lending €60 million to the country's electricity operator. This will help to raise the standards of the Russian power system and to encourage cross-border trade. The Bank also signed a range of energy efficiency projects and launched new ways of helping clients to make energy savings and to reduce emissions.

The EBRD signed four energy efficiency projects totalling €61 million in 2004. We also signed eight manufacturing projects with significant energy efficiency components. These included a €73 million loan to the Togliatti Azot ammonia plant in Russia, representing the largest energy efficiency project ever signed by the Bank (see page 21). In Bulgaria, energy efficiency and

renewable energy projects are to be supported by a new €50 million credit line signed with six local banks in 2004.

The EBRD screened all projects signed in 2004 for possible energy efficiency opportunities and provided energy conservation advice to many clients. A total of 14 projects have benefited from on-site surveys by the Bank's own energy efficiency specialists. Seven of these have also included detailed energy audits by consultants contracted by the EBRD. This has been supported by technical cooperation funds from Greece and the Central European Initiative.

In December the EBRD signed the first emissions reduction project under the Netherlands-EBRD Carbon Trading Fund set up to address the worldwide problem of global warming. By using EBRD financing, a Bulgarian paper mill will switch from oil and gas to biomass energy and reduce its greenhouse gas (GHG) emissions by 360,000 tonnes, the equivalent of that released by 60,000 households annually. It will sell the ensuing carbon "credits" using mechanisms in the Kyoto Protocol, an international treaty to reduce GHGs which took effect in February 2005. The EBRD-managed Fund will purchase these credits on behalf of the Dutch government, helping the Netherlands to meet its commitments under the Protocol.

The EBRD has intensified efforts to identify suitable renewable energy projects for investment. In 2005 the EBRD plans to launch a renewable energy fund in Armenia to be financed by the Bank and other investors. The fund will extend long-term loans to projects involving hydro power, wind energy and biomass.



Power to the people

The people of the Former Yugoslav Republic of Macedonia rely on Elektrostopanstvo na Makedonija (ESM) to power their homes, schools, businesses and hospitals. The service is good but there is always room for improvement. That is why ESM is planning to privatise – to improve the efficiency and reliability of the electricity supply to the country's 2 million citizens. As part of the privatisation of state-owned ESM, the EBRD is investing up to €45 million to support the necessary changes that will eventually make the company an attractive prospect for strategic investors. A well-structured privatisation of the company is the best way for ESM to attract the capital and know-how it needs to modernise some of its generating equipment and upgrade distribution.

The planned modernisation will eventually result in a higher quality of service for ESM's customers nationwide and should mean increased efficiency overall. This means lower price rises for the consumer than might otherwise have been necessary. Industry workers should also find themselves on the receiving end of major improvements in safety measures. The specific targets outlined in the pre-privatisation plan will help to ensure that the future privatisation is fair and transparent and will promote a good relationship between the future investors and the local authorities. The EBRD's involvement should also help to speed up the introduction of EU-aligned environmental standards.

To take account of changing needs, constraints and the evolving nature of the energy sector, the EBRD is preparing a new Energy Policy covering natural resources, the power sector and all other related areas. One of the Bank's main aims is to promote energy savings while also improving the safe supply of energy across the region. There is also a focus on greater regional cooperation, which will promote diversification, improve access to different markets and maximise efficiency.

As part of the drafting of the new Energy Policy, the Bank is undertaking extensive public consultation. In December the EBRD published a discussion paper outlining the broad aims of the new policy and areas for discussion at workshops that took place in early 2005 in London, Moscow and Sofia. The new policy will be published later in 2005.

A new policy for the EBRD's activities in **municipal and environmental infrastructure** was approved by the Board of Directors at the end of 2004. The Bank's core objective is to promote greater efficiency, a higher quality and financial sustainability for all types of services in this sector, from water supply to urban transport. In many of our countries of operations, infrastructure is relatively dilapidated after decades of neglect. Furthermore, years of central planning concentrated many responsibilities at the national level, with decentralisation only taking place from the 1990s onwards. Investment needs for modernisation and to meet EU standards are estimated at €60 billion. The EBRD will focus in particular on helping countries develop better cost-recovery systems, greater private sector participation and cost-effective environmental improvements.

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Zafarhoja Rasulov always knew that selling ice cream was a risky business. In winter, trade was slack and most profits went to the supplier. To make ends meet, he soon began to produce his own supplies and expanded into butter and cheese production, where he was guaranteed a year-round demand. But this was not enough for Zafarhoja. He wanted to expand further and turned to his local bank, Tajiksodirotbank, for his first-ever loan.

Financing of €2,400 – provided through the EBRD's micro-finance programme – put him on a much stronger footing with the local milk producers and allowed him to purchase milk on much more favourable terms. His customers have benefited as well. Zafarhoja is able to guarantee a stable supply of high-quality produce to his clients in both Dushanbe and Almaty, where he has recently expanded. And he is not finished yet. Zafarhoja wants to take his business a step further and is already planning a return visit to his bank for more loans.

Building strong foundations

Small businesses have long been a core area of EBRD financing. Not only do they create jobs, they also help countries to turn to more democratic and market-based economies. Small business is particularly important in the poorest countries, where it can act as a driving force for economic reform. The EBRD provides support for the development of small business throughout the Bank's countries of operations. EBRD financing is mostly provided through local banks that on-lend to micro and small enterprises. We also invest in private equity funds that support small business and we make direct equity investments in medium-sized companies with up to 250 employees.

One of the Bank's largest lending programmes is its donor-supported **Micro and Small Business Programme**, which currently operates in 19 countries. EBRD financing is provided through 55 local banks that disburse loans through over 900 branches. In 2004 some 329,000 loans totalling €1.4 billion were disbursed to small business. By the end of 2004, the total number of loans disbursed had reached nearly 800,000 with a total value of over €3.5 billion. Repayment is typically above 99 per cent. New partners in 2004 included Mikroplus in Croatia and Opportunity Bank in Serbia and Montenegro.

Over the past year the EBRD has rapidly expanded lending to farming communities, where financing is often in short supply. The Bank has already established rural lending programmes in Moldova and Serbia and Montenegro and is piloting new schemes in FYR Macedonia, Georgia, Kazakhstan, Russia and Ukraine. We have also made our first loan to a non-governmental organisation (NGO). Through Alter Modus in Serbia and Montenegro, the Bank is offering loans to some of the most disadvantaged people in society, such as refugees, who cannot obtain credit from other sources.

The largest micro-finance programme is the Russia Small Business Fund, which disburses over 5,000 loans per month. Established in 1993 with support from the G-7 countries and Switzerland, the programme currently covers 138 cities throughout Russia. The processing of loan requests is usually completed within three to four days, allowing entrepreneurs to gain quick access to much-needed finance. Uralsib Bank in the Urals town of Ufa is one of the newest banks to join the programme. In less than a year it has provided over 1,000 loans. The recipient of the 1,000th loan was Marina Klementieva, a small shopkeeper trading in household goods, who used the loan to spruce up her shop and expand her business. Her story is typical of the experience of thousands of others who have benefited from similar loans across this vast country.

Donor funding allows the EBRD to ensure that loan funds are distributed efficiently. Specialist advisors provide training to staff in selected banks and introduce fast-stream lending procedures for small business clients. The United States is the largest supporter of the EBRD's micro-finance programmes, providing over €70 million.

Together with the EBRD, the United States established the **US/EBRD SME Finance Facility** in 2000 to promote private sector growth and economic development in south-eastern Europe and the early transition countries. A large proportion of the funding is used to train staff in local banks and to reduce legal and regulatory obstacles to small business finance. By the end of 2004, the facility had provided over 450,000 loans totalling €1.9 billion. The facility is also supported by a number of other donors.

Over 300,000 loans were disbursed to small businesses in 2004.



Feeding a hunger for finance

Husband and wife team Krasimir and Lidia Ignatova are the owners and managers of Galant Lavar, a three-star hotel located on the outskirts of Sofia. The 17-room hotel opened in 1998 and soon attracted a steady stream of visitors from both home and abroad. To keep pace with demand, the owners realised they needed to expand and so began work on extending the hotel restaurant. Three years later only half of the work had been completed, and the Ignatovas were struggling to find the necessary finance. So Krasimir applied for a loan through the United Bulgarian Bank (UBB).

Although the Ignatovas had no credit history, their business plan was strong enough for UBB to provide them with a three-year 50,000 leva (€25,500) loan using funding from the EU/EBRD SME Finance Facility. Within six months the work was completed, and the owners were using the new restaurant for corporate hospitality. In no time at all the hotel's income increased by 50 per cent and the Ignatovas are already seeking a second loan to finance expansion of the rest of the hotel.

The **EU/EBRD SME Finance Facility** provides financing to small businesses in the new member countries of the European Union and the EU candidate countries. This is channelled through local banks, leasing companies and equity funds in these countries. The facility also provides training to help local staff improve the standard of service to small business clients. In 2004 the EBRD increased funding available in the form of loans and other mechanisms to €900 million and began a new source of funding aimed specifically at farmers and small businesses in rural areas. The EU's contribution to the facility totals €139 million.

By the end of 2004, the EBRD had provided 73 credit lines totalling €797 million to 32 banks and 24 leasing companies. Nearly 4,000 credit officers are involved in the scheme. In total, over 47,000 loans and lease transactions worth over €1 billion have been extended to small businesses throughout the region. The average loan size is as low as €24,000 while leases average €18,300. These low levels ensure that even very small businesses are able to benefit from the scheme.

To reach slightly larger businesses, the EBRD has developed the **Direct Investment Facility** (DIF). This makes equity investments in private enterprises in some of the poorer regions that are not well covered by other sources of funding. These include the Caucasus,

Central Asia, south-eastern Europe, parts of Russia and the neighbouring countries of Belarus, Moldova and Ukraine. By the end of 2004, DIF had signed 24 projects in 14 countries, and had disbursed more than €27 million. Investments of up to €2 million are provided to entrepreneurs alongside advice on professional management practices, transparency and good corporate governance.

Another important tool in the EBRD's initiative to support the early transition countries is the Bank's **Trade Facilitation Programme** (TFP), which focuses mostly on small transactions. These are especially commonplace in some of the poorest countries where businesses rely on small deals but often lack the necessary financial backing to guarantee payments. The TFP aims to tackle this problem by guaranteeing trade transactions and by providing short-term loans to banks for on-lending to local import and export companies. The programme is particularly important in the poorer countries but operates across the Bank's 27 countries of operations.

In 2004 the programme financed a record number of trade transactions totalling some €500 million. Most of these supported small business, with more than 50 per cent of all deals under €100,000. In November the programme signed its 3,000th transaction – a deal to help a private Kyrgyz company import plastic window parts from Turkey. The TFP also signed its first facility with a private bank in Turkmenistan, supporting the import of domestic appliances from Austria.

By supporting trade, the TFP helps not only to create jobs but also to improve cooperation and understanding between countries. In particular, the programme has restored many of the traditional trade links between the Bank's countries of operations. In 2004 alone it financed 150 transactions between countries within the region.

The programme operates through 88 local banks and over 520 banks worldwide. In 2004 the programme signed new agreements worth €58 million with 18 banks in ten countries. These included three new facilities for regional banks in Russia and seven new facilities for banks in the early transition countries. In 2004 the programme financed over 300 transactions in the ETC region.

Further support for small business is provided through the Bank's donor-supported **TurnAround Management** (TAM) and **Business Advisory Services** (BAS) programmes. TAM brings in experienced senior business people from around the world to help small businesses in the Bank's countries of operations learn how to adapt to a market economy. The BAS programme uses local consultants to teach new business practices to micro and small enterprises (MSEs). This not only improves business skills in MSEs but also develops the expertise of local consultancy services.

In 2004 TAM started 94 new projects in 20 countries. These included a large number of EU-funded projects in the Western Balkans, the Caucasus and the new member countries of the European Union. In the early transition countries, new "community" projects were established in the Kyrgyz Republic and Tajikistan aimed at increasing income to the poorest parts of the population. Funded by Luxembourg, these projects are helping collective farms learn about all aspects of enterprise development so that they can increase income and be fully integrated into the market economy. TAM also began a new Japanese-funded programme to assist businesses in addressing specific environmental issues.

BAS started 620 new projects in 12 countries in 2004. A new office was opened in Vladivostok – using funding from Japan – that will help up to 40 enterprises in the region. BAS also concluded a highly successful EU-funded programme in the Caucasus that has led to renewed funding through the Bank's ETC Fund. Since 1993, over 1,100 TAM projects and 3,500 BAS projects have been undertaken in 26 countries, utilising over €100 million of donor funding.

The Bank's trade finance programme has restored trade links between many EBRD countries.



A turnaround in fortunes

A struggling print company in Uzbekistan turned to the Bank's TurnAround Management Programme in 2002 to help it achieve profitability. Established in 1996 by four young entrepreneurs, the company was failing to meet the needs of its clients in the textile and advertising sectors. TAM appointed a team consisting of two Japanese print industry experts and a Belgian team coordinator. They tackled the company's problems by developing a business plan and by providing marketing and production advice. The project was completed in late 2004, leaving the company on a sound footing for future growth.

In 2004 the Bank's Business Advisory Services Programme helped the company to implement a computerised management information system (MIS). This allowed it to fully automate its accounting, financial management and warehousing systems. The assistance was provided through local consultants partly funded by a BAS grant from the Japanese government. Following the introduction of the MIS, the company is in a better position to attract further investment and to achieve profitability.

Investing responsibly

Many EBRD projects are specifically designed to improve the **environment**. For example, in 2004 the EBRD invested €7 million to improve Tashkent's water supply, €18 million to modernise Poland's district heating network and €10 million to help the city of Togliatti buy a new fleet of buses and begin the restructuring of its public transport system, the Bank's first transaction in Russia's urban transport sector. In total the Bank invested €377 million in municipal infrastructure, energy efficiency and clean-up operations in 2004.

The EBRD also includes environmental conditions in many other projects where the main objective might be to build a new factory or to develop new technology. Before we invest in a project, we undertake an environmental appraisal, which identifies the environmental impact of the project and the action that the client needs to take to comply with the Bank's Environmental Policy. These requirements become binding when the project is signed. To cover this environmental expenditure for projects in manufacturing, heavy industry, agribusiness and many other sectors, the EBRD provided financing of €71 million in 2004.

The Bank's Environmental Policy covers not only ecological issues but also the social aspects of a project, including working conditions (health and safety, child labour, forced labour and unlawful

discrimination) and the impact of the project on local communities. In 2004 the EBRD worked with external experts to improve the assessment of labour issues as part of the Bank's project appraisal process and recruited a social assessment expert who joined the Bank in early 2005.

We published our first annual *Environmental Report* in 2004, highlighting the Bank's environmental investments and our own environmental record. A second report, broader in scope, will be published later in 2005, focusing on how we address our mandate to promote sustainable development in our investment activities and internal operations.

For every project financed by the EBRD, we make an assessment of greenhouse gas emissions – current and future levels. Twenty-seven of the projects signed by the Bank in 2004 were assessed as having significant levels of emissions. These were mainly in the power and energy, natural resources and other industrial sectors. In all projects where the Bank has invested in refurbishing existing facilities, modernisation and energy efficiency improvements are expected to lead to a fall in emissions or, where capacity increases, to a reduction in emissions per unit of output. Projects involving the construction of new facilities are designed, wherever possible, to ensure that greenhouse gas emissions are in line with current best practice.



Improving energy efficiency and environmental management

Togliatti Azot (ToAz) is the largest ammonia producer of the former Soviet Union, with seven production units at its plant in Togliatti, western Russia. Back in 2001 the EBRD provided a €44 million loan, which was partly used to help ToAz implement an Environmental Action Plan aimed at bringing its production facilities in line with Russian environmental standards. The Bank also provided technical cooperation funding to help ToAz identify major energy efficiency opportunities. These opportunities are now being realised with the help of a €73 million EBRD loan signed in 2004. The financing will allow the company to modernise and increase the capacity of the four oldest ammonia-producing units.

The modernisation will guarantee a 20 per cent energy efficiency improvement, enabling ToAz to meet EU environmental standards and to achieve energy consumption levels close to best practice. The project is the largest energy efficiency investment ever financed by the Bank. In fact, every year the gas savings based on current annual production will be equivalent to the monthly needs of a country as large as Switzerland. As a result of its long-term relationship with the Bank, the company is now committed to complying with good international environmental management standards and the principles of transparency and consultation.





A cleaner environment in north-west Russia

Some of the most pressing environmental needs in north-west Russia are being addressed by the Northern Dimension Environmental Partnership (NDEP), which consists of the Russian government, the donor community and international financial institutions (IFIs), such as the EBRD, the European Investment Bank, the Nordic Investment Bank and the World Bank. NDEP mobilises investment to solve the region's long-standing environmental problems in areas such as water supply, waste-water treatment, solid waste treatment, energy efficiency and nuclear safety.

The NDEP Steering Group identifies priority projects and puts together financial packages consisting of NDEP grants, IFI loans, bilateral funding and local contributions. The NDEP Support Fund is managed by the EBRD under the supervision of an Assembly of Contributors, including the European Community, Belgium, Canada, Denmark, Finland, France, Germany, the Netherlands, Norway, Russia, Sweden and the United Kingdom. At the end of 2004, contributions to the Fund amounted to €197 million, of which €149 million was earmarked for nuclear safety.

The Assembly of Contributors has approved NDEP co-financing of €44 million for eight environmental projects, with a total project value of over €900 million. This includes a contribution of €471 million from IFIs. The approved projects include improvements to St Petersburg's waste-water treatment plants, district heating renovation in Kaliningrad and Murmansk, an upgrade to water services in Archangelsk and flood protection for St Petersburg. A further five projects have been identified by the NDEP Steering Group with a total project value of €800 million.

A Strategic Master Plan for the decommissioning of the retired Russian nuclear fleet was completed in October 2004. The plan covers waste management and environmental projects in north-west Russia and has identified priority action for 2005. This includes the installation of radiation monitoring equipment and the establishment of an emergency response system in the Murmansk region.

Many of the EBRD's activities in support of the environment are undertaken in cooperation with other international bodies. For example, the **Global Environment Facility** (GEF) provides project development funds and co-financing for projects that address global environmental issues, such as climate change, ozone depletion and biodiversity. The EBRD and GEF are currently co-funding an Environmental Credit Facility in Slovenia that aims to reduce pollution entering the Danube River. In 2004, credit lines totalling €34 million were provided to four banks for on-lending to local businesses and small municipalities that invest in pollution-reducing projects.

Nuclear safety is a major area of concern for the EBRD and the donor community in many of the countries where we operate. In total, the Bank manages six nuclear safety grant funds on behalf of donor governments: the Nuclear Safety Account (NSA), the Chernobyl Shelter Fund (CSF), three international decommissioning support funds for Bulgaria (Kozloduy), Lithuania (Ignalina) and the Slovak Republic (Bohunice) and the NDEP Nuclear Fund. At the end of 2004, contributions to the funds were close to €2 billion. Each fund has its own Assembly of Contributors, which oversees management of the funds and selects projects to be financed. The success of the funds is partly due to their multilateral nature, with contributions from 28 countries and the European Community. The largest contributor by far is the EC, which has provided €578 million to the decommissioning support funds alone.

The funds finance a broad range of projects, including the secure storage of spent nuclear fuel, the decommissioning of high-risk reactors, and energy efficiency measures to compensate for lost generating capacity. A major milestone in 2004 was the closure of Ignalina 1 Nuclear Power Plant in Lithuania. In addition, large contracts were signed for spent fuel storage facilities at Ignalina and Kozloduy, Bulgaria. In 2004 donors approved a further €25 million for energy efficiency programmes in Bulgaria. These include district heating projects, the refurbishment of public buildings and a credit line for private investments in energy efficiency and renewable energy.

In December construction work began on stabilising the shelter around Chernobyl's destroyed reactor. When completed in 2008, the arch-shaped structure will be 260 metres wide and over 100 metres high. By enclosing the existing shelter, it will provide safe conditions for nuclear waste management over many decades.

The first-ever independent review of the safety of one of Russia's first-generation reactors (Kursk 1) was completed in 2004 through cooperation between Russian and Western experts. The findings have been accepted and applied by both the operators and regulators.

Integrity matters

The EBRD places the highest importance on **ethical behaviour and integrity**. Before approving financing for a project, the Bank has developed standard procedures to review the shareholders, corporate governance and procurement processes of the client company. The Bank also reviews the client's audited financial statements in accordance with best practice. We pay particular attention to identifying the ultimate beneficiaries of any company seeking to receive EBRD finance.

Integrity investigations involve the identification of suspicious or unethical behaviour by the client, its management or shareholders. A legal check involves the evaluation of a client's status, assets and liabilities. Ultimate responsibility for all integrity issues rests with the EBRD's Chief Compliance Office (CCO). In 2004 the Bank reinforced the CCO's resources to make the office effective.

Donor funding managed by the EBRD is supporting nuclear safety measures at Chernobyl.



Raising concerns about EBRD projects

In July 2004 the EBRD launched the Independent Recourse Mechanism (IRM), which addresses local community concerns about EBRD-financed projects. The IRM aims to strengthen the Bank's accountability and to increase the transparency of our decision-making processes. The mechanism gives local groups that may be adversely affectec by a project the opportunity to make a complaint to the Bank.

The IRM processes are designed to be user-friendly, efficient and timely. A compliance review assesses whether the EBRD has complied with the Bank's Environmental Policy and the relevant parts of the Public Information Policy. A problem-solving initiative tries to restore dialogue between the parties and to resolve the underlying issues giving rise to the complaint. Three independent experts have been appointed by the EBRD to assess the eligibility of projects and to undertake compliance reviews. The IRM is administered by the EBRD's Chief Compliance Office, which is independent of banking operations. No eligible complaints were registered in 2004.

The EBRD has focused in particular on combating **money laundering and terrorist financing**. Before committing any funds, the Bank verifies that prospective clients are not on the United Nations Security Council lists of those suspected of supporting terrorist activities. The Bank takes full account of UN Security Council Resolution 1373 adopted on 28 September 2001 to combat terrorist financing. The EBRD also monitors the work of the Counter-Terrorism Committee established as a result of this resolution. The Committee consists of all 15 members of the UN Security Council and aims to increase the capability of the international community to fight terrorism.

The EBRD refuses financing to anyone who, according to UN Security Council committees, may be supporting terrorist activities. Furthermore, the Bank does not finance contracts awarded to such people for the supply of goods, works or services on EBRD projects. The Bank also closely follows the work of the Financial Action Task Force, the international body that oversees the fight against money laundering and the financing of terrorists.

In 2004 we increased our cooperation with other international financial institutions (IFIs). On the first anniversary of the signing of the United Nations Convention against **Corruption**, a meeting was held in Washington D.C. in December 2004 between the African Development Bank, the Asian Development Bank, the EBRD, the Inter-American Development Bank and the World Bank. The participants agreed to reaffirm the shared commitment to fight corruption in our respective activities.

The Bank's commitment to the **transparency** of all our operations is underpinned by the EBRD's Public Information Policy. The first implementation report since the adoption of the new policy in 2003 found that the Bank had fulfilled all of its commitments. By the end of 2004, 15 country strategies had been translated into local languages while seven others are in the process of being translated.

When formulating a new country strategy, the EBRD invites the public to submit comments, which are taken into account during the review process. A summary of the comments, along with the Bank's responses, is posted on our web site following Board approval of the revised strategy. To tackle any concerns about EBRD projects, the Bank adopted a new Independent Recourse Mechanism in 2004 (see box).

The Chief Compliance Office works to preserve the **internal integrity** of the Bank by administering the Bank's Procedures for Reporting and Investigating Suspected Misconduct (PRISM). This ensures that allegations of wrongdoing on the part of staff members are investigated fairly and swiftly. In 2004 the vast majority of EBRD staff undertook training in integrity issues to raise general awareness and to highlight best practice. The Chief Compliance Office began an in-depth review of the Bank's Code of Conduct in 2004 and will present its findings later in 2005.

Training in integrity issues was undertaken by nearly all EBRD staff in 2004.

Central Europe and the Baltic states



Eight central European countries became members of the European Union in 2004 while Croatia achieved EU candidate status. EBRD assistance focused on higher-risk projects and equity investments, which are providing strong foundations for business growth.

Investment climate

On 1 May 2004 eight of the nine countries from central Europe and the Baltics (CEB) joined the European Union, marking a milestone in European integration. The exception is Croatia, which attained EU candidate status in June 2004 and expects to begin negotiations with the EU during 2005.

The new EU member countries must now fulfil the budgetary requirements of the EU's Stability and Growth Pact. However, the Czech Republic, Hungary, Poland and the Slovak Republic are expected to take a longer period to adjust their fiscal deficits. To address issues such as macroeconomic imbalances and structural problems, the new member countries have received country-specific economic policy guidelines from the Council of the European Union.

A second milestone in 2004 was the accession of Estonia, Lithuania and Slovenia to the European Exchange Rate Mechanism II (ERM II), a first step towards adoption of the euro. The other new member countries have delayed entry to ERM II as they need more time to reduce budget deficits and, in some cases, inflation. In view of the tight monetary



The EBRD is providing small municipalities in central Europe with financing for infrastructure projects that will help them meet EU standards.


Estonia
Latvia
Lithuania
Poland
Czech Republic
Slovak Republic
Slovenia
Hungary
Croatia



Economic snapshots for 2004

	Population (millions)	GDP growth %	End-year inflation %	Net foreign direct investment (US$ millions)	Transition indicator (average of nine EBRD transition scores)[1]
Croatia	4.4	3.7	2.7	1,100	3.44
Czech Republic	10.3	4.0	2.8	5,000	3.74
Estonia	1.4	5.5	5.0	557	3.74
Hungary	10.0	4.0	5.5	1,891	3.85
Latvia	2.3	7.5	7.3	365	3.56
Lithuania	3.5	7.0	2.8	500	3.48
Poland	38.3	5.4	4.4	4,316	3.66
Slovak Republic	5.4	5.4	6.0	960	3.56
Slovenia	2.0	4.5	3.2	-71	3.37

[1] Maximum score of 4.33.

constraints already in place in the Baltic states, ERM II membership is not expected to lead to major changes in economic policy. However, it will restrain the exchange rate policy in Slovenia.

GDP growth in CEB has been stimulated by continuing high domestic demand and an improving international business climate. The Baltic states again outpaced the other countries in the region, with growth of between 5.5 and 7.5 per cent in 2004, similar to the level recorded in 2003. Growth in many other CEB countries also started to accelerate during the year. The Polish economy grew by 5.4 per cent during 2004 compared with 3.8 per cent in 2003. Growth of the Hungarian economy also accelerated due to higher investments and export recovery.

EU membership has led to one-off price increases in many countries as they align themselves with the EU's excise tax on fuel and alcohol. Average inflation across the CEB countries rose from 3.1 per cent in 2003 to 4.4 per cent in 2004. Consumer price rises were higher in 2004 than in 2003 in all CEB countries except Hungary, the Slovak Republic and Slovenia, where disinflation remains an important objective prior to adoption of the euro. Although these increases partly reflect the temporary effects of EU membership, other factors also played a role. In contrast, end-year inflation in Croatia has remained low at 2.7 per cent, similar to the previous year.

During the first half of 2004, increased price pressures led to interest rate increases by the central banks of the Czech Republic, Latvia and Poland, the first increases for several years in these countries. In the Slovak Republic, however, the central bank has cut its rate several times since January 2004, despite significant inflationary pressures, in order to limit the appreciation of the koruna. Interest rates have also been reduced more recently in the Czech Republic.

The average budget deficit improved only slightly from 3.9 per cent of GDP in 2003 to 3.4 per cent in 2004. Budget deficits in the Czech Republic, Hungary and Poland are forecast to remain substantial, necessitating further fiscal consolidation. The best fiscal performers continued to be the recent ERM II members, which all recorded budget deficits under the EU's limit of 3 per cent of GDP. The average current account deficit remained at under 6 per cent of GDP.

In some countries, high investment and consumption levels, fuelled by a booming credit market, led to further increases in imports. Due to a substantial fiscal imbalance, and a further appreciation in the real exchange rate, Hungary's current account deficit reached about 8.6 per cent of GDP in 2004. In the Baltic states, current account deficits continued to be higher than the regional average. In recent years the Slovak Republic has curbed its consistently high current account deficit through a strong expansion of exports – mainly of cars.

The traditionally high levels of foreign direct investment in this region and its relatively high profitability have led to sizeable deficits in the income balance of a number of countries. Currently, foreign direct investors appear to reinvest most of their profits. However, there are already signs of some investors shifting their focus to south-eastern Europe (see page 36) as privatisation is almost complete in most CEB countries, with few attractive assets left for sale. However, some privatisations, such as Czech Telecom, could generate substantial capital inflows if they materialise. Over the short to medium term, EU funds will contribute to boosting both domestic and foreign investment throughout the CEB region. In Croatia, EU funding may be available through pre-accession instruments, such as the Instrument for Structural Policies for Pre-accession.

Following EU accession, many countries experienced a slowdown in the pace of reform.

Following years of rapid progress needed to join the EU, many CEB countries experienced a slowdown in the pace of reform in 2004. A notable exception was in the one non-EU member of CEB, Croatia, where significant progress was made in the past year in key areas of governance, banking and infrastructure reform. However, in some new EU members, progress was made in strengthening the financial sector. For example, the Czech Republic improved its capital markets legislation while Estonia and the Slovak Republic expanded domestic credit to the private sector and further strengthened controls over the banking sector.

The new EU members of CEB continued to adjust their laws to EU standards in 2004. Lithuania introduced EU-compatible regulations on company law and banking law. Poland amended its property legislation to bring it in line with EU requirements. The Slovak Republic introduced changes to its commercial code and other business-friendly reforms. Slovenia too has continued to harmonise its laws with EU standards by adopting amendments to securities markets and banking regulations.

More reform is needed in the areas of governance and enterprise reform, judicial reform, competition policy and other parts of the financial sector. However, institutional reforms that tackle these areas and the problem of corruption are difficult and will take time. As can now be seen with the remaining EU candidates (Bulgaria, Croatia and Romania), the prospect of EU membership and the need to satisfy entry requirements tends to make it easier to introduce difficult reforms. Following EU accession, continued public support for further reforms and fiscal prudence will require an improvement in living conditions and a steady reduction in unemployment. Otherwise, the restructuring and fiscal tightening needed to eliminate budget deficits and permit entry to the eurozone could be delayed.

The transition challenges of Croatia are akin to those of the other EU accession candidates (Bulgaria and Romania). In particular, the authorities must maintain the recent reform momentum and make sustained efforts to strengthen the judiciary and public administration.

EBRD investment

In 2004 the EBRD invested €964 million in central Europe and the Baltic states (CEB), bringing our total commitments in the region to over €9.8 billion. The Bank disbursed a record €1,056 million of this total during the course of the year.



Better heating services lead to lower emissions

The historic Polish city of Lodz is the centre of the country's textile industry. After a troubled recent history under former regimes, the city is starting to thrive again. The textiles are back in full production and Lodz's beautiful Piotrkowska Street, a promenade of elegant 19th century buildings, shops, cafés and bars, has been pedestrianised once more.

With the aim of providing more reliable heating to Lodz's population of 800,000, the EBRD has invested a further €39 million in Dalkia Polska, the Polish subsidiary of Dalkia International, a global leader in energy services. The financing will fund the acquisition of Poland's second-largest combined heat and power facility and district heating network, ZEC Lodz.

Poland was the largest recipient of EBRD funds in 2004, with a strong emphasis on financial institutions, energy efficiency, property and corporate projects. In Hungary two projects to finance the M5 Motorway and to refinance debt from Phase I of the operation received a large volume of EBRD financing. The M5 project was selected by *Project Finance* magazine as the infrastructure deal of the year. In the Slovak Republic the EBRD supported predominantly the development of financial institutions.

The small business sector continued to be a strong focus in 2004, and cooperation with the European Union in this area was further developed. In recognition of the importance of leasing for small and medium-sized enterprises (SMEs), six out of the ten loans extended under the EU/EBRD SME Finance Facility were directed at leasing companies. The technical assistance funded by the European Union is helping them to better target SMEs and to improve their range of services.

The EBRD is particularly keen to develop partnerships with clients and to share their risks. In CEB there is still a shortage of "risk money", which the EBRD is addressing by increasing the supply of equity finance. Equity projects represent 30 per cent of all investments carried out by the Bank in CEB in 2004. These include investments in equity funds, which play an important role through their flexibility and ability to finance smaller projects.

The EBRD participated in the capital of two general equity funds and three specialist property funds operating across the region. Equity investments also allow the Bank to promote best practice in corporate governance. For example, we invested €19 million in Estonian Cell, a greenfield pulp mill, in exchange for a 33 per cent stake, giving the Bank a two-strong representation on the board of directors (see page 32).

In Poland the EBRD invested in BGZ, the country's main agricultural bank. The EBRD participated in a capital increase, resulting in a minority stake of 15 per cent in partnership with Rabobank International. In addition, the EBRD and Rabobank purchased subordinated convertible bonds. The strengthening of BGZ's capital base, together with the expertise provided by the EBRD and Rabobank, should benefit not only BGZ but the agricultural sector as a whole. In another major project in the financial sector the EBRD provided a €50 million loan to Croatia's Zagrebacka Banka, which will help to meet the growing demand from local people for long-term loans to buy or refurbish residential properties.

ZEC Lodz, formally owned by the state, provides 70 per cent of Lodz's heating from a coal-fired thermal generator consisting of three plants built from 1958 to 1977. It has recently won highly desirable tenders to supply heat services to the new Gillette plant in Lodz and to the city's newest shopping centre development.

The company's privatisation will ensure good environmental management. Modernisation will mean an enormous 1.33 million tonne reduction of CO_2 emissions between 2005 and 2012 while services are extended to new residential and commercial users. Better use of co-generation capacity should improve energy efficiency, resulting in the need for less coal while heat and electricity production will substantially increase.

The successful privatisation of the company will be a landmark achievement for Poland. Dalkia Polska, which is one-third owned by the EBRD, will have the chance to be one of the first major energy utility stocks listed on the Warsaw Stock Exchange. The company has agreed to seek a listing by April 2009. Dalkia Polska already owns and operates district heating services in the Polish towns of Poznan, Sopot and Zielona Gora.



New paper mill boosts exports and creates jobs

The ancient Estonian town of Kunda, one of the country's earliest human settlements, is set on the northern shore of Virumaa. Locals have always used their forest's abundant aspen trees for making the traditional haabja boats, each carved out of a single tree. Idyllic though this may be, it has not proved a hugely profitable industry for a workforce left idle when old Soviet industries went bankrupt in the early 1990s.

Kunda and its population of 5,000 will soon be home to a state-of-the-art greenfield pulp mill, the first stage in producing high-quality paper for Europe and the rest of the world. The raw material will be the hitherto underused aspen. Along with Austrian and Norwegian investors, the EBRD is part of one of the largest-ever foreign investments in Estonia. An investment of €19 million in Estonian Cell will create an environmentally friendly pulp mill, which will produce up to 500 tonnes of aspen pulp a day for export to the international market.

The project will add a significant 2 per cent to the country's total exports, much of which are already related to the forestry sector. It will also raise the value of aspen, which has been used mostly as a domestic fuel until now.
The EBRD will be a 33 per cent shareholder in the plant, which will have a big impact on the country's forestry sector. Not only will it lead to the creation of 370 jobs, it will also promote the effective management of forests containing aspen trees.

The project will create a sustainable domestic demand for aspen wood, with almost half of all requirements supplied by private forests. Roar Paulsrud, President of the Norwegian investor Larvik Cell, says that the use of Estonian raw materials to produce a high-quality product is one of the most important features of this project, contributing directly to the development of the Estonian economy.

EBRD commitments 2003-04


€ million
Croatia 124.5 98.5
Czech Republic 81.9 80.8
Estonia 25.5 22.6
Hungary 379.1 259.1
Latvia 45.2 3.2
Lithuania 16.1 52.4
Poland 315.0 292.9
Slovak Republic 138.3 103.1
Slovenia 44.0 51.0
50 100 150 200 250 300 350 400
2003
2004

Note: Financing for regional projects has been allocated to the relevant countries. The totals in this chart may differ, therefore, from the list on pages 85 to 96, where regional projects are listed separately.

Cumulative EBRD commitments, as of end of 2004

	€ million
Croatia	1,310.0
Czech Republic	996.5
Estonia	467.6
Hungary	1,739.8
Latvia	284.8
Lithuania	434.3
Poland	3,063.6
Slovak Republic	999.8
Slovenia	552.3

Note: Financing for regional projects has been allocated to the relevant countries.

The EBRD strongly supported innovative projects in 2004, such as the refurbishment and management of three railway stations in the Czech Republic. Grandi Stazioni, an Italian company, won a long-term concession agreement, with the EBRD investing €4 million in the equity capital of the concessionaire.

In Poland the EBRD extended a €15 million senior loan to PKP Energetyka, an offspring of the national railways, to help it achieve cost savings in operating costs and maintenance expenditure. The Bank has been a strong supporter of Poland's railway reform programme, and the railway sector has already benefited from two EBRD loans to assist labour restructuring and financial restructuring.

The EBRD invested in a number of higher-risk projects in 2004, such as the restructuring of Huta Ostrowiec, a bankrupt steel mill in south-east Poland. The Bank provided a €20 million long-term loan to help the new owners, a Spanish steel group, embark on a modernisation programme and transform the company into a viable concern. Moreover, we raised a further €30 million from a syndicate of Polish banks in support of this project.

The EBRD also supported the emergence of local champions, such as UAB VP Market, a retail company that has become the largest company in Lithuania in terms of domestic sales. The company received a €35 million loan to complete the expansion and development of its retail network. We also supported the extension of Getro, a leading retail chain in Croatia.

In the municipal infrastructure sector, the EBRD supported the restructuring of public transport systems in Gdansk (Poland) and Kaunas (see page 34). In Croatia an important infrastructure project involved EBRD support for the city of Dubrovnik. The private sector project will help the city to improve its bus network and to enhance its status as a tourist destination.

Two loans under the EU/EBRD Municipal Finance Facility were extended to local banks in Poland and the Slovak Republic. This facility provides smaller municipalities (with fewer than 100,000 inhabitants) with financing for infrastructure projects that will help them meet EU standards for environment, health and safety.

In the energy sector the EBRD provided Slovenske Elektrarne, the Slovak electricity supplier, with a seven-year loan of up to €30 million to support the planned privatisation of the company. In Poland the Bank participated in the two largest privatisations of co-generation plants, supporting their acquisition by Dalkia, the leading energy company (see page 30).


Old


SOLARIS
604
AGL 044
New

New bus fleet brings improved service to Lithuanian commuters

Waiting for a bus on a busy main road in Kaunas, Lithuania, can be a frustrating experience. With only just over half of the state company's Ikarus buses running at any one time, the only guarantee is that once it finally arrives, it will be cheap. Fares have not risen for nine years and a monthly pass costs less than €9. Thousands of private microbuses offer an alternative means of transport but they are smaller, more crowded and definitely more expensive.

Kaunas is one of the largest cities in the Baltic states and Lithuania's main industrial centre. With a population of 380,000 only 8 per cent are unemployed. In a city this big and this busy, public transport is of prime importance. That is why the EBRD is providing a €10 million loan to the state-owned Kaunas Bus Company to buy and maintain 50 new buses for the people of a city that accounts for 19 per cent of Lithuanian GDP.

The new service will be more expensive but most people feel it will be worth it for the improved comfort and reliability. The new buses will also produce far fewer emissions, making the city much cleaner than those where public transport has not been upgraded. Driver Gediminas Vilutis, one of the first to take the wheel of the new Solaris bus, says passengers are constantly asking him when the new bus is going to come onto their route. He insists that the Solaris (manufactured in Poland) is the best that he has ever driven. "These new buses have really changed the face of the city, not only because they look much better but because more people are waiting at our bus stops," says Paulius Keras, head of the city's transport department.

The Kaunas bus company was established in 1934. In 2002 it carried a staggering 16.5 million passengers on 35 city bus routes and four minibus routes. It still has a substantial market share. Its current fleet consists of 210 ageing buses but it is only able to operate 130 of them a day. The new buses, which are already coming into service, should be available 100 per cent of the time, and maintenance costs should plummet.

EBRD disbursements 2003-04

€ million

Country	2003	2004
Croatia	160.1	148.4
Czech Republic	89.4	93.1
Estonia	18.5	10.8
Hungary	164.3	282.6
Latvia	22.5	25.4
Lithuania	17.8	49.1
Poland	267.8	357.3
Slovak Republic	140.4	63.0
Slovenia	33.0	26.5

50 100 150 200 250 300 350 400

2003
2004

Cumulative EBRD disbursements, as of end of 2004

	€ million
Croatia	1,084.3
Czech Republic	881.2
Estonia	431.8
Hungary	1,408.9
Latvia	258.4
Lithuania	346.5
Poland	2,431.3
Slovak Republic	910.7
Slovenia	489.4

Towards the end of 2004 the EBRD launched a series of regional seminars aimed at improving cooperation and business opportunities ahead of our 2005 Annual Meeting in Belgrade, Serbia and Montenegro. The first seminar in Zagreb, Croatia, focused on the development of municipalities across the region and was attended by ministers, mayors, representatives of the international community, business leaders and experts.

Looking ahead

In 2004 the EBRD approved new country strategies for Estonia, Lithuania, Poland, the Slovak Republic and Slovenia. The Bank will continue to focus on the development of SMEs and the fostering of a strong banking sector. We will also assist in supporting direct investment by foreign medium-sized companies and in developing local enterprises, particularly through cross-border investments.

Other areas of assistance will include support for industrial restructuring alongside strategic investors and for the privatisation of remaining state-owned companies. The EBRD also aims to promote the restructuring of utilities, with an emphasis on better service and increased energy efficiency. The Bank will maintain strong investment in the municipal sector, investing without state guarantees and implementing the EU/EBRD Municipal Finance Facility. We will participate in road infrastructure projects where public/private partnerships can be established.

In Croatia the EBRD will work closely with the authorities to support the country's preparation for EU entry. The Bank will continue to support local companies and to help them expand their cross-border activities. We will work with local municipalities to develop infrastructure for prospective EC financing and will continue to support national infrastructure projects in close coordination with other institutions, particularly the European Investment Bank and the European Union. Specific attention will be devoted to promoting tourism.

To help the CEB countries with the modernisation and restructuring of sectors where reforms are not yet complete, the EBRD is ready to take more risks. We will strive to increase our equity investments, to create innovative products and to provide higher-risk products, particularly through financial and non-bank intermediaries, such as equity funds.

South-eastern Europe



Prospects of EU membership prompted further reforms in Bulgaria, Romania and the Western Balkans. EBRD investment helped to strengthen economic links in the region and to fund critical infrastructure projects.

Investment climate

The economic outlook in south-eastern Europe (SEE) continues to be boosted by the prospect of EU membership for Bulgaria and Romania in 2007. Average GDP growth rose to 6.4 per cent in 2004 compared with 4.4 per cent in 2003. Growth in Albania, Bulgaria and Romania continued strongly while growth in Serbia and Montenegro rose to 7.1 per cent (from 3 per cent in 2003) following substantial improvements in agriculture and manufacturing.

Average end-year inflation fell slightly to 6.3 per cent in 2004 from 6.7 per cent in 2003. This mainly stems from a decrease in Romania from 14.2 to 9.3 per cent. Throughout the region rapid GDP growth was accompanied by an expansion in bank lending, leading to higher levels of domestic consumption. This has prompted the introduction of tighter regulations on bank lending in many countries.

Fiscal deficits averaged below 2 per cent of GDP in 2004. Albania and Serbia and Montenegro were the only countries with a fiscal deficit above this level. In contrast, the Former Yugoslav Republic of Macedonia reduced its deficit to around 0.1 per cent of GDP. Bulgaria ran a fiscal surplus in response to high external imbalances.



The EBRD provided innovative support in 2004 for small businesses in Bulgaria's agricultural sector, which plays an important part in the country's economy.


Romania
Bosnia and Herzegovina
Serbia and Montenegro
Bulgaria
FYR Macedonia
Albania



Economic snapshots for 2004

	Population (millions)	GDP growth %	End-year inflation %	Net foreign direct investment (US$ millions)	Transition indicator (average of nine EBRD transition scores)[1]
Albania	3.2	6.0	2.2	350	2.81
Bosnia and Herzegovina	3.8	5.0	NA	420	2.52
Bulgaria	7.8	5.5	3.9	1,837	3.37
FYR Macedonia	2.0	2.0	3.3	150	2.96
Romania	21.7	7.0	9.3	5,020	3.18
Serbia and Montenegro	8.3	7.1	13.0	950	2.48

1 Maximum score of 4.33.

Current account deficits remained large throughout the region, averaging 9.8 per cent of GDP and at double-digit levels in Bosnia and Herzegovina and Serbia and Montenegro. In Bulgaria the deficit stayed above 7 per cent of GDP due to the credit-fuelled consumption boom. However, net foreign direct investment (FDI) remained at historically high levels for the second year in a row, at around US$ 8.6 billion. This has mainly been generated by large privatisation deals and by European investors relocating business activities from central Europe to SEE, where labour costs and taxation levels are lower.

Grants and loans from international financial institutions and other countries remain important (though declining) sources of funding for several countries in the region, along with remittances from workers living abroad. Families and small businesses in Albania, Bosnia and Herzegovina, FYR Macedonia, and Serbia and Montenegro benefit considerably from the latter source of finance.

SEE made good progress in structural reforms in 2004. Romania, for example, completed several important large-scale privatisations (especially in the energy sector) and made significant advances in banking and infrastructure reform. It also continued to improve laws in the area of corporate governance by introducing new mandatory voting requirements for publicly held companies. By the end of the year, Romania had "closed" the 31 chapters of the *acquis communautaire*, the main body of EU laws. Nevertheless, much more is needed from the new government (formed at the start of 2005) in the next two years in the difficult areas of institutional reform (including perseverance with structural reforms in key sectors) and competition policy.

Bulgaria also made progress in large-scale privatisation and in the reform of banking and infrastructure in 2004. The government adopted several legislative reforms, including a new concessions law for infrastructure and new public procurement regulations. It has also closed all 31 chapters of the *acquis*. The Bulgarian and Romanian governments expect to sign the EU accession treaty in April 2005 and to join the EU in January 2007. However, questions remain regarding both countries' administrative capacity and judicial system. Progress in implementing the reform commitments of Bulgaria and Romania will be monitored closely by the European Commission, which could defer EU entry by one year.

Elsewhere in SEE, the EU's commitment to the Stabilisation and Association Process, which prepares SEE countries

Foreign direct investment remained at historically high levels.

for possible EU membership, continues to spur reform in Albania, Bosnia and Herzegovina, FYR Macedonia, and Serbia and Montenegro. FYR Macedonia has applied for EU membership while Albania is negotiating a Stabilisation and Association Agreement (SAA), similar to those already in place with Croatia and FYR Macedonia. The European Commission is currently assessing whether it will be feasible to begin negotiations on an SAA with Bosnia and Herzegovina and with Serbia and Montenegro.

Bosnia and Herzegovina and Serbia and Montenegro are making progress in privatisation and banking sector reform. The pace of reform in Serbia and Montenegro slowed down in early 2004 due to political uncertainties but financial sector reform gained momentum in the second half of the year. The election of a pro-reform candidate as President of Serbia in June 2004 has eased fears that the country could return to the damaging nationalist politics of its recent past. A new bankruptcy law became effective in August in Serbia and Montenegro (applicable to Serbia only). The law regulates reorganisation and liquidation procedures and represents a significant improvement over the previous legislation. Nevertheless, several key issues remain unresolved, including the final status of Kosovo and the possibility of Serbia and Montenegro becoming separate states.

Corruption remains a serious problem for all the SEE countries, although most are taking visible steps to combat it. Both the accession process (for Bulgaria and Romania) and the Stabilisation and Association Process provide incentives to improve governance and limit corruption but for some countries the problem has proved particularly difficult to address.

EBRD investment

EBRD investments in south-eastern Europe totalled €1.0 billion in 2004, up 6 per cent on 2003, with large increases in Albania and Bosnia and Herzegovina. The private sector accounted for 81 per cent of this investment compared with 76 per cent in 2003. The largest recipients of EBRD finance were Romania, Bulgaria, and Serbia and Montenegro.

The Bank's commitment to attracting co-financing was reflected in an increase in syndicated loans, which totalled €321 million in 2004 compared with €106 million the previous year.



Privatised company expands telecom services in Bulgaria

Requesting a phone line in Bulgaria usually means having to join a waiting list for installation. But not for much longer. Following the privatisation of Bulgarian Telecom in June 2004, the company is changing fast.

The sale of a controlling stake in Bulgarian Telecom to the US-led investment consortium Advent International was a landmark achievement for the Bulgarian government and an important milestone in the country's progress towards EU entry, scheduled for 2007. The EBRD played a major role in the privatisation process by co-arranging a €76.5 million loan to support the acquisition and by participating in the consortium of equity investors.

Currently there are 38 land lines per 100 people in Bulgaria, with local demand exceeding available supply, particularly in the rapidly growing internet services market. As part of the privatisation, the company has also been

Cumulative EBRD investments of €5.1 billion have directly generated an additional €10.6 billion of investment.

Major EBRD projects in 2004 included the privatisation of Bulgarian Telecom, with the Bank providing both equity and loan financing and arranging a commercial syndication for this landmark transaction (see below). In Romania an equity participation in Petrom concluded the EBRD's key role in ensuring the successful transition of Romania's largest company from a state-owned enterprise to a strong private company. In FYR Macedonia the ground-breaking ESM electricity pre-privatisation project was the result of over two years of preparation (see page 15).

The EBRD continued to promote regulatory reform and regional integration. A €18 million loan was provided to Transelectrica, Romania's state-owned power transmission company, to further integrate the south-eastern and western European electricity markets. The project was the Bank's first in the power sector to be provided without a state guarantee.

Another project to be funded without the need for state backing was the Port of Constanta (see page 42). In Serbia and Montenegro we successfully shifted our focus away from state-guaranteed projects in the energy and infrastructure sectors and towards private sector activities.

In the financial sector the EBRD assisted small and medium-sized enterprises (SMEs) via credit lines to local banks and leasing companies and through trade facilitation programmes and mortgage lines. We also provided bank equity and corporate loans. An innovation was a €10 million SME facility for the agricultural sector in Bulgaria, launched under the EU/EBRD SME Finance Facility. We also signed our first leasing facility in this country under the same facility.

In FYR Macedonia, EBRD support for Tutunska Banka through a ten-party syndication was a landmark deal. In Serbia and Montenegro, EBRD commitments to financial institutions increased to €54 million, including loans and equity investments in Cacanska Banka, Eksimbanka, Euromarket Banka, ProCredit Bank and Volksbank. Société Générale, HVB Bank and Raiffeisen Bank received EBRD loans that enhanced their capacity to provide residential mortgages.

Other sectors to benefit from EBRD financing included retail, manufacturing and telecommunications. The EBRD provided both equity and a syndicated loan to the Piccadilly supermarket chain

awarded a GSM licence and will launch its mobile phone service later this year to satisfy the growing demand for this service.

As is common with formerly state-owned enterprises, the company will now transform itself to focus more on customer service while overhauling its organisational structure, staffing and working practices. This will be accomplished by a new senior management team, which was appointed at the beginning of 2004.

Since as long ago as 1994, Bulgarian Telecom has been upgrading its analogue switches to digital. With digital lines still representing only 33 per cent of the total, the company is keen to accelerate the digitalisation process to improve the quality of service in large cities and remote areas of Bulgaria.

At the time of privatisation, the company employed around 25,000 people, with many of these working to maintain the outdated analogue system. The plan is to gradually reduce the number of staff with redeployment, early retirement and redundancy. Improvements to the organisation of the company should significantly reduce operating costs and allow Bulgarian Telecom to offer new and price-competitive services.



Port expansion streamlines Black Sea trade route

There is a beating heart at the centre of the trade route that connects western Europe with the former communist bloc countries and Turkey. That heart is the bustling Romanian port of Constanta. Nestled on the west coast of the majestic Black Sea, 165 miles from Bucharest, Constanta has direct access to the Danube and is perfectly positioned for business with all its Black Sea neighbours and the countries connected to it by river - Austria, Germany, Hungary, and Serbia and Montenegro.

In its heyday in the mid-1980s, Constanta Port hosted 200 import and export barges every single day, with over 60 million tonnes of goods passing through each year. It was the Rotterdam of eastern Europe. In decline since the end of the Soviet era, the largest port in the Black Sea is today positioned to reclaim its rightful place on the world stage.

The EBRD is implementing a €16 million loan to build a new barge terminal handling general cargo in bulk, such as coal, metals, cement, cereals and scrap. Water is the obvious alternative to the congested roads of Austria and Germany, and the Danube-Black Sea route is for many the perfect solution. At the moment the port suffers from a lack of dock space for barges, meaning that the port area is often blocked by traffic bottlenecks. With the new loan, the state-owned port will build a 2,200 metre quay wall with berths for barges. A small basin will hold the pushers and tugboats that would otherwise remain stranded in the port.

The terminal will streamline port activities, making transport along the river-maritime route more efficient and much safer. It will also mean that the whole port is better managed and better able to finance itself, which should contribute to bigger profits. Constantin Harzan, the General Manager of Navrom Galati, the Romanian River Shipping Company and the largest user of the port's barge basin, relies heavily on efficient off-loading for the survival of his business. "One of the key successes to our business is for our barges to arrive, dock, drop off goods and leave. If the system is better organised, it is better for all parties involved, including us, the port and the canals leading into the port," he says. Grant funding for the development of this project was provided by the Dutch government.

EBRD commitments 2003-04


€ million
Albania
Bosnia and Herzegovina
Bulgaria
FYR Macedonia
Romania
Serbia and Montenegro
47.4
62.0
36.1
97.6
240.2
232.3
101.7
80.3
384.5
401.1
149.3
142.2
50
100
150
200
250
300
350
400
450
2003
2004

Note: Financing for regional projects has been allocated to the relevant countries. The totals in this chart may differ, therefore, from the list on pages 85 to 96, where regional projects are listed separately.

Cumulative EBRD commitments, as of end of 2004

	€ million
Albania	223.3
Bosnia and Herzegovina	348.6
Bulgaria	1,001.4
FYR Macedonia	376.1
Romania	2,531.4
Serbia and Montenegro	662.6

Note: Financing for regional projects has been allocated to the relevant countries.

in Varna, Bulgaria, to fund regional expansion along the Black Sea coast. In Albania the EBRD participated in a high-profile foreign investment in Fushe Kruje Cement. Notable investments in Serbia and Montenegro included Ball Packaging (see page 44), Hemofarm (a pharmaceutical company), SBB (a leading cable network operator) and Frikom (a producer of ice cream and frozen food). In Romania the EBRD continued to invest in the on-going development of property and agribusiness industries.

In the environmental sphere the EBRD provided a loan to reduce sulphur dioxide emissions from Bulgaria's largest thermal power plant at Maritza East II. In our first ever "carbon trade", the EBRD signed a deal to buy, on behalf of the Dutch government, carbon credits from a Bulgarian paper mill, Paper Factory Stambolijski (PFS). The Netherlands-EBRD Emissions Reduction Fund will help PFS cut its carbon dioxide and methane emissions by switching its main energy source from non-renewable oil and gas to renewable biomass.

Another innovative project was the launch of a €32 million energy efficiency credit line for private sector energy efficiency/renewable energy projects in Bulgaria, with grant co-financing from the Kozloduy International Decommissioning Support Fund. This will be followed by an energy efficiency credit line for the residential sector

The EBRD continued to closely coordinate its activities in the Western Balkans with other international financial institutions and the initiatives of the Stability Pact. Key Stability Pact projects launched with EBRD assistance are promoting trade, both within the region and externally, boosting institutional development and promoting good corporate governance, especially in local banks.

In Serbia and Montenegro the EBRD is cooperating with the European Investment Bank and the European Union to identify infrastructure projects that will assist the transition process. In particular, the cooperative effort is seeking to determine opportunities for corporate restructuring in the oil, gas, electricity and rail sectors.

Towards the end of 2004 the EBRD launched a series of regional seminars aimed at improving cooperation and business opportunities in south-eastern Europe ahead of our 2005 Annual Meeting in Belgrade, Serbia and Montenegro. A seminar on transport was held in Sarajevo, Bosnia and Herzegovina, in December. A further





Packaging plant boosts local production and creates jobs

Last year Serbia and Montenegro got through one and a half billion aluminium cans containing soft drinks or beer. All the cans were imported. In ten years' time, this figure is expected to double but from May 2005 the cans will be produced locally at the rate of 1,700 cans per minute in a suburb of Belgrade.

A new state-of-the-art €75 million greenfield aluminium can plant will be funded in part by a €20 million EBRD loan to Ball Packaging. Half a kilometre from the Danube River in the capital city's suburb of Zemun and almost directly opposite the factory of an American soft drinks giant, the plant will be the very first aluminium can producer in the country. It will at first employ around 150 workers, later rising to a possible 300 if business is good. "Each job created at the plant will generate two to three other new jobs outside the plant as a result of these relationships with suppliers," says Jan Driessens, President of Ball Packaging Europe.

The plan is to produce 277 million cans next year alone, increasing to 683 million by 2010. And when the cans are used and empty? They will be recycled, of course. Ball plans a network of waste recycling centres in schools, nurseries, shops and petrol stations, the first of their kind in this country. Aluminium cans traditionally have a very high recycling rate and Ball has set up pilot education programmes in 12 local schools so far. It has also begun can collection campaigns aimed at children to help increase that rate further.

Ball, based in Colorado, was founded in 1880 and is one of the world's biggest suppliers of metal and plastic packaging churned out by 50 plants around the world. Although the Belgrade plant will boost the country's economy by exporting 70 to 80 per cent of its cans, it is also expected to replace many foreign can imports to Serbia and Montenegro with its cheaper domestically produced cans.

EBRD disbursements 2003-04

€ million

	2003	2004
Albania	14.1	41.7
Bosnia and Herzegovina	22.5	62.4
Bulgaria	36.1	191.0
FYR Macedonia	17.1	35.0
Romania	172.7	394.6
Serbia and Montenegro	66.0	141.7

50 100 150 200 250 300 350 400 450
2003
2004

Cumulative EBRD disbursements, as of end of 2004

	€ million
Albania	109.6
Bosnia and Herzegovina	162.6
Bulgaria	672.7
FYR Macedonia	217.4
Romania	1,813.1
Serbia and Montenegro	260.8

seminar was held in early 2005 in Tirana, Albania, focusing on the development of the energy sector, and a final seminar on private sector financing will be held in Skopje, FYR Macedonia, in March 2005.

Looking ahead

The EBRD aims to increase investment in south-eastern Europe by a further 6 to 12 per cent in 2005. The Bank will continue to support projects that have a regional focus and the ability to strengthen economic links in the region – for example, projects involving power, transport, trade facilitation, regional integration of private business, and the regional expansion of financial institutions. We also aim to enhance our cooperation with local authorities, particularly in the area of municipal utilities.

The EBRD will support the implementation of remaining privatisations and work to improve the investment climate in areas such as rule of law, public and corporate governance, and the development of strong institutions. We will also help the SEE countries to attract further foreign direct investment, to encourage further growth of small business and to expand regional trade.

In Bulgaria and Romania we will continue to support projects in areas such as tourism, property and natural resources as the two countries prepare for EU accession in 2007. We will also support key infrastructure improvements in the energy and municipal sectors, particularly water supply and waste-water treatment. The EBRD approved new strategies for Albania, FYR Macedonia, and Serbia and Montenegro in 2004. The Bank aims to help all three countries accelerate private sector development and improve their infrastructure.

The EBRD will support projects that strengthen economic links between countries.

Western CIS and the Caucasus



Strong growth was achieved in the neighbouring countries of Belarus, Moldova and Ukraine and in the Caucasus. EBRD investment increased threefold, with a strong focus on oil and gas projects.

Investment climate

Growth remained strong in 2004 in the western region of the Commonwealth of Independent States (Belarus, Moldova and Ukraine) and in the Caucasus (Armenia, Azerbaijan and Georgia).

In the largest country, Ukraine, GDP growth rose to 12.1 per cent in 2004 compared with 9.4 per cent in 2003, boosted by increases in consumption, exports and investment. The widespread demonstrations at the end of the year following the presidential elections had little direct impact on the real economy but did affect the banking sector.

Exports from Ukraine benefited from strong external demand and high prices for metals and other commodities. Investment in new machinery and equipment increased while industrial production remained buoyant, increasing by over 12 per cent during the year. This was accompanied by a rapid growth in the construction sector and a recovery in agricultural output.

Strong export growth contributed to a current account surplus of an estimated 10.3 per cent of GDP in Ukraine. However, inflation rose steadily and ended the year at over 12 per cent, well in excess of the government's target and the end-2003



The EBRD funded four large oil and gas projects in Azerbaijan and Georgia in 2004, boosting growth in the region.


Belarus
Ukraine
Moldova
Georgia
Armenia
Azerbaijan

Economic snapshots for 2004

	Population (millions)	GDP growth %	End-year inflation %	Net foreign direct investment (US$ millions)	Transition indicator (average of nine EBRD transition scores)[1]
Armenia	3.1	10.1	2.6	178	3.00
Azerbaijan	8.3	10.0	10.5	2,531	2.63
Belarus	9.9	11.0	14.5	150	1.81
Georgia	4.6	8.5	7.5	438	2.96
Moldova	4.3	7.0	12.5	122	2.74
Ukraine	48.4	12.1	12.3	1,500	2.78

1 Maximum score of 4.33.

level of 8.2 per cent. Higher government spending and a decision to raise the minimum payment level for pensions contributed to a higher fiscal deficit than expected. While it was readily funded by income from privatisations and external borrowing, further fiscal consolidation is needed in 2005.

Until the final months of the year, the banking sector in Ukraine continued to expand, with further increases in both deposits and credit, especially to the private sector. However, the rapid growth of credit raised some concerns over potential credit risk. The National Bank of Ukraine (NBU) strengthened its supervisory framework but the International Monetary Fund highlighted the need for greater transparency in bank ownership. The NBU acted promptly to limit the impact of the political crisis in late 2004 on the banking sector. However, these events have emphasised the need to strengthen the capital base of the sector.

The government made progress with the implementation of new anti-money laundering legislation, which contributed to the removal of Ukraine from the list of non-cooperating countries drawn up by the Financial Action Task Force on Money Laundering. The government also established new registers for movable and immovable property in accordance with the new secured transactions legislation and adopted a new law on arbitration tribunals. Nevertheless, many enterprises in Ukraine still perceive serious barriers to doing business, including the cumbersome regulatory framework, unstable legislation and anti-competitive practices. The new government has signalled its intention to address significant problems in the business environment – including heavy state intervention in the economy – and to attract more foreign investment.

Moldova's growth in GDP was 7 per cent in 2004 compared with 6.3 per cent in 2003 while end-year inflation was 12.5 per cent, below the 15.8 per cent recorded in 2003, but above government and central bank projections. As in previous years, a relatively strong industrial sector (6.4 per cent growth in 2004) and a boom in services were the main reasons for the rapid expansion. However, much of the industrial growth is due to higher capacity utilisation rather than new investment. Growth is predominantly led by domestic consumption and fuelled by a high level of remittances from overseas workers, higher wages and increased bank lending.

The period of strong growth is likely to continue but it needs to be underpinned by structural reforms and firm fiscal management. The government's Economic Growth and Poverty Reduction Strategy provides a blueprint for sustainable growth based on structural reforms but tangible signs of its implementation will be needed to attract investment.

In Belarus, GDP is estimated to have risen by 11 per cent in 2004 compared with 6.7 per cent growth in 2003, driven by strong domestic demand and high export growth (especially to Russia). The rate of inflation slowed to 14.5 per cent, well down on the 25.5 per cent recorded in 2003. Industrial output strengthened by 15.6 per cent during this period. However, some 25 per cent of all industrial enterprises were reported to be loss-making. A further boost to growth was the government's financial support to certain agricultural enterprises. As these policies are expected to continue in 2005, growth should be maintained. However, sustained growth over the medium term will depend on the authorities' willingness to embark on market-oriented reforms. Little progress was made with structural reform in 2004.

In the Caucasus, growth was strong in all three countries, at 8 per cent or higher, similar to the average in 2003. In Azerbaijan the economy performed remarkably well but it remains highly dependent on the oil and gas sectors (accounting for about 33 per cent of GDP in 2004). Growth in Armenia and Georgia was assisted by high levels of remittances from workers living abroad.

Azerbaijan's government is committed to pursuing the structural reforms outlined in the State Programme for Poverty Reduction and Economic Development. This emphasises the need to improve the investment climate, increase investment in infrastructure, develop a competitive financial sector and expand trade. In 2004 the government amended its civil code regarding legal entities (limited liability companies and joint-stock companies) and completed a long-term strategy for the stable management of oil revenues.

In Azerbaijan the economy remains highly dependent on oil and gas.

In Armenia and Georgia, both governments made significant efforts in 2004 to improve the business environment and to attract investment. Armenia adopted important amendments to the joint-stock company law, bankruptcy law and securities markets legislation to improve corporate governance practices and the transparency of the financial markets. The country also took important steps to liberalise its mobile telecommunications market.

Georgia's new government began major legislative reforms of various aspects of commercial law, with the first results expected later in 2005. A major reorganisation of the State Tax Department was accomplished and a new business-friendly tax code presented to parliament. A modernisation of the custom administration is currently under way, supplemented by a significant reduction in the existing number of tariff bands. Furthermore, an ambitious civil service reform was launched.

Fighting widespread corruption is a major challenge for the countries in the western CIS and the Caucasus. However, the recent political changes in Georgia and Ukraine have helped to move anti-corruption initiatives to the top of the policy agenda. Overall, sustained growth in the Caucasus over the longer term requires the development of stronger private sector activity, especially in agribusiness in Armenia and Georgia, and a gradual reduction in Azerbaijan's reliance on the oil and gas sectors.

EBRD investment

EBRD investment in the western CIS and the Caucasus increased dramatically from €196 million in 2003 to €599 million in 2004. Much of this increase is due to EBRD funding for four large oil and gas projects in Azerbaijan and Georgia but we also signed a larger number of projects, 19 in 2004 compared with 14 in 2003. Four of the six countries in this region (Armenia, Azerbaijan, Georgia and Moldova) are part of the EBRD's Early Transition Countries (ETC) Initiative, which was adopted by the Bank at the 2004 Annual Meeting.

The aim of the initiative is to address poverty in these countries on a sustainable basis by increasing investment and by encouraging ongoing economic reform (see page 13). A particular effort is being made to improve banking services for micro,



Gas development unlocks Azerbaijan's vast natural wealth

Far under the bed of the glistening Caspian Sea, 100 kilometres south of the ancient Azerbaijani capital of Baku, lies the Shah Deniz gas and condensate field. It was discovered six years ago and is thought to be one of the world's richest sources of gas.

In 2004 the EBRD signed a loan agreement with SOCAR, the State Oil Company of Azerbaijan, for €125 million so that SOCAR could finance its 10 per cent share in Shah Deniz and the 680 km South Caucasus pipeline. This loan was SOCAR's first experience of long-term commercial financing. Not only did this loan enable SOCAR to participate in the project without having to rely on funding from the state budget or the State Oil Fund of Azerbaijan, it also meant SOCAR could start a long-awaited commercialisation and restructuring programme.

small and medium-sized businesses whose growth is typically inhibited by lack of access to credit. The initiative also aims to identify suitable projects in the public sector.

In the Caucasus, EBRD investment increased almost six-fold, to €296 million in 2004. Oil and gas projects in Azerbaijan and Georgia represented over €238 million of this total. The revenue generated by these projects should help to establish a solid economic base for the future development of both countries.

Azerbaijan continued to attract large amounts of foreign investment in the oil and gas sector. The EBRD played an active role in supporting these investments and in promoting good corporate governance and transparency in companies operating in this sector. The Bank played a lead role in financing Phase 1 of the Azeri, Chirag and Guneshli (ACG) oil field project and the Baku-Tbilisi-Ceyhan (BTC) oil pipeline (see page 14). In addition, we provided finance to the State Oil Company of Azerbaijan (SOCAR) for its participation in the Shah Deniz gas field project and the South Caucasus gas pipeline (see below).

Other major EBRD projects in Azerbaijan included a €30 million investment in the reconstruction of the Hajigabul-Kyurdamir road, which forms part of the historic Silk Road linking Asia to Europe. Small and medium-sized enterprises (SMEs) received substantial support through the expansion of credit lines and trade facilitation programmes with four local banks.

A €900,000 equity investment in Armeconombank was the cornerstone of the EBRD's activities in Armenia in 2004 (see page 52). This was the Bank's first equity investment in an Armenian financial institution. We also signed a number of trade and credit lines with two other Armenian banks during the year to support small business.

Georgia underwent substantial political and economic changes during 2004. To address the changing environment, the EBRD adopted a new country strategy, which focuses on the development of infrastructure and support for local enterprises. The EBRD expanded its support for small business and trade, and invested in Teliani Valley, a wine processing, bottling and distribution company. The investment will help the company to expand its production facilities, improve marketing initiatives and increase sales.

In Moldova the Bank invested mainly in the financial services sector in 2004 in support of SMEs. EBRD projects

The Shah Deniz reserve's 400 billion cubic metres of gas will be exported via the new pipeline. This runs in parallel with the BTC crude oil pipeline from Azerbaijan, through Georgia to Turkey, where it will be linked to the Turkish gas distribution network for delivery of gas in 2006. The total development cost for the project partners (which include BP, Statoil, Total, NICO, TPAO, Lukoil and SOCAR) is likely to be over €3 billion.

Funded by grant money from the United States, a team of international consultants has started working with SOCAR to identify key areas of possible improvement for this huge company – a cornerstone of the Azerbaijani economy, employing over 58,000 people. The export of natural gas has enormous potential benefits for both SOCAR, the government and eventually, of course, the Azerbaijani people.

While some countries have run into problems as revenue disappears with no obvious improvement in standard of living, SOCAR and the government of Azerbaijan have signed the Extractive Industry Transparency Initiative to ensure that all revenue from hydrocarbon exports can be effectively and independently monitored. The initiative creates the basis for accountable government and aims to bring benefits from the country's vast natural wealth to all the people of Azerbaijan.


ARMECONOMBANK


ARMECONOMBA
ARMECONOMBANK
5-50%

Armenian bank rolls out innovative customer services

In a country where financial services have traditionally been hard to come by, Armeconombank (or the Armenian Economy Development Bank - AEB) is a known innovator, providing plastic cards, cash points and now even mortgages.

In December 2004 the EBRD acquired a 25 per cent stake in AEB, one of the largest Armenian banks in a sector of 19 privately owned banks. This deal cements a relationship fostered since 2000 between the EBRD, AEB and its majority shareholders, the Sukiasyan family. The Sukiasyans bought the bank in 1997 and made it profitable within three years. When the deal is formally finalised, the EBRD and the Sukiasyans will jointly hold more than 75 per cent of AEB's shares.

Khachatur, Saribek, Edward and Robert Sukiasyan, the brothers behind Sukiasyan Investment Limited or SIL Group, are famous figures in the market. As well as establishing a large charitable fund, SIL Group is a massive employer with 6,500 staff countrywide involved in 20 private enterprises.

AEB is already known for bringing services to the market first, such as trade finance and the plastic cards that more developed banking sectors take for granted. The bank's chairman, Ashot Osipyan, is now working energetically with the authorities to improve legislation to jumpstart mortgage lending. "The mortgage market is not going to establish itself," he says. "So we are going to do it."

The EBRD's investment of €887,000 will be supported by a €500,000 technical assistance package provided by the European Community for improving training and management in key areas. The EBRD will also gain a seat on AEB's Supervisory Board. These combined benefits should reinforce AEB's position in the market and improve banking services for Armenia's citizens nationwide.

The investment and the technical assistance package will mean that AEB can continue to be an innovator, upgrading its IT systems, opening more cash points and introducing electronic banking and other services. It will also mean that the bank will have additional funding to build its loan portfolio, key in a country where access to finance has historically been quite limited.

EBRD commitments 2003-04



€ million
Armenia
Azerbaijan
Belarus
Georgia
Moldova
Ukraine
5.4
5.3
24.5
213.6
18.8
23.6
16.7
77.5
14.8
11.8
116.2
267.4
50
100
150
200
250
300
2003
2004

Note: Financing for regional projects has been allocated to the relevant countries. The totals in this chart may differ, therefore, from the list on pages 85 to 96, where regional projects are listed separately.

Cumulative EBRD commitments, as of end of 2004

	€ million
Armenia	88.1
Azerbaijan	458.6
Belarus	161.2
Georgia	242.6
Moldova	157.4
Ukraine	1,519.2

Note: Financing for regional projects has been allocated to the relevant countries.

included the establishment of a SME credit line with Mobias Bank and a medium-sized co-financing facility with Victoriabank (see page 54). This facility, which aims to support fast-growing local enterprises, was the first to be established by the Bank in an early transition country.

The most significant EBRD project in Belarus was the establishment of a €12 million framework facility for SMEs and micro businesses. Under this framework, loans will be extended directly to privately owned and operated local banks that will on-lend the funds to SMEs and micro businesses in the private sector.

EBRD investment in Ukraine totalled €267 million in 2004, the Bank's highest level of investment since 2000. The main areas of activity were transport, agribusiness, banking and manufacturing. For example, we invested in a steel producer in Donetsk to improve production processes and energy efficiency, in Ukraine Railways to introduce fast train services countrywide, and in grain trading enterprises and other agribusiness companies. Financial support for SMEs was strengthened through EBRD credit lines to local Ukrainian banks. We also provided our first mortgage credit line to local bank Aval.

The EBRD stepped up efforts to establish a framework for direct lending to municipalities in Ukraine and finalised the preparation of the Bank's first investment in the municipal sector without a state guarantee. The Bank continued to lead the Energy Task Force forum in cooperation with the Ministry for Fuel and Energy and made progress on the introduction of a warehouse receipts system that will support local farmers.





Moldovan bank extends new services to business entrepreneurs

The Orhei-Vit SA fruit juice and jam factory in the Moldovan city of Causeni employs 619 people packing jam and purees into cans and churning out over 9,000 bottles of juice an hour. Privatised ten years ago, the company has just been granted a €1.5 million loan to modernise the business from top to bottom, increasing both production and efficiency.

This loan was made possible by Victoriabank, based 77 km away from the factory in the country's historic capital, Chisinau. Victoriabank is the first partner bank to benefit from the EBRD's €60 million co-financing project with leading banks in the early transition countries.

The partner banks will loan the money (to a maximum of US$ 2 million) on to the small and medium-sized businesses in the manufacturing, service, property and agribusiness sectors that have traditionally found it hard to get the loans they need from a largely unmodernised banking system. With the new investment, bank staff will be trained to deal with a whole range of new services.

Another beneficiary, with a US$ 2 million loan co-financed by the EBRD and Victoriabank, is the Moldovan subsidiary of the American company Trans Oil Ltd. With the maximum possible loan from the programme, this company has improved its grain and seed facilities, creating new jobs locally and making a substantial contribution to the country's exports.

Victoriabank was the first private bank to be established in Moldova, in 1991, and over the past 13 years it has developed into the second-largest bank in the country in terms of lending. This is in large part due to the efforts of Galina Proidisvet, the bank's First Vice-President, who helped create Victoriabank and who has dedicated all her personal and professional skills to successfully developing it into a sound financial institution, expertly guiding it through difficult times, in both economic and political terms.

Mrs Proidisvet says the co-financing has helped Victoriabank "to implement modern banking practices and educate clients in improving their accounting, management and operational activity by sharing knowledge and skills with the EBRD".

EBRD disbursements 2003-04

€ million

	2003	2004
Armenia	1.0	4.3
Azerbaijan	5.1	140.8
Belarus	4.5	5.7
Georgia	13.4	61.9
Moldova	7.5	11.0
Ukraine	161.4	142.8

30 60 90 120 150 180

2003
2004

Cumulative EBRD disbursements, as of end of 2004

	€ million
Armenia	80.6
Azerbaijan	343.0
Belarus	138.7
Georgia	189.0
Moldova	135.8
Ukraine	832.9

Looking ahead

In Azerbaijan the EBRD will focus primarily on the non-oil sector and regional economic development in 2005. Priority will be given to projects that support the development of efficient infrastructure and that contribute to the diversification of the economy, into areas such as banking, agribusiness and manufacturing.

In the other countries in the Caucasus and in Moldova the EBRD will follow similar priorities. The EBRD's main emphasis, as confirmed in the Bank's new strategy for Georgia, will be to support private sector investment but we will also participate in regional infrastructure projects.

The EBRD approved a new strategy for Belarus in 2004. In view of the country's lack of progress towards democratic and market reforms (and its consequent lack of compliance with Article 1 of the Bank's Founding Agreement), the EBRD will continue to strictly limit activities to private sector development. This approach will allow the Bank to stay engaged in Belarus and to support reform through dialogue with the government and direct engagement with the emerging small business sector.

In Ukraine the EBRD is planning to increase investment in infrastructure, transport, energy and manufacturing. The level of our investment will depend on how successfully Ukraine manages to improve its investment climate by creating better conditions for foreign and local investment, such as a consistent tax regime and a truly independent judiciary.

The EBRD will help economies diversify into new areas.

Russia



Russia's robust economic performance was bolstered by market reforms and high oil prices. The EBRD focused on developing the country's private sector and supporting local infrastructure.

Investment climate

Russia's economy continued to be robust in 2004 although growth declined from 7.3 per cent in 2003 to an estimated 7.1 per cent. A pronounced slowdown in the latter part of the year, following 7.4 per cent growth in the first half, occurred despite a favourable global environment. This slowdown partly reflects increased uncertainties in the business climate as a result of dealings with Yukos, one of Russia's leading oil producers. At the same time, high oil prices contributed to large surpluses in the federal budget (for the fifth consecutive year) and in the balance of payments while Central Bank reserves increased dramatically.

The Stabilisation Fund, set up at the beginning of 2004, had accumulated close to US$ 19 billion by the end of the year. The current account surplus increased to above 10 per cent of GDP. Russia's international reserves have gone from strength to strength, hitting a record high of US$ 124.5 billion by early December 2004 and exceeding the country's total sovereign external debt. Inflation gradually declined through the first half of the year but began to increase in the second half, resulting in an end-year level of 11.7 per cent (compared with 12 per cent in 2003), above the official 10 per cent target.



An EBRD loan to Mobile TeleSystems, the largest mobile phone operator in Russia, will allow the company to introduce new services and reduce prices.


Russia

Economic snapshot for 2004

	Population (millions)	GDP growth %	End-year inflation %	Net foreign direct investment (US$ millions)	Transition indicator (average of nine EBRD transition scores)[1]
Russia	144.9	7.1	11.7	1,000	2.96

[1] Maximum score of 4.33.

Russia's economy has benefited significantly from a favourable global environment, including high commodity prices, low interest rates, a sharp increase in demand from China, abundant global liquidity and renewed investor interest in emerging markets. In addition, growth has continued to be supported by increased competitiveness stemming from the sharp currency devaluation and the reduction of real wages following the 1998 financial meltdown. It has also been supported by the availability of under-utilised capital and labour. However, the strength of these three factors has been substantially eroded.

Sound policy, particularly in terms of fiscal and debt management, pursued by the authorities and the positive effects of the government's previous market reforms also substantially contributed to the robust economic performance. However, gross inflows of foreign direct investment fell during 2004 to US$ 6.6 billion from US$ 7.9 billion in 2003. Substantial uncertainties in the business environment have been created by events surrounding Yukos, alleged tax arrears cases and by concerns regarding the state's attitude towards past privatisations. Liquidity pressures and a weakening of confidence in the banking sector in summer 2004 also contributed to these uncertainties.

In the second half of 2004 these factors triggered substantial volatility in the financial markets and started to influence macroeconomic performance. Both industrial production and investment slowed in the second half of 2004, with industrial output falling from 7.4 per cent growth in the first half of the year to 6.1 per cent growth by year-end, and investment growth dropping from 13 to 10.8 per cent over the same period. In a further sign of weakening confidence, net private capital outflows broke a trend of rapid decline over the previous years by increasing to US$ 7.8 billion in 2004 from US$ 1.9 billion the previous year.

Most analysts expect a continuing slowdown for the Russian economy, with GDP growth forecasts ranging between 4 and 5.5 per cent for the next two to three years despite assumptions of a relatively benign global environment. However, even the unlikely scenario of a prolonged substantial downturn in oil prices would not cause Russia serious macroeconomic problems in the short term in view of the cushion provided by the accumulated reserves. Nonetheless, remaining structural weaknesses mean that Russia's economic performance continues to be closely linked to developments in world oil prices, and the country's new policies and institutions have not been tested yet against unfavourable global economic circumstances.

Therefore, Russia urgently needs to revitalise structural and institutional reform. In 2004 reforms continued but at a slower pace than previous years. Tax reforms made progress with the reduction of the unified social tax, the creation of the Stabilisation Fund and a general shift of the tax burden towards the extractive gas industries. However, many businesses face numerous difficulties associated with unclear laws and uneven tax administration, highlighting the need for further reforms and greater predictability in the business environment. Corruption remains a serious policy challenge. While some steps have been taken to address the problem, much remains to be done.

The restructuring of the power sector proceeded gradually but important parts of the reform programme were postponed. The implementation of railway sector reform continued following the separation of the regulatory and commercial functions of the former Railways Ministry and the introduction of non-discriminatory access to the railway infrastructure. Restructuring of Gazprom and the gas sector remained on hold but plans to liberalise the company's shareholding were revived.

Russia continued to improve its laws in 2004. Reforms included a new law on hard currency regulation and control, the introduction of a deposit insurance law and the easing of restrictions on foreign capital in the insurance sector. A presidential decree in March 2004 completely revised the structure of the federal government and defined the principal functions of the newly created federal authorities.

Social reforms advanced with a package of measures in the housing sector. Some progress was achieved in licensing and deregulation, pensions and land reform, and bankruptcy regulation. Effective implementation of these reforms remains a key challenge.

Russia's economy has benefited significantly from a favourable global environment.

EBRD investment

In 2004, EBRD investments in Russia totalled €1.2 billion, bringing our total commitments in this country to €5.9 billion. Gross disbursements amounted to €0.9 billion. Following the Russian government's decision to sharply reduce sovereign borrowing, the EBRD only made investments where there was no need for sovereign guarantees. The Bank focused in particular on the development of the Russian private sector and support for local infrastructure. Our projects also attracted significant additional investment from foreign investors.

EBRD projects contributed to the transition process in a number of ways. The Bank's investments helped to support financial sector reform, to assist small business, to promote competition, to improve municipal infrastructure, to enhance corporate governance and to promote Russia's integration into the world economy. Special emphasis was given to projects that will help the country diversify from natural resources. In particular, the EBRD developed projects with companies that are in a position to compete in the Russian and international markets and to attract foreign investment.

A large proportion of the projects signed by the EBRD in 2004 were in manufacturing. In particular, the Bank provided significant financing to support the restructuring and modernisation of high-quality Russian companies. For example, we invested €73 million in Togliatti Azot to complete the modernisation of the company's ammonia plant (see page 21), €70 million in Chelyabinsk Tube



Regional banks reach out to local entrepreneurs

Russian regional banks should not be overlooked as a good investment prospect. With the right kind of help, they can even compete with their Moscow-based rivals. And, with their intimate local knowledge, they can be unbeatable at offering small and medium-sized loans to deserving regional businesses that have nowhere else to turn.

Expanding cooperation with such banks has been at the heart of the EBRD's strategy for the Russian banking sector for five years now. Following the 1998 crash, it badly needed revitalising, and reaching out to entrepreneurs in remoter areas is long overdue.

So, the objective is to identify sound banks which occupy leading positions in their local markets and to offer them the help they need. The whole range of the EBRD's products, including direct equity investment, is available to partner banks that meet the necessary criteria. In 2004, for example, the EBRD signed credit line transactions with

Rolling Plant to support restructuring and €9 million in Narzan Mineral Water to improve the company's corporate governance and to increase its competitiveness.

The EBRD continued to develop innovative forms of financing. For example, we used risk-sharing structures involving local leasing companies to support equipment vendors Sumitomo and Wirtgen. The EBRD also supported foreign strategic investors, such as Nokian Tyres, that are expected to play a major role in setting new technological and corporate governance standards. The project will demonstrate to other producers the benefits of choosing Russia as a production base.

Using grant funding, the EBRD helped many clients to identify and finance significant energy efficiency measures in industrial projects. The Bank's investment in Power Machines, for example, included energy efficiency improvements to three power equipment plants.

In the infrastructure sector, EBRD projects promoted private sector involvement, environmental improvement and energy-saving investments. We also assisted Russia in developing key transport arteries. An EBRD loan of €22 million was provided to the railway operator BTS for the purchase of tank wagons that will help to reduce the bottleneck for oil transportation. An EBRD loan of €9 million to Ark Shipping, an inland rivers operator, will assist with the modernisation of its facilities and will promote competition in the sector.

A major project in the telecommunications sector was a €110 million EBRD loan to Mobile TeleSystems, the largest mobile phone operator in Russia, which will allow the company to introduce new services and reduce prices.

In the natural resources sector the EBRD provided financing of €33 million for the Middle Timan bauxite mine and €33 million for iron ore mining at Karelsky Okatysh, helping to improve environmental practices and operational efficiency. Another major sector supported by the EBRD in 2004 was agribusiness. Projects included a €27 million loan to the meat processing group Cherkizovsky (see page 62) and €7 million to KubanAgroProd, a processing company.

The EBRD continued to provide support to micro and small enterprises (MSEs) through the Russia Small Business Fund (RSBF), which has now disbursed almost 220,000 loans totalling over €1.8 billion. Funding for the RSBF consists of EBRD

a new partner bank, Yugbank in Krasnodar. Yugbank has the largest regional branch network after Sberbank – 17 regional branches and five offices across the region.

The EBRD also became a shareholder in three other regional banks: Uraltransbank in Ekaterinburg; Sibacadembank in Novosibirsk, the leading regional bank in Siberia with over 70 offices; and Center-Invest Bank (CIB) in Rostov, which was established by a group of former economics professors from Rostov University. CIB operates through 58 outlets and 20 cash-points and has recently expanded into neighbouring Krasnodar. The EBRD acquired an equity stake of over 25 per cent in all three and was the first non-local investor.

The EBRD has been working with Uraltransbank (UTB) for three years. With over 73 banks operating in the area, competition is stiff. It is a region that was once best-known for heavy manufacturing and defence industries so there was a lot of unemployment when the Soviet era came to an end. This created the potential for a lot of entrepreneurial activity - and that means a lot of micro and small business loans. The credit line extended to UTB by the EBRD in 2002 allowed the bank to make these.

Mr Logutov, for example, set up a business producing playground equipment from a small Ekaterinburg workshop. With his UTB loan, he was able to expand production. Now he sells his equipment nationwide. And then there is Mr Zhalilov and his minibuses. He started with two, took a UTB loan and now he has 40.

Aside from the undeniable commercial considerations, these EBRD partnerships with Russian regional banks will strengthen corporate governance and transparency, which will be good for the growth of the bank and for attracting future strategic investment.





Meat producer upgrades quality to expand market share

Igor Babaev, 53, has devoted his life to processed meats. If you are in Russia and you find yourself eating ravioli, cooked sausages, frankfurters, salami, hams or paté, it is highly likely that he will have had something to do with it. With an impressive 10 per cent share of the Russian market and producing 300 different types of sausages and hams under eight different brands including the "Empire of Taste" range, his company Cherkizovsky is one of Russia's highest profile food companies.

The EBRD and a group of commercial banks are providing a €27 million loan, which will allow Cherkizovsky to keep a closer eye on quality, to speed up delivery and to impress Western-style retailers who want clear and detailed information about the precise origin of their foodstuffs. Already the company is providing frankfurters for a Danish fast food chain in Moscow and some meat products for world-renowned hamburger restaurants. Cherkizovsky was also the first company in Russia to introduce gas and vacuum packaging, which allows products to reach the more remote areas of the country.

Igor Babaev was the Chief Executive of the company that became Cherkizovsky when it was privatised in 1993 and he still owns 90 per cent of the shares. Ten years on and the Babaevs have invested in eight meat processing plants, seven poultry farms and two pig breeding farms. The company operates nine production facilities across Russia, employing a total of 7,000 people. In 2003 its meat sales totalled €230 million.

Processed meats in Russia accounted for around 25 per cent of meat eaten in 2003 and, unlike fresh meat, 97 per cent of processed meat is produced locally. When overall efficiency is improved as a direct result of the loan to Cherkizovsky, prices for local products are expected to go down as sales go up, making the company's popular products all the more accessible.

The collapse of the Soviet planned economy devastated Russia's agricultural and food processing market, which has spent the past decade steadily reviving itself. Improving business standards will hopefully set a positive example to other agricultural companies and give Russians some high-quality food.

EBRD commitments

€ billion

2003		1.1
2004		1.2
Cumulative		5.9

1 2 3 4 5 6 7

Note: Financing for regional projects has been re-allocated. The totals in this chart may differ, therefore, from the list on pages 85 to 96, where regional projects are listed separately.

EBRD disbursements

€ billion

2003		0.5
2004		0.9
Cumulative		3.8

0.5 1 1.5 2 2.5 3 3.5 4 4.5

financing and donor grants from the European Community and a number of governments. With the help of the RSBF, specialist MSE finance departments have been set up in 249 banks in 138 cities across Russia. In 2004 the programme was extended to another 22 cities.

The EBRD provided further support for the banking sector in 2004 by helping Russian banks to expand their products and by supporting foreign-owned banks with subsidiaries in Russia. The EBRD provided loans, credit lines and equity financing, including a €50 million investment in Raiffeisen Bank and a €19 million loan to Banque Société Générale Vostok. The EBRD also supported strong regional banks, investing €8 million in Sibacadembank and €6 million in Uraltransbank (see page 60).

EBRD support for the Russian insurance market was provided alongside reputable Russian investors and through equity funds specifically targeted at the insurance sector. We increased our loans to Russian leasing companies and continued to promote pension reforms.

In north-west Russia the Northern Dimension Environmental Partnership (NDEP) continued to support a wide range of environmental projects. By using donor funding and EBRD finance, NDEP is making improvements in areas such as nuclear safety, waste-water treatment, water supply and energy efficiency. Co-financing of €44 million has been approved by NDEP for eight environmental projects (see page 22).

The Russia Small Business Fund has set up finance departments in 138 cities across Russia.

Looking ahead

At the end of 2004 the EBRD published a new strategy for Russia, which urges the government to speed up institutional reforms and to promote the modernisation, diversification and restructuring of the Russian economy. The EBRD is ready to increase investment in the regions, to provide funding for key Russian industries and large enterprises, to play an active role in reforming the financial sector and to promote the modernisation of Russia's infrastructure.

In 2005 the Bank will start to issue rouble bonds and to use the local currency raised to fund small businesses, domestic-oriented companies and municipalities. We will help more local companies to enter domestic and international capital markets by providing assistance for the initial public offerings (IPOs) of Russian companies. The EBRD will have a strong focus on private sector development, including participation in the next phase of the Russian privatisation process. The Bank will seek to support sectors and transactions traditionally financed directly by the state.

The EBRD will increase equity investments to encourage foreign investors to set up new ventures and to help Russian companies strengthen their capital bases. A strong focus on improving corporate governance will continue to be a priority for the Bank.

We will promote transparency and efficiency to encourage further foreign investment. To support diversification, the EBRD will continue to address the slow pace of restructuring for large state-owned companies. We will support the consolidation of the Russian banking sector and will promote competition. Key areas will include the restructuring of state banks and support for regional banks. We aim to expand our small business programmes and to broaden their regional scope.

The Bank will promote the commercialisation of infrastructure services and encourage private participation. In the energy sector the EBRD will have further discussions with the government on power sector reforms, including restructuring of the gas sector. We will continue to participate in restructuring regional energy companies and in pipeline developments to improve pricing structures and access policies. To support implementation of the Kyoto Protocol, energy efficiency projects, such as Togliatti Azot, will become candidates for the carbon credits initiative (see page 15).

The EBRD will support the consolidation of the Russian banking sector and will promote competition.



New vaccine promises better protection from winter ailments

When the branches of the trees hang heavy with snow, and the rivers and lakes freeze solid for skating and ice-fishing, the people of Russia take to the outdoors and ... get flu. Well, 15 per cent of them do, and many of the afflicted choose the traditional cure of soaking rags in vodka and honey to wrap round their throats. Others rub mustard into their chests. In 2003, 16 million Russians opted instead for a flu vaccine made, more often than not, by Petrovax.

Funded by a €15 million EBRD loan, Petrovax will soon be able to churn out 20 million doses of its brand new vaccine every year. The company is building a state-of-the-art greenfield facility on the outskirts of Moscow, where the new generation of flu vaccine will be produced.

The new vaccine, Grippol, uses European technology developed by Solvay Pharmaceuticals in the Netherlands. This technology replaces the traditional chicken eggs on which viruses have been grown for flu vaccines for decades. The new approach means Petrovax can react more quickly to new outbreaks as it will not depend on the supply of millions of chicken eggs. New Grippol is one of the very few Russian-produced vaccines that are able to compete effectively with its imported rivals.

With two major flu pandemics in the past 50 years (Asian flu in 1957 and Hong Kong flu in 1968) and the threat of a new pandemic never far away, the need for good flu vaccines cannot be underestimated. The recent Asian bird flu proved to an anxious world that the current breed of vaccines is not sufficient. The Petrovax secret ingredient, an immune stimulant some 30 years in the making, may become a vital contributor to a pandemic vaccine.

The union of Petrovax's immune stimulant and the new Solvay technology means that the new Moscow facility, which will add a staff of 60 to an existing 150 employees, will be a truly innovative venture. The combination of the stimulant with a vaccine has potential implications for other viral infections, such as SARS, HIV and hepatitis.

This project is a perfect example of the EBRD's determination to help countries diversify into new sectors and schemes that close the technology gap with more developed countries.

Central Asia



Economic growth in several Central Asian countries remains dependent on high commodity prices. To boost further growth and to encourage diversification, the EBRD worked with the region's governments on improving the investment climate and increasing regional cooperation.

Investment climate

Growth in Central Asia in 2004 was strong in most of the region. The countries of Central Asia continued to benefit from high prices for oil and gas (Kazakhstan and Turkmenistan), gold (the Kyrgyz Republic and Uzbekistan), aluminium (Tajikistan) and wheat (Kazakhstan). These high prices also had a positive indirect impact on other sectors, such as services and construction. Remittances from expatriates living abroad continued to be an important source of revenue for several countries.

In Kazakhstan the economy grew by 9.4 per cent in 2004, compared with 9.2 per cent in 2003, helped primarily by high oil and gas prices, which boosted exports. In Tajikistan, growth of 10.6 per cent (10.2 per cent in 2003) was driven by the rapid expansion of mining, chemicals, agriculture and services. Private consumption in Tajikistan is being fuelled by higher incomes and an increase in remittances from overseas workers while domestic consumption is being stimulated by donor-funded programmes.



Three Central Asian countries are benefiting from the EBRD's new focus on the poorest countries where we operate.


Kazakhstan
Kyrgyz Republic
Uzbekistan
Turkmenistan
Tajikistan

Economic snapshots for 2004

	Population (millions)	GDP growth %	End-year inflation %	Net foreign direct investment (US$ millions)	Transition indicator (average of nine EBRD transition scores)[1]
Kazakhstan	15.0	9.4	6.7	3,282	2.89
Kyrgyz Republic	5.1	7.1	2.8	116	2.93
Tajikistan	6.5	10.6	5.6	272	2.30
Turkmenistan	6.5	7.2	13.8	225	1.30
Uzbekistan	26.0	4.0	12.0	180	2.08

1 Maximum score of 4.33.

Solid growth of around 7.1 per cent also occurred in the Kyrgyz Republic, compared with 6.7 per cent in 2003. Official figures in Turkmenistan suggest the economy grew in the first half of the year by about 20 per cent but this figure is almost certainly exaggerated. Growth for the year as a whole is estimated independently at 7.2 per cent. Uzbekistan recorded relatively weak growth of 4 per cent, reflecting the country's restrictive monetary and trade policies.

Inflation levels in the region are generally moderate, with only Turkmenistan and Uzbekistan recording double-digit levels in 2004. Monetary policy in Kazakhstan, the Kyrgyz Republic and Tajikistan has increasingly focused on price stability as a goal.

Fiscal policies remained tight in Central Asian countries in 2004. Most countries are at, or close to, fiscal balance and are expected to remain so in the short term. However, the Kyrgyz Republic showed a continuing high deficit (of over 4 per cent of GDP) in 2004, reflecting the donor-financed public investment programme. Turkmenistan's fiscal policy over the past year has loosened somewhat, resulting in monetary expansion and depreciation of the local currency. Two countries – Turkmenistan and Uzbekistan – ran a current account surplus in 2004 on the back of growth in exports.

Progress in structural reforms in 2004 was uneven but in the Kyrgyz Republic significant progress was made. For example, the Joint Stock Company Law was amended to strengthen minority shareholders' rights and a new anti-corruption law was adopted. The government also adopted the long-awaited concessions law and enacted a new law on international arbitration. In addition, the Kyrgyz Republic effectively privatised its largest enterprise, the Kumtor gold mining company.

Elsewhere, Tajikistan further strengthened its banking sector by restructuring the country's two largest banks. In Kazakhstan infrastructure reform gathered pace with the introduction of a restructuring programme for the national railway company and a new law on telecommunications, which liberalises the telecommunications market and boosts competition. Under the new law, the national company JSC Kazakhtelekom would lose its monopoly over international and intercity communication services.

In Turkmenistan and Uzbekistan, negligible progress was made in structural reforms during the year. Turkmenistan's government streamlined its taxation system and partly allowed private ownership of farmland for the first time but both countries continue to lag behind their neighbours, and the restrictive business environment is a deterrent both to domestic and foreign investors.

Macroeconomic stability and growth in several Central Asian countries remains dependent on high commodity prices.

Fiscal policies remained tight in Central Asian countries in 2004.

In the medium term structural diversification is needed but this requires further progress to strengthen the business environment and to improve access to export markets. In all countries, there are a number of fundamental barriers to business, including corruption, excessive red tape, inadequate infrastructure, and trade and import restrictions.

Corruption in Central Asia is perceived to be more severe than in other parts of the transition region. The Kyrgyz Republic has been taking visible steps to combat corruption through a good governance programme and participation in the Extractive Industries Transparency Initiative. However, across the region much more still needs to be done.

EBRD investment

In 2004 the EBRD invested €316 million in Central Asia compared with €295 million in 2003. Kazakhstan was the largest recipient (€246 million) of EBRD financing followed by Uzbekistan (€34 million) and the Kyrgyz Republic (€30 million). Over the past year the Bank has made substantial contributions to private sector development, a key factor in creating jobs and alleviating poverty.

The EBRD is the largest investor in the non-oil private sector in Central Asia and is the leading international financial institution (IFI) in the region, with the largest number of projects and investment. Our cumulative commitments total €1.8 billion.



New network brings fresh water supplies to Tajikistan

The clean air, green mountains, fruit trees and vineyards of Tajikistan's fertile Ferghana Valley have given it a reputation as "the pearl of Central Asia". It is here that the country's second city, Khujand, is found, with a population of 165,000. One of the problems faced by the city's residents is the very erratic water supply. Customers of the local water company get as little as three to six hours of water a day, with around one-third receiving no water at all.

The EBRD is lending €1 million to improve water supply to Khujand. The loan is part of a €4 million project that will allow the state-owned water company to install new pumps and other equipment to prevent leaks. Grants to assist the project are being provided by the governments of Switzerland, Norway and Belgium.

Major projects signed by the EBRD in 2004 included a €26 million investment in the Kazakhstan Electricity Grid Operating Company (KEGOC) to finance the construction of a new electricity transmission line. This will help to improve the reliability of electricity supply, reduce transmission losses and contribute to the development of a regional electricity network in Central Asia. The Bank also invested €60 million in the Kenkiyak-Atyrau oil pipeline, which connects the Aktobe region in central Kazakhstan with the city of Atyrau in western Kazakhstan.

The EBRD signed two projects to improve water supply in 2004: a €7 million loan to the city of Tashkent and a €1 million loan to Khujand in Tajikistan (see below). Industrial projects included a €7 million loan to Uz-Arctech to build a modern welding plant in Uzbekistan and a €6 million loan to Interglass, the Bank's first industrial project in the Kyrgyz Republic.

Three countries in Central Asia (the Kyrgyz Republic, Tajikistan and Uzbekistan) are part of the EBRD's Early Transition Countries (ETC) Initiative, which was launched in 2004. The initiative aims to help the poorest countries where the EBRD operates by increasing investment and encouraging economic reforms.

In 2004 under the ETC Initiative, the EBRD signed its first two Direct Lending Facility (DLF) projects in Uzbekistan to provide medium to long-term financing to private companies and its first Medium-sized Co-Financing Facility (MCFF) project in Central Asia, with the Kyrgyz Investment and Credit Bank (KICB). The MCFF aims to help local banks meet the demand for medium-sized loans from private companies. A multi-donor fund providing "technical cooperation" (TC) funding for the ETCs was established in 2004 (see page 14). The fund approved its first projects in Central Asia at the end of the year.

The EBRD continued to provide credit lines to local banks for on-lending to micro and small enterprises that do not have access to other forms of finance. Donor funding for TC operations alongside these credit lines has helped to improve lending practices in the local banks. In 2004 we provided our first micro credit lines to Eskata Bank and Tojiksodirotbank in Tajikistan. Micro credit lines and trade facilities (see page 17) were extended to many other banks throughout the region.

The city currently obtains its water from 86 boreholes on the notoriously polluted Syr Daria River. A Master Plan to make improvements was prepared as long ago as 1986. Since then, a lot of work has gone into getting a new, safe supply from the Khodja Bakirgan river 20km away. This water is now available at public taps and has been connected to the water distribution network using provincial and state budget funds.

The new project will allow the Khujand Water Company, which currently has 43,000 customers, including both households and businesses, to supply at least 15 per cent of the city's population with clean water that will come through a renovated pipe network. The project is concentrating on the parts of the city that can be connected to the new Khodja Bakirgan water supply. The plan is to improve service in this area first, making sure it is cost-efficient and that payments are being collected. The remaining 85 per cent of the network will be gradually tackled after this, using internal cash flows as well as grants from the state and donors.

The injection of money will also be used to buy workshop and communications equipment, new pipes and fittings, water meters and much-needed waste-water pumps. Prices will initially rise for consumers but it is hoped that better collection processes and improvements in general management will keep the costs down.



Modern machinery gives new lease of life to Kazakh farmers

Kazakhstan's "grain region" in the north of the country was hit hard by the collapse of the Soviet Union. Nearly all the farming equipment in the area is outdated and needs replacing. The country's fleet of combine harvesters has halved since 1991, obviously having a negative effect on annual grain yield.

By joining forces and sharing risks with Kazakh banks, the EBRD hopes to change all that. So far €4.4 million has been channelled into the agricultural industry via Bank Centre Credit and €7.3 million via ATF Bank. The idea is that the local banks on-lend the money to the farmers and small agricultural businesses that have hitherto been unable to get loans at affordable rates from the banking system, even for the most essential upgrades in equipment.

Already Karasu-Nan LLP, a grain production company, has benefited from the programme. It used its loan to buy a Morris pneumatic sowing machine so that it could sow a larger area with seeds. It bought Enissey combine harvesters and MTZ-82 tractors. Not only is the new equipment more efficient, it also needs less maintenance and fewer spare parts. Very often farmers lease the machinery they need with their small bank loans. That way they can increase productivity, pay back the loans and eventually make the money to buy the machinery. With its financing, Agrarii, a firm selling agricultural produce, leased some combine harvesters which vastly increased grain production.

Kazakhstan's needs are estimated at approximately 3,000 new combine harvesters a year to replace at least 80 per cent of the inefficient models from the Soviet times. The new machines are being bought from Russia and other neighbouring countries, a good sign for inter-regional trade, and will hopefully result in better yields and higher-quality agricultural produce. This should make Kazakhstan a more competitive grain exporter and a stronger player in the world agricultural market.

Finding financing alternatives for Kazakhstan's agribusiness sector has been the focus of the EBRD's work in the country since 2001. This has materialised in the successful Grain Receipts Programme, as good grain produce is essential for the sustainable growth of the country's economy, and has now led to financing for agricultural machinery.

EBRD commitments 2003-04



€ million
Kazakhstan
Kyrgyz Republic
Tajikistan
Turkmenistan
Uzbekistan
263.6
245.9
2.3
29.6
2.9
6.7
0.6
0.1
25.7
34.0
50
100
150
200
250
300
2003
2004

Note: Financing for regional projects has been allocated to the relevant countries. The totals in this chart may differ, therefore, from the list on pages 85 to 96, where regional projects are listed separately.

Cumulative EBRD commitments, as of end of 2004

	€ million
Kazakhstan	1,027.8
Kyrgyz Republic	144.7
Tajikistan	29.2
Turkmenistan	117.0
Uzbekistan	509.5

Note: Financing for regional projects has been allocated to the relevant countries.

The EBRD made full use of the Central Asia Risk Sharing Special Fund (where donor grants are combined with EBRD finance), which was established in 2002. The fund aims to support increased activity in the region, mainly through funding small business projects and trade facilitation programmes.

The EBRD continued to work with the region's governments on improving the investment climate and increasing regional cooperation in Central Asia. In Kazakhstan the Bank continued to co-chair the Foreign Investors' Council and to discuss ways of attracting increased private capital. In the Kyrgyz Republic the EBRD actively contributed to the quarterly meetings of the Presidential Consultative Council on Investment, the monthly International Business Council meetings and the annual Investment Summit held in Issyk Kul. We also contributed to the third Ministerial Conference on Central Asia Economic Cooperation held in Astana and the Bishkek Regional Workshop on Development Results, held in November 2004.

Looking ahead

Over the coming years, the EBRD intends to provide increased financing to Central Asia in terms of the number of projects financed and the overall level of investment. We will work to increase private capital flows and to strengthen market economies in tandem with democratic reforms. Fewer trade barriers, a more predictable investment climate and further economic diversification beyond oil and gas are crucial to attracting foreign investment to Central Asia. By improving these areas, the region will be in a better position to secure sustainable growth and to build on its economic achievements.

The EBRD is the largest investor in the non-oil private sector in Central Asia.





New streams of finance revive rural communities and small businesses

In 1998 Ved Aleksandr opened a small shop in the Kyrgyz capital, Bishkek, selling groceries. He did well and soon opened two more shops in different parts of town. Eventually he added a small outdoor café to his first shop, serving kebabs. The café was so successful that he wanted to turn it into a restaurant. It was at this point that Ved Aleksandr needed a loan. He applied for a €35,000 EBRD-backed loan through a local Bishkek bank and later for a second loan of €70,000. His restaurant opened in May 2004 employing 18 people.

Loans to small businesses are a huge innovation for the Kyrgyz Republic and not available, until now, from local banks. The loans Ved Aleksandr and so many others have received were made available by the EBRD's micro and small enterprise (MSE) credit programme. Since its launch in the Kyrgyz Republic in 2002, the project has financed 11,500 businesses via Kyrgyz partner banks along with help from the European Community, Switzerland, Taipei China, the United States and the International Finance Corporation. A €22 million extension to the existing €11 million facility is now being prepared, with €15 million of this being provided by the EBRD.

Many of the EBRD-backed loans go to people in rural and economically depressed areas via a total of 40 MSE finance departments established in 11 cities so far. Sydykov Azamat is another living example of the success of this project. In 1992 he ran a bakery, renting both space and equipment. A €700 EBRD-backed loan bought him a substantial supply of flour from a local mill and another €1,100 loan paid for new equipment and repairs to his truck and his car, both vital to the business. Now he and his 11 employees bake 2,254 loaves of bread a day supplying 29 shops.

And this project is not just about providing loans to small businesses. It is also about providing the banks that finance these loans with the staff training and technological know-how they need. In December 2004, 263 loan officers and trainees were working in Kyrgyz MSE finance facilities under the management of specialist advisors. In December alone an amazing 1,599 loans were made to small Kyrgyz businesses to a value of over €1.4 million.

EBRD disbursements 2003-04

€ million

	2003	2004
Kazakhstan	188.3	199.3
Kyrgyz Republic	0.9	3.6
Tajikistan	3.4	9.0
Turkmenistan	8.4	1.7
Uzbekistan	19.2	42.2

40 80 120 160 200 240

2003
2004

Cumulative EBRD disbursements, as of end of 2004

	€ million
Kazakhstan	702.1
Kyrgyz Republic	111.6
Tajikistan	19.8
Turkmenistan	67.0
Uzbekistan	385.6

In 2004 the EBRD adopted new strategies for Kazakhstan, the Kyrgyz Republic and Turkmenistan. In Kazakhstan and the Kyrgyz Republic, we aim to support critical infrastructure projects and private sector development, with a particular focus on the financial sector, small businesses and increasing foreign direct investment. Continuing dialogue with the two governments will help to improve the investment climate.

In the new strategy for Turkmenistan, the EBRD expressed grave concerns about the country's lack of compliance with Article 1 of the Bank's Founding Agreement regarding democratic and economic reforms. Under current circumstances, the Bank will not be able to move beyond a baseline scenario, which confines our activities to financing small and medium-sized enterprises (SMEs) and maintaining a dialogue with the government and local groups on ways of improving the investment climate for private entrepreneurs.

Regarding Uzbekistan, the EBRD's strategy update indicated that the Bank will stay engaged in the country but, due to concerns regarding Article 1, will finance only private sector activities and public sector projects with a cross-border dimension or a clear benefit to the Uzbek people. A new strategy for Uzbekistan is scheduled for 2005.

Evaluating EBRD projects



Over 80 per cent of the EBRD's projects evaluated in 2004 had an "excellent-satisfactory" impact on transition. More than 50 per cent of projects evaluated during 1996-2004 received overall performance ratings of "successful" or "highly successful". Given the difficult investment climate in which the Bank operates, these results provide much encouragement.

Project evaluation

EBRD projects are evaluated to establish how well they meet their objectives and the extent to which they comply with the Bank's mandate. The Bank also draws on the lessons learned to improve the selection and design of future operations. Projects are assessed usually one to two years after full disbursement, once investment has been completed.

Impact on the transition process

The impact of EBRD projects on the transition process is assessed by the Bank's Project Evaluation Department (PED), *which is independent of the EBRD's banking operations.* PED reviews the wider impact of EBRD projects on the sector and on the economy as a whole. The criteria for determining transition impact are the same as those applied during the



Transition impact ratings of EBRD projects 2000-04


Year of evaluation
2000
2001
2002
2003
2004
10 20 30 40 50 60 70 80 90 100
% of evaluated projects

- Excellent
- Good
- Satisfactory
- Marginal
- Unsatisfactory
- Negative
- Subsequently cancelled

Note: PED's transition impact ratings were revised *in 2000 from a five-point scale to a six-point scale.* As a result, data prior to 2000 are not comparable.

Overall performance ratings of evaluated EBRD projects 1996-2004


Year of evaluation
1996
1997
1998
1999
2000
2001
2002
2003
2004
10 20 30 40 50 60 70 80 90 100
% of evaluated projects

- Highly successful
- Successful
- Partly successful
- Unsuccessful

project selection and approval stage. Some of the key indicators include the degree to which the project promotes privatisation, develops skills, encourages competition and supports market expansion. Other key aspects include how the project supports institutional reform, improves the functioning of markets, acts as a model for other projects and sets new standards in business conduct and governance.

During 2000-04 PED assessed 240 operations. Of these, 56 per cent achieved a transition impact rating of "good" or "excellent" and a further 22 per cent were assessed as "satisfactory" (see chart left).

In 2004, 17 per cent of evaluated projects were given a transition impact rating of "marginal-negative", a lower percentage than previous years. While there appears to have been a gradual improvement in transition impact ratings over the past four years, it is still too early to say whether this is a significant trend or merely a series of good results. A possible explanation is that operations evaluated during 2000-01 may have been affected by the Russian financial crisis in 1998, which prevented them from realising their full transition potential. Operations evaluated after this period, however, are unlikely to have faced the same difficulties. The share of projects with an "excellent-satisfactory" transition impact rating in 2004 was 83 per cent.

Overall performance of EBRD projects

When determining the overall success of EBRD operations, PED assigns each project an overall performance rating. This rating gives a high weighting to transition impact but also includes other performance ratings, such as the fulfilment of project objectives, financial performance, environmental performance and additionality (the Bank's ability to complement rather than replace private sources of finance).

In 1996-2004, 56 per cent of evaluated projects achieved a rating of "successful" or "highly successful" (see chart left). As this percentage can fluctuate substantially on an annual basis (for example, up to 71 per cent in 2004, but down to 49 per cent in 2002), this improvement in the average score cannot yet be regarded as a reliable trend.

The "successful" or "highly successful" score for overall performance is much lower than the percentage of projects that received "excellent-satisfactory" ratings for transition impact. This difference is partly due to the impact of lower financial performance ratings, caused by the high-risk investment climate, particularly in the countries at the early or intermediate stages of transition. Furthermore, the limited progress in institutional reforms and the slow implementation of privatisation programmes has exacerbated these risks. During 2004 eight projects scored an overall rating of "highly successful". Based on these findings, PED concludes that the Bank has been relatively successful in operating according to the EBRD's mandate, especially in view of the difficult operating environment.

Learning from past experience

A key evaluation role is to ensure that past experience is applied to new projects. This begins with intensive consultation between the banking teams and PED on the lessons learned from project evaluation. Regular feedback is also offered at every stage of the approval process to ensure operation staff are aware of relevant past experience. Case-based workshops are held and tailored to the specific needs of banking teams. PED also makes presentations to management and maintains a lessons-learned database.

Examples of PED evaluation

Evaluation special studies

Power and energy sector review
To assist with the development of the EBRD's new Energy Policy, PED evaluated the Bank's past performance in the power and energy sector. This sector receives a significant amount of EBRD financing and makes a valuable contribution to the transition process. Regional development, industrial growth and job creation all depend on reliable and inexpensive energy supplies. Within the EBRD's countries of operations, state-owned power and energy systems are well established but tend to be outdated and in need of refurbishment.

The Bank's existing portfolio heavily relies on state sector projects. In many countries the state sector remains the only option for the EBRD to invest in projects. As a result, the Bank has accepted lower returns to implement projects with a positive impact on the transition process and the environment.

To date, the EBRD has mostly focused on early and intermediate countries but the most striking results have been achieved in advanced countries. Looking ahead, it may be necessary to focus more resources on a limited number of countries or a specific region to maximise the impact on transition. High fossil fuel prices should make alternative sources of renewable energy more viable and should encourage the shift towards privatisation.

The study evaluated EBRD projects to gain an overview of the Bank's performance. The Bank's Energy Policy objectives and expected challenges were also reviewed. The EBRD's overall performance was rated "partly successful". It scored "good-satisfactory" for transition impact and "good" for environmental impact, but "satisfactory-marginal" for efficacy (achievement of objectives) and "satisfactory-marginal" for efficiency (sound banking). Of the Bank's projects, 52 per cent (or 48 per cent of volume) were rated "successful" or better. For transition impact, 47 per cent had a "good" or better rating while another 38 per cent rated "satisfactory". In addition, 63 per cent achieved a "good-satisfactory" rating and 10 per cent achieved an "excellent" rating for environmental performance.

To achieve better results, the EBRD must determine the correct policy prior to project implementation. In addition, the Bank needs to work closely with donors to ensure the effective use of technical cooperation funding and with governments in the region to implement critical changes in policy.

Extractive industries review

Extractive industries (EI) provide a major source of foreign direct investment (FDI), are key foreign exchange earners and are critical to meeting national demand for energy. The Bank's projects in this sector provide jobs but carry significant environmental risks. The EBRD has played a vital role in supporting the effective use of domestic natural resources. The Bank has provided financing and reduced political risk to attract co-financing to EI projects. At the same time, the Bank has promoted international environmental standards and industry best practice.

PED's study rated the EBRD's overall performance in this sector as "successful". The Bank scored well on the efficacy and transition impact of its operations but not as well on efficiency and environmental impact. Of the Bank's EI projects, 48 per cent had a "good" or better transition impact rating while another 39 per cent were rated "satisfactory". In addition, 57 per cent of the Bank's projects achieved a "good" rating and 14 per cent an "excellent" rating on environmental performance.

As FDI in the sector increases, the EBRD's role and market share may diminish. To date, the Bank has played a critical role in supporting increased participation by private investors. Going forward, the Bank's activities should be supported by investments in other sectors, such as municipal and environmental infrastructure, small and medium-sized enterprises, and power and energy. Investing across sectors will help foster regional development. The EBRD should also incorporate sustainable development more prominently into its objectives and help local sponsors address the environmental impact associated with these projects.

Gas pipeline project

The EBRD signed two loans in 1999 and 2001 supporting the upgrade of a gas pipeline. The project, undertaken by a joint-venture company consisting of the gas supplier and the pipeline operator, included the construction of a compressor station and two new sections of pipeline. The project was expected to attract additional foreign investment and also strengthen the gas sector. The introduction of transparent pricing for the compression and transportation of gas (transit fees) also provided an innovative solution for the repayment of debt.

Completed in 2003, the project is currently operating in line with initial projections. PED has rated the project's overall performance as "highly successful", with the EBRD's support helping to attract other banks in the difficult market environment.

One of the lessons learned from this project was that the creation of the special-purpose, joint-venture company helped to align the interests of all shareholders involved in compression and transportation services. This approach made it easier to resolve difficulties between the various parties, enabled efficient construction of the pipeline and also facilitated access to international financing. It is hoped this approach will be used for further projects in the gas sector.

Leasing company

In 2000 the EBRD signed a loan of €100 million to a leading leasing firm. The EBRD provided €35 million, while an additional €65 million was syndicated to commercial banks. Due to large-scale bankruptcy in the sector, however, only €20 million was initially contributed.

The EBRD's loan instilled confidence in the firm and the sector during a difficult period of industry consolidation. The Bank's support for the rapid growth of the leasing firm helped attract a major Western bank, which acquired a majority stake in the firm.

The project highlighted that the EBRD has developed methods of financing and an understanding of the leasing market which permits it to make quick and reliable decisions about investments in leasing firms. The shortage of equity in the sector, its rapid growth and the attractiveness of well-run leasing firms to strategic investors offer the EBRD good opportunities to maximise the impact on the transition process.

Combined heat and power project

In 1998 the EBRD extended a syndicated loan for the operation of two combined heat and power (CHP) plants and a district heating network. The EBRD undertook the investment with an experienced partner, which acquired a 50 per cent stake in the project company.

In 2001 the project's financing package was restructured following the unsuccessful syndication of the EBRD loan. In 2002 the Bank's investing partner pulled out of the project and transferred its shareholdings back to the project company. Also in 2002, following completion of the project, ownership of the CHP plants and district heating network was transferred to a local investor. As a result of these changes, the financial situation of the project company steadily deteriorated.

The overall performance of the project was rated "Unsuccessful", primarily due to its transition impact ("marginal") and financial performance ("unsatisfactory"). The project company is now close to bankruptcy and any recovery will depend on its ability to increase tariffs to more appropriate levels. Efforts by the EBRD to persuade the local regulator and higher-level political groups, however, have been unsuccessful in raising tariffs.

PED's evaluation showed that the project was too narrowly focused and should have taken a broader, sector-oriented approach. In addition, not enough consideration was given during the appraisal stage to alternative operating methods, such as gradually replacing equipment, separating power and heat generation, and using alternative fuels.

River terminal project

In 1995 the Bank approved a loan and equity investment aimed at developing a river terminal. The project, sponsored by a group of international and local companies, was structured as a concession agreement and included substantial government support. The Bank's investment was expected to encourage private investment in infrastructure and to contribute to lower transport costs, especially for oil imports.

Due to political changes in the country, however, the government did not fulfil its obligations under the agreement. As a result, the project was terminated in 1999, with construction of the terminal only 60 per cent complete. While the Bank endeavoured to finish the project, it was unable to assure the initial group of sponsors or attract new investors.

The overall performance of the project was rated "unsuccessful" as none of the project objectives were achieved. PED found that innovative, concession-based private sector infrastructure solutions may not always be appropriate in early transition countries. This is particularly true in countries where local governments find it difficult to contribute their part of the concession agreement. Effective laws and efficient conflict resolution mechanisms are also required to support public/private partnerships and to protect the interests of foreign investors.

Evaluating technical cooperation operations

PED has evaluated nearly 400 consultant assignments funded through technical cooperation (TC). These assignments have involved almost €120 million of funding from over 30 donors under the Bank's Technical Cooperation Funds Programme. When combined with the number of TC assignments evaluated during PED's special studies, this figure rises to over 1,100 assignments involving more than €290 million of funding.

Successful project

Glass manufacturing project

To prepare the way for EBRD investment in a glass manufacturing plant, TC operations were launched in 2001 to review the plant's strategy and long-term business plan, to undertake a financial audit in line with international accounting standards and to perform an environmental audit.

All the assignments were carried out satisfactorily, with close cooperation between local and Western consultants and key company staff. The assignments helped to develop skills and also to improve working practices.

The environmental audit identified some issues related to occupational health and safety, in particular the exposure of factory workers to noise and chemical substances, and the limited use of protective equipment. The EBRD extended two loans to the glass manufacturing plant in 2001 and 2003.

PED's evaluation concluded that awareness of, and compliance with, occupational health and safety issues needs to be strengthened. In addition, the Bank's awareness of links between environmental issues and financing structures also needs strengthening. The EBRD should be aware that certain types of investment – for example, convertible loans – can bring with them environmental (including occupational health and safety) liabilities.

Project with a less successful outcome

Commercialisation of a port in south-eastern Europe

During the 1990s the government of a country in south-eastern Europe began commercialising one of its ports. A TC operation, aimed at attracting private investors, was approved in 1998 to support these efforts. By 2001, the assignment had not led to any new investments although the EBRD has subsequently invested in the port.

PED rated the TC operation as "partly successful" as the port has not yet reached full financial autonomy. Although a concession agreement was signed between the maritime ports administration (MPA) and the government, not all the sub-concessions from the MPA were granted through tenders. With the sub-concessionaires in the north still controlling part of the port infrastructure, the MPA's involvement is restricted. Therefore, while progress towards profitability has been achieved, this will remain limited as long as the current ownership structure stays in place.

When sector reform becomes part of TC operations, the client's capacity and commitment to reform should be carefully considered when developing the assignment. The government's reform efforts to introduce competition should also be monitored and discussions pursued to achieve the best outcome for all parties.

Procurement

The EBRD offers a range of procurement opportunities for suppliers, contractors and consultants. In 2004 the Bank awarded over 150 public sector contracts, valued at €681 million.

Procurement policies for public and private sector projects

The EBRD applies principles of non-discrimination, fairness and transparency when financing contracts for works, goods and services. These principles, enshrined within the Bank's Procurement Policies and Rules, are designed to promote efficiency and to minimise credit risk in the implementation of Bank-financed projects. The EBRD expects all participants in the procurement process to observe the highest standards of ethics and conduct during the tendering and implementation of a contract.

The EBRD treats procurement in public and private sector projects differently. A private sector client can apply its own procurement practices, provided the EBRD is satisfied that these practices are commercially sound and that fair market prices are obtained. The client must also ensure conflicts of interest are avoided and that the best interests of the company are preserved. More precise rules apply to procurement in public sector operations. The EBRD asks clients to use structured, transparent procedures that maximise competition and fair treatment for all participants. The Bank reviews and monitors procurement closely at key stages of the process.

Procurement activities in 2004

During 2004 the EBRD worked actively with other multilateral development banks to harmonise public sector procurement documentation. The Bank also worked with procurement agencies in the new EU member states to ensure our policies and rules are respected while not jeopardising each country's future access to structural and cohesion funds. In addition, the EBRD collaborated with the World Bank in conducting a procurement assessment review in Croatia.

The EBRD continued to provide professional services throughout 2004. This included procurement seminars and workshops for our clients and their

agencies in our countries of operations. A new training module for Bank staff was also developed to highlight the importance of procurement and how it can assist in the successful and speedy delivery of projects.

In 2004 the EBRD was involved in financing 157 public sector contracts, valued at €681 million. Within these contracts, the EBRD financed a total of €559 million. In 2003 the Bank financed 181 contracts valued at €721 million. The total value of contracts signed using open tendering procedures in 2004 was €631 million, or 93 per cent of all contracts signed by value. Contracts in the transport sector accounted for 55 per cent of all public sector contracts awarded in 2004.

Procurement opportunities

To improve the effectiveness of EBRD-financed procurement, the Bank makes available a range of documents, and regularly publishes information about upcoming contracts on the Procurement Opportunities section of the EBRD web site: www.ebrd.com/oppor/procure. These can be accessed at no cost to the business community.

Projects signed in 2004

At 31 December 2004

Guide

Loans are calculated at exchange rates current at 31 December 2004. Shares are converted to euros at exchange rates current at the date of disbursement.

Country totals in this list of projects may differ from those shown in Chapters 2 to 6 as regional projects are listed separately at the end.

After each project description, the following information is listed:
Sector Type of financing Environmental screening category

Environmental screening categories

The project requires:

A – a full environmental screening impact assessment

B – an environmental analysis

C – no environmental impact assessment or environmental analysis

0 – no environmental audit

1 – an environmental audit

FI – Financial Intermediary.

This list of projects does not include:

- trade facilitation guarantees issued and expired in 2004;
- multiple investments to pre-export finance facilities under the Trade Facilitation Programme;
- selldowns of EBRD commitments;
- investments under private equity funds, which are sponsored by private institutions and fund managers.

Donor-sponsored funds, such as Regional Venture Funds (RVFs), post-privatisation funds (PPFs) and reconstruction equity funds (REFs), provide a combination of equity capital and grant-financed support. Investments under these funds are included in the signed projects list, provided they are managed accounts of the EBRD.

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)

Albania

Fushe Kruje cement factory Installation of new cement production line. Manufacturing ○ Private ○ A/1	97.5	22.0	0	**22.0**
Vlore thermal power plant Construction of oil-fuelled thermal power station. Power and energy ○ State ○ A/0	98.3	40.0	0	**40.0**

Armenia

Armeconombank Equity investment to expand lending facilities. Bank equity ○ Private ○ FI	0.9	0	0.9	**0.9**
Armenian copper programme Improvement of production capacity at copper smelter. Manufacturing ○ Private ○ C/1	3.2	1.1	0	**1.1**
Direct Investment Facility *SHEN concern* Expansion of producer of construction materials. Manufacturing ○ Private ○ FI	1.3	0	1.3	**1.3**
SME credit line Credit line to Anelik Bank for on-lending to small and medium-sized businesses. *Bank lending ○ Private ○ FI*	1.1	1.1	0	**1.1**
Regional Trade Facilitation Programme Support for foreign trade through ACBA, Anelik Bank and Armeconombank. Bank lending ○ Private ○ FI	1.1	1.1	0	**1.1**

Azerbaijan

ACG Phase 1 Development of oil and gas facilities in the Caspian Sea by Amerada Hess, Amoco Caspian Sea Finance Limited, Statoil Apsheron and Unocal Khazar. Natural resources ○ Private ○ A/1	89.1	22.2	0	**22.2**
Azerbaijan Multi-bank Framework Credit lines to Azerdemiryolbank, Azerigazbank, Bank of Baku and Respublika Bank for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	4.4	4.4	0	**4.4**
Milk-Pro Construction of new dairy processing plant in Baku and modernisation of plant in Goychay. Agribusiness ○ Private ○ B/1	4.1	4.1	0	**4.1**
Silk Road Reconstruction of 85 km section of Hajigabul-Kyurdamir road. Transport ○ State ○ B/0	34.9	30.0	0	**30.0**
SOCAR – Shah Deniz gas condensate field Development of Shah Deniz gas condensate field. Natural resources ○ State ○ A/1	406.7	80.6	0	**80.6**
***Regional Trade Facilitation* Programme** Support for foreign trade through Azerdemiryolbank, *Azerigazbank, Bank of Baku and UniBank.* Bank lending ○ Private ○ FI	0.9	0.9	0	**0.9**

Belarus

Belarus MSE Framework Credit line to Belgazprombank for on-lending to micro and small businesses. Small business finance ○ Private ○ FI	4.4	4.4	0	**4.4**
Belarus SME Framework Credit line to Priorbank for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	7.3	7.3	0	**7.3**
***Regional Trade Facilitation* Programme** Support for foreign trade through Priorbank. Bank lending ○ Private ○ FI	11.8	11.8	0	**11.8**

Bosnia and Herzegovina

Direct Investment Facility *Primus* Purchase of machinery to boost production of wood, laminate and aluminium products. *Manufacturing ○ Private ○ C/0*	1.0	0	1.0	**1.0**
Regional road development programme Construction of Sarajevo by-pass and road connecting to Pan-European Corridor X. Transport ○ State ○ A/0	236.0	70.0	0	**70.0**
UniCredit Zagreback Banka Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	7.5	7.5	0	**7.5**
UPI Banka Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	5.0	5.0	0	**5.0**
US/EBRD SME Finance Facility Credit line to ProCredit Bank Bosnia for on-lending to micro, small and medium-sized businesses. Small business finance ○ Private ○ FI	6.0	5.9	0	**5.9**
***Regional Trade Facilitation* Programme** Support for foreign trade through Raiffeisen Bank and *UPI Banka.* Bank lending ○ Private ○ FI	2.3	2.3	0	**2.3**

Bulgaria

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Boliari Expansion of supermarket operations in Varna and Bourgas. Agribusiness ○ Private ○ B/0	14.5	10.5	0	**10.5**
Bulgarian Telecom Co-investment Facility Facility supporting Advent International's purchase of a 65 per cent stake in Bulgarian Telecom. Telecommunications ○ Private ○ C/1	281.0	76.5	0	**76.5**
Bulgaria Post Bank – mortgage line Credit line providing long-term mortgage loans. Bank lending ○ Private ○ FI	10.0	10.0	0	**10.0**
Energy efficiency and renewable energy facility Credit lines to Biochim, BPB, Bulbank, DSK Bank, UBB and Unionbank for on-lending to industrial energy efficiency and small renewable energy projects. Bank lending ○ Private ○ FI	31.5	31.5	0	**31.5**
EU/EBRD Rural Finance Facility Credit line to UBB for on-lending to small and medium-sized agribusinesses. Bank lending ○ Private ○ FI	10.0	10.0	0	**10.0**
EU/EBRD SME Finance Facility Credit lines to BACB, DSK Bank and Hebros Bank for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	31.0	31.0	0	**31.0**
EU/EBRD SME Finance Facility Credit line extended to Hebros Leasing for on-lending to small and medium-sized businesses. Non-bank financial institutions ○ Private ○ FI	5.0	5.0	0	**5.0**
Maritza East II environmental loan Installation of "scrubbers" in thermal power plant to reduce sulphur dioxide emissions. Power and energy ○ State ○ B/1	80.3	22.0	0	**22.0**
Paper Factory Stambolijski Reduction of sulphur dioxide emissions. Manufacturing ○ Private ○ C/0	6.7	2.0	0	**2.0**
US/EBRD SME Finance Facility Equity investment in ProCredit Bank Bulgaria. Small business finance ○ Private ○ FI	13.1	0	11.0	**11.0**
Regional Trade Facilitation Programme Support for foreign trade through Unionbank. Bank lending ○ Private ○ FI	0.1	0.1	0	**0.1**

Croatia

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Dubrovnik urban transport development project Acquisition of 40 buses. Municipal infrastructure ○ Private ○ B/1	7.5	7.5	0	**7.5**
Erste Pension Fund Investment in pension fund managing mandatory contributions. Non-bank financial institutions ○ Private ○ FI	1.3	0	<0.1	**<0.1**
Getro Expansion of supermarket retailer. Agribusiness ○ Private ○ B/1	66.2	20.0	0	**20.0**
Mortgage Finance Facility *Zagrebacka Banka* Credit line providing long-term mortgage loans. Bank lending ○ Private ○ FI	50.0	50.0	0	**50.0**

Czech Republic

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
EU/EBRD SME Finance Facility Credit line to Komercni Banka for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	20.0	20.0	0	**20.0**
Grandi Stazioni Ceska Republika Refurbishment and management of three railway stations. Transport ○ Private ○ C/1	31.3	0	3.8	**3.8**
Oskar Mobil Financing of mobile operator's GSM expenditure and upgrade of network technology. Telecommunications ○ Private ○ C/0	325.0	25.0	0	**25.0**

Estonia

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Estonian Cell Construction and operation of pulp mill. Manufacturing ○ Private ○ A/0	153.0	0	19.0	**19.0**

FYR Macedonia

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Elektrostopanstvo na Makedonija Purchase of shares in power utility to support its restructuring and privatisation. Power and energy ○ Private ○ C/1	45.0	0	45.0	**45.0**
SME credit line Credit line to Export and Credit Bank for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	5.0	5.0	0	**5.0**
Tutunska Banka Provision of short and medium-term loans to private sector corporate customers. Bank lending ○ Private ○ FI	20.0	7.0	0	**7.0**
US/EBRD SME Finance Facility Equity investment in ProCredit Bank Macedonia. Small business finance ○ Private ○ FI	4.4	0	1.0	**1.0**
Zito Luks Expansion of baked goods producer. Agribusiness ○ Private ○ C/0	8.0	8.0	0	**8.0**
Regional Trade Facilitation Programme Support for foreign trade through Komercijalna Banka, Stopanska Banka and Tutunska Banka. Bank lending ○ Private ○ FI	4.6	4.6	0	**4.6**

Georgia

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Direct Investment Facility *Iberia Refreshments* Set-up of Pepsi franchise, including repair of production facilities. Agribusiness ○ Private ○ FI	2.9	0.9	0	**0.9**
Direct Investment Facility *Teliani Valley* Equity investment in wine producer. Agribusiness ○ Private ○ A/0	1.0	0	1.0	**1.0**
ProCredit Bank Georgia Credit line for on-lending to micro, small and medium-sized businesses. Small business finance ○ Private ○ FI	1.6	0.3	0	**0.3**
SME credit line Credit line extended to TBC Bank for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	2.2	2.2	0	**2.2**
Regional Trade Facilitation Programme Support for foreign trade through Bank of Georgia, TBC Bank and United Georgian Bank. Bank lending ○ Private ○ FI	12.4	8.9	0	**8.9**

Hungary

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
EU/EBRD SME Finance Facility Credit lines to CIB Leasing, FranFinance and HVB Leasing for on-lending to small and medium-sized businesses. Non-bank financial institutions ○ Private ○ FI	30.0	30.0	0	**30.0**
M5 motorway – Phase II Completion of remaining 47 km of M5 motorway. Transport ○ Private ○ A/0	750.0	130.0	0	**130.0**
M5 motorway – refinancing Refinancing of existing M5 motorway loan. Transport ○ Private ○ C/0	221.3	51.3	0	**51.3**
Prometheus IV Additional investment in energy service company. Energy efficiency ○ Private ○ C/0	15.0	0	3.0	**3.0**
UNIQA Biztosito RT Equity investment in insurer. Non-bank financial institutions ○ Private ○ FI	11.0	0	11.0	**11.0**

Kazakhstan

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Agricultural Commodity Financing Programme Commodity financing for small and medium-sized agribusinesses, provided through ATF Bank, Bank Caspian, Bank Centre Credit and Bank TuranAlem. Bank lending ○ Private ○ FI	65.2	22.7	0	**22.7**
Agricultural equipment financing Financing for farmers, agribusiness companies and traders to purchase or lease equipment, provided through ATF Bank and Bank Centre Credit. Agribusiness ○ Private ○ FI	15.4	11.7	0	**11.7**
Kazakhstan Warehouse Receipts Programme Short-term lending against warehouse receipts for agribusiness companies, provided through Bank TuranAlem and Kazkommertsbank. Bank lending ○ Private ○ FI	75.8	29.3	0	**29.3**
Kazakhstan Small Business Programme Credit lines to ATF Bank and Bank Centre Credit for on-lending to small and medium-sized businesses. Small business finance ○ Private ○ FI	14.6	14.6	0	**14.6**
KEGOC: North-south power transmission Construction of 270 km YukGres-Shu section of electricity transmission line. Power and energy ○ State ○ B/0	59.3	25.6	0	**25.6**
Kenkiyak-Atyrau oil pipeline Refinancing construction of 448 km oil pipeline connecting oilfields to main export routes. Natural resources ○ Private ○ C/1	167.5	59.8	0	**59.8**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Post Privatisation Fund *Eagle Kazakhstan Fund* Equity and equity-related investment in medium-sized enterprises. Equity funds ○ Private ○ FI	1.2	0	0.2	**0.2**
Soufflet Multi-Project Facility *Altyn Bidai* Investment in barley producer. Agribusiness ○ Private ○ B/1	8.9	4.5	0	**4.5**
Ulker Kazakhstan Expansion of biscuit manufacturer. Agribusiness ○ Private ○ B/1	6.2	3.1	0	**3.1**
Regional Trade Facilitation Programme Support for foreign trade through ATF Bank, Bank Caspian, Bank Centre Credit, Bank TuranAlem and Kazkommertsbank. Bank lending ○ Private ○ FI	61.1	61.1	0	**61.1**

Kyrgyz Republic

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Centerra Gold (formerly Kumtor Gold Company) Equity investment in gold producer. Natural resources ○ Private ○ B/1	20.3	0	20.3	**20.3**
Interglass Introduction of production lines for silver mirror glass and tempered glass. Manufacturing ○ Private ○ B/1	13.8	5.5	0	**5.5**
Kyrgyz MSE Financing Facility Credit lines to AKB Kyrgyzstan and Inexim Bank for on-lending to micro, small and medium-sized businesses. Small business finance ○ Private ○ FI	5.5	2.0	0	**2.0**
Regional Trade Facilitation Programme Support for foreign trade through Demir Kyrgyz International Bank, Inexim Bank, JS Commercial Bank Kyrgyzstan and Kyrgyz Investment and Commercial Bank. Bank lending ○ Private ○ FI	1.8	1.8	0	**1.8**

Latvia

Two investments under regional agreements were signed in Latvia in 2004, totalling €3.2 million. These were Europolis II and the Polish Enterprise Fund V. For details, please see the regional projects on page 96.

Lithuania

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Kaunas public transport project Purchase of 50 new buses and advice on restructuring the sector. Municipal infrastructure ○ State ○ B/0	10.0	10.0	0	**10.0**
Nord/LB Lietuva Expansion of banking operations, particularly corporate lending and mortgages. Bank lending ○ Private ○ FI	4.5	3.3	0	**3.3**
Post Privatisation Fund *Baltic* Equity and equity-related investment in medium-sized enterprises. Equity funds ○ Private ○ A/0	1.1	0	0.9	**0.9**
VP market Expansion of logistics and food retail network. Agribusiness ○ Private ○ C/1	35.0	35.0	0	**35.0**

Moldova

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Moldindconbank credit line Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	3.7	3.7	0	**3.7**
SME credit line Credit line to Mobias Bank for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	1.5	1.5	0	**1.5**
Victoriabank Co-financing Facility Credit line for on-lending to medium-sized enterprises, including Trans Oil Moldova. Bank lending ○ Private ○ FI	2.2	2.2	0	**2.2**
Regional Trade Facilitation Programme Support for foreign trade through MICB, Mobias Bank and Victoriabank. Bank lending ○ Private ○ FI	5.6	4.4	0	**4.4**

Poland

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Arka BZ WBK Property Market Fund Investment in commercial and residential property developments. Property and tourism ○ Private ○ FI	11.1	0	11.1	**11.1**
Bank Gospodarki Zywnosciowej Equity investment in bank focusing on rural finance. Bank equity ○ Private ○ FI	146.0	65.2	0	**65.2**
Bank Inicjatyw Spoleczno-Ekonomicznych Financing for municipalities and small and medium-sized enterprises. Bank equity ○ Private ○ FI	9.8	9.8	0	**9.8**
Celsa – Huta Ostrowiec Restructuring of steel mill. *Manufacturing ○ Private ○ B/1*	52.3	20.0	0	**20.0**
Dalkia Multi-Project Facility II *Lodz Cogeneration Privatisation* Acquisition of ZEC Lodz, a district heating and cogeneration utility in Lodz. Energy efficiency ○ Private ○ C/1	220.2	0	39.1	**39.1**
Dalkia Multi-Project Facility II *Poznan Cogeneration Privatisation* Privatisation of Zespol Elektrocieplowni Poznan (ZEC), the combined heat and power plant in Poznan. Energy efficiency ○ Private ○ C/1	61.1	0	15.0	**15.0**
EU/EBRD Municipal Finance Facility Credit line to ING Bank Slaski for on-lending to small and medium-sized municipalities and their utility companies. Municipal infrastructure ○ Private ○ FI	40.6	10.0	0	**10.0**
Gdansk urban transport project Purchase of up to 35 new buses and extension of tram tracks. Municipal infrastructure ○ State ○ B/1	7.4	6.6	0	**6.6**
PKP Energetyka network management project Establishment of two control and metering centres and procurement of railway maintenance vehicles. Transport ○ State ○ B/0	18.2	15.0	0	**15.0**
Private Equity Fund Co-financing Facility Equity investment in small and medium-sized manufacturers. Manufacturing ○ Private ○ C/1	83.9	0	11.0	**11.0**
UNIQA TU Equity investment in insurer. Non-bank financial institutions ○ Private ○ FI	9.9	0	9.9	**9.9**

Romania

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Banca Post – mortgage loan Credit line providing long-term mortgage loans. Bank lending ○ Private ○ FI	20.0	20.0	0	**20.0**
Banca Tiriac Equity investment in bank. Bank equity ○ Private ○ FI	6.1	0	<0.1	**<0.1**
Banca Transilvania Subscription of newly issued shares in Banca Transilvania. Bank equity ○ Private ○ FI	1.3	0	1.3	**1.3**
Banca Transilvania Expansion of lending operations to small and medium-sized corporate and retail businesses. Bank lending ○ Private ○ FI	22.5	7.5	0	**7.5**
Constanta Port *Construction of new barge terminal.* Transport ○ State ○ B/0	23.9	16.0	0	**16.0**
Cora Expansion of hypermarket operations. Agribusiness ○ Private ○ B/0	50.0	40.0	0	**40.0**
EBRD/EIF SME Guarantee Facility Credit line to Raiffeisen Bank for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	11.0	10.0	0	**10.0**
EU/EBRD Municipal Finance Facility Credit line to BCR for on-lending to small and medium-sized municipalities and their utility companies. *Municipal infrastructure ○ Private ○ FI*	22.0	20.0	0	**20.0**
EU/EBRD SME Finance Facility Credit line to Volksbank for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	10.0	10.0	0	**10.0**
EU/EBRD SME Finance Facility Credit lines to Alpha Leasing and BCR Leasing for on-lending to small and medium-sized businesses. Non-bank financial institutions ○ Private ○ FI	15.0	15.0	0	**15.0**
HVB Bank Romania *Credit line providing long-term mortgage loans.* Bank lending ○ Private ○ FI	10.0	10.0	0	**10.0**
Italian-Romanian Industrial Development Enterprise Development, construction and management of warehouse projects. Property and tourism ○ Private ○ B/0	19.9	12.3	0	**12.3**
Kronospan Acquisition of medium density fibreboard (MDF) and resin plant and particleboard plant in Sebes. Manufacturing ○ Private ○ B/1	250.0	70.0	0	**70.0**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Michelin Romania Modernisation of tyre manufacturer. Manufacturing ○ Private ○ B/1	13.9	4.0	0	**4.0**
Municipal and Environmental Loan Facility Upgrade of waste-water treatment plants in Bacau, Oradea and Sibiu. Municipal infrastructure ○ State ○ B/0	112.8	18.0	0	**18.0**
Post Privatisation Fund Investment in medium-sized private and privatised enterprises, supported by EU Phare technical cooperation funding. Equity funds ○ Private ○ FI	6.2	0	1.9	**1.9**
SNP Petrom Equity investment in oil and gas company. Natural resources ○ Private ○ C/1	615.6	0	55.1	**55.1**
Soufflet Malt Romania Improvement to barley production and collection techniques. Agribusiness ○ Private ○ B/1	7.0	3.5	0	**3.5**
Towers Construction, letting and management of retail and office space. Property and tourism ○ Private ○ B/1	33.9	11.9	0	**11.9**
Transelectrica Construction of overhead transmission line between Romania and Hungary. Power and energy ○ State ○ A/0	33.3	18.2	0	**18.2**
Ulker Romania Expansion of biscuit manufacturer. Agribusiness ○ Private ○ B/1	16.0	6.5	0	**6.5**
Wienerberger Expansion of brick producer. Manufacturing ○ Private ○ B/1	8.6	5.6	0	**5.6**
Regional Trade Facilitation Programme Support for foreign trade through Banca Transilvania. Bank lending ○ Private ○ FI	3.7	3.7	0	**3.7**

Russia

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Absolutbank SME credit line Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	7.3	7.3	0	**7.3**
Actex Purchase, transport, storage, sale and export/import of agricultural commodities. Agribusiness ○ Private ○ C/0	9.9	8.8	0	**8.8**
Agricultural Commodity Programme Commodity financing for small and medium-sized agribusinesses, provided through Vneshtorgbank. Agribusiness ○ Private ○ FI	26.7	7.3	0	**7.3**
Ark Shipping Ltd Acquisition and upgrade of tug boats and barges. Transport ○ Private ○ B/1	13.6	8.8	0	**8.8**
Banque Société Générale Vostok Expansion of retail lending, leasing and mortgage finance. Bank lending ○ Private ○ FI	82.5	33.0	0	**33.0**
BTS Acquisition of railway tank wagons and freight locomotives. Transport ○ Private ○ C/1	41.8	22.0	0	**22.0**
Center-Invest Bank Equity investment and credit line for on-lending to small and medium-sized enterprises. Bank equity ○ Private ○ FI	9.6	0	9.6	**9.6**
Chelyabinsk tube rolling plant Acquisition of stake in pipe plant. Manufacturing ○ Private ○ C/1	190.5	69.6	0	**69.6**
Cherkizovsky Restructuring of processed meats producer. Agribusiness ○ Private ○ C/1	45.4	26.7	0	**26.7**
Danone Industria III Expansion of milk collection area and introduction of new products. Agribusiness ○ Private ○ B/1	101.9	0	17.5	**17.5**
Direct Investment Facility *Firestop* Equity investment in flame retardant manufacturer. Manufacturing ○ Private ○ FI	0.9	0	0.6	**0.6**
Direct Investment Facility Salco Equity investment in leasing company. Manufacturing ○ Private ○ FI	0.7	0	0.7	**0.7**
Europlan (formerly DeltaLeasing) Leasing services for small and medium-sized enterprises in the Far East and Siberia. Non-bank financial institutions ○ Private ○ FI	5.5	5.5	0	**5.5**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
International Moscow Bank Framework Facility Development of medium-term lending activities for corporate customers, small and medium-sized enterprises and the retail sector. Bank lending ○ Private ○ FI	161.2	36.7	0	**36.7**
Karelsky Okatysh Replacement of equipment at iron pellet mine and restructuring of company's assets. Natural resources ○ Private ○ B/1	44.0	33.0	0	**33.0**
Komi municipal water services Upgrade of water and waste-water infrastructure in Syktyvkar. Municipal infrastructure ○ State ○ B/0	10.1	9.2	0	**9.2**
KubanAgroProd Purchase of soya beans for soya meal and oil products. Agribusiness ○ Private ○ FI	11.0	7.3	0	**7.3**
Lenta Development of four food retail stores in St Petersburg. Agribusiness ○ Private ○ B/0	22.0	22.0	0	**22.0**
Metafrax Construction of two plants and improvements to energy efficiency. Manufacturing ○ Private ○ B/1	13.2	13.2	0	**13.2**
Middle Timan bauxite mining and processing project Expansion of bauxite mine and development of refinery and aluminium smelter. Natural resources ○ Private ○ A/1	149.5	33.0	0	**33.0**
Mobile TeleSystems Development of local network and acquisition of regional operators. Telecommunications ○ Private ○ C/1	109.9	109.9	0	**109.9**
Narzan Expansion of mineral water producer's bottling capacity and development of new products. Agribusiness ○ Private ○ C/1	9.0	9.0	0	**9.0**
News Outdoor Russia Expansion of advertising operations and development of product range. Media ○ Private ○ C/1	57.9	23.4	0	**23.4**
Nokian Tyres Construction of tyre plant. Manufacturing ○ Private ○ B/0	97.4	25.0	0	**25.0**
NPO Petrovax Pharm Construction of facility manufacturing flu vaccine. Manufacturing ○ Private ○ B/0	15.0	15.0	0	**15.0**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Pokrov Glass Restructuring and expansion of glass bottling plant. Agribusiness ○ Private ○ B/1	17.6	10.6	0	**10.6**
Power Machines Modernisation and energy efficiency improvements at three power equipment plants. Manufacturing ○ Private ○ B/1	22.5	19.4	0	**19.4**
Probusinessbank Commodity financing for small and medium-sized agribusinesses. Agribusiness ○ Private ○ FI	4.4	4.4	0	**4.4**
Quadriga Capital Russia Fund Equity fund supporting medium-sized companies. Equity funds ○ Private ○ FI	4.9	0	4.8	**4.8**
Regional Venture Funds Equity investments in medium-sized enterprises in the lower Volga, north-west Russia and west Siberia. Equity funds ○ Private ○ FI	7.6	0	6.9	**6.9**
Renaissance Life Insurance Limited Equity investment in life insurance company. Non-bank financial institutions ○ Private ○ FI	4.0	0	2.1	**2.1**
Rising Star Media Establishment of five multiplex cinemas in Moscow and St Petersburg. Media ○ Private ○ C/0	37.8	12.8	0	**12.8**
Rosbank SME credit line Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	14.7	14.7	0	**14.7**
Russia Small Business Fund Credit line to Chelindbank, NBD, Sibacadembank and Uraltransbank for on-lending to small and medium-sized businesses. Small business finance ○ Private ○ FI	16.6	16.6	0	**16.6**
Russia Small Business Fund Equity investment in KMB Bank. Small business finance ○ Private ○ FI	4.5	0	1.7	**1.7**
Russia Partners 2 Equity fund investing in companies operating in Russia and the CIS. Equity funds ○ Private ○ FI	36.8	0	36.8	**36.8**
Russian Standard Bank Syndicated loan for expansion of bank. Non-bank financial institutions ○ Private ○ FI	65.9	22.0	0	**22.0**
RZB Leasing Russia Syndicated loan providing lease financing to privately owned companies. Non-bank financial institutions ○ Private ○ FI	109.0	36.6	0	**36.6**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Sibacadembank Equity investment in bank. Bank equity ○ Private ○ FI	7.7	0	7.7	**7.7**
Soufflet Multi-Project Facility *Zerno* Investment in barley producer. Agribusiness ○ Private ○ B/1	12.3	6.2	0	**6.2**
Sumitomo Leasing Lease financing for Russian companies modernising their construction and mining machinery. Manufacturing ○ Private ○ FI	0.4	0.4	0	**0.4**
System Operator SCADA Implementation of control and energy management system. Power and energy ○ State ○ C/1	120.0	60.0	0	**60.0**
Togliatti Azot Modernisation of four ammonia production units. Manufacturing ○ Private ○ B/1	117.2	73.3	0	**73.3**
Togliatti Urban Transport Project Purchase of buses and upgrade of maintenance facilities. Municipal infrastructure ○ Private ○ B/1	9.8	9.8	0	**9.8**
Uralkaly Modernisation of potassium salt producer and construction of power plant. Manufacturing ○ Private ○ C/1	47.6	47.6	0	**47.6**
Uralsib SME credit line Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	22.0	22.0	0	**22.0**
Uraltransbank Equity investment in bank focusing on financing for small and medium-sized enterprises. Bank equity ○ Private ○ FI	6.0	0	<0.1	**<0.1**
Uraltransbank SME credit line Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	2.2	2.2	0	**2.2**
Wirtgen *Centrodorstroy* Leasing facility for Russian companies modernising their road-building machinery. Manufacturing ○ Private ○ FI	1.1	1.1	0	**1.1**
Yugbank SME credit line Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	7.3	7.3	0	**7.3**
Regional Trade Facilitation Programme Support for foreign trade through Absolut Bank, Bank UralSib, Center-Invest Bank, Chelindbank, NBD, Probusinessbank, Promsvyazbank, Sberbank, Sibacadembank, TransCapitalBank, Uraltransbank, Vneshtorgbank and Yugbank. Bank lending ○ Private ○ FI	160.1	160.1	0	**160.1**

Serbia and Montenegro

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Ball Packaging Belgrade Construction of aluminium can production facility. Manufacturing ○ Private ○ B/0	55.5	20.0	0	**20.0**
Banque Société Générale Yugoslav – mortgage loan Credit line providing long-term mortgage loans. Bank lending ○ Private ○ FI	10.0	10.0	0	**10.0**
Euromarket Banka Credit line for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	2.0	2.0	0	**2.0**
Fresh&Co Expansion of fruit juice producer. Agribusiness ○ Private ○ B/1	23.0	0	2.5	**2.5**
Frikom Modernisation of production facilities and expansion of ice cream and frozen food producer. Agribusiness ○ Private ○ C/1	47.6	10.1	0	**10.1**
Hemofarm Construction of pharmaceutical packaging and production facility. Manufacturing ○ Private ○ B/0	24.9	17.0	0	**17.0**
HVB Bank Yugoslavia – mortgage loan Credit line providing long-term mortgage loans. Bank lending ○ Private ○ FI	10.0	10.0	0	**10.0**
ProCredit Bank Serbia Equity investment in bank. Small business finance ○ Private ○ FI	6.3	0	1.0	**1.0**
Raiffeisen Bank Strengthening of bank's capital base. Bank lending ○ Private ○ FI	4.2	2.5	0	**2.5**
Raiffeisen Bank – mortgage loan Credit line providing long-term mortgage loans. Bank lending ○ Private ○ FI	10.0	10.0	0	**10.0**
SBB Expansion of cable network and introduction of new services, including broadband. Telecommunications ○ Private ○ C/1	17.3	11.2	0	**11.2**
SFIR Commodity lending to sugar processors to allow for purchase of raw materials. Agribusiness ○ Private ○ FI	16.0	<1.0	0	**<1.0**
Subotica municipal infrastructure reconstruction programme Modernisation of waste-water treatment plant. Municipal infrastructure ○ State ○ B/0	14.0	9.0	0	**9.0**

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
US/EBRD SME Finance Facility Credit line to Alter Modus for on-lending to micro, small and medium-sized businesses. Small business finance ○ Private ○ FI	1.0	0.9	0	**0.9**
Volksbank Serbia Acquisition of Trust Banka. Bank equity ○ Private ○ FI	6.7	0	0.5	**0.5**
Western Balkans SME Finance Facility Credit line to Cacanska Banka for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	5.0	5.0	0	**5.0**
Regional Trade Facilitation Programme Support for foreign trade through Eksimbanka, Euromarket Banka and Raiffeisen Bank. Bank lending ○ Private ○ FI	4.3	3.7	0	**3.7**

Slovak Republic

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
EU/EBRD Municipal Finance Facility Credit line to Dexia Slovensko for on-lending to small and medium-sized municipalities and their utility companies. Municipal infrastructure ○ Private ○ FI	32.5	8.0	0	**8.0**
EU/EBRD SME Finance Facility Credit lines to Ludova Banka, OTP Banka Slovakia and Unibanka for on-lending to small and medium-sized businesses. Bank lending ○ Private ○ FI	25.0	25.0	0	**25.0**
EU/EBRD SME Finance Facility Credit lines to CAC Leasing and VB Leasing for on-lending to small and medium-sized businesses. Non-bank financial institutions ○ Private ○ FI	20.0	20.0	0	**20.0**
Post Privatisation Fund Equity fund supporting financial and operational restructuring of medium-sized enterprises. Equity funds ○ Private ○ FI	2.2	0	0.5	**0.5**
Slovenske Elektrarne restructuring loan Refinancing of electricity generator's existing debt. Power and energy ○ Private ○ C/1	350.0	30.0	0	**30.0**

Slovenia

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
EU/EBRD SME Finance Facility Credit line to SKB Leasing for on-lending to small and medium-sized businesses. Non-bank financial institutions ○ Private ○ FI	10.0	10.0	0	**10.0**
Global Environmental Facility Credit lines to Bank Austria Creditanstalt Slovenia, NLB, Probanka and Volksbank for on-lending to projects reducing water pollution in the Danube river. Bank lending ○ Private ○ FI	26.3	26.0	0	**26.0**

Tajikistan

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Khujand water supply improvement project Improvement of water wells, upgrade of distribution network and installation of new equipment. Municipal infrastructure ○ State ○ B/1	3.8	0.9	0	**0.9**
Micro and Small Enterprise Finance Facility Credit line to Eskata Bank, Tajprombank and Tojiksodirotbank for on-lending to micro, small and medium-sized businesses. Small business finance ○ Private ○ FI	4.5	3.7	0	**3.7**
Regional Trade Facilitation Programme Support for foreign trade through Tajprombank and Tojiksodirotbank. Bank lending ○ Private ○ FI	2.2	2.2	0	**2.2**

Turkmenistan

Project	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Regional Trade Facilitation Programme Support for foreign trade through Senagat Bank. Bank lending ○ Private ○ FI	0.1	0.1	0	**0.1**

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)

Ukraine

	Project value	EBRD loan	EBRD equity	Total EBRD financing
Aval Bank – mortgage loan Credit line providing long-term mortgage loans. Bank lending ○ Private ○ FI	7.3	7.3	0	**7.3**
Chumak Purchase of equipment for expansion of edible oil business. Agribusiness ○ Private ○ B/1	14.6	11.0	0	**11.0**
Energy Alliance Establishment of new private sector energy service company. Energy efficiency ○ Private ○ C/0	7.3	3.7	0	**3.7**
Evrotek Purchase and storage of grain and sunflower seeds. Agribusiness ○ Private ○ FI	14.7	7.3	0	**7.3**
Gostomel Construction of new glass furnace at bottle manufacturing plant. Agribusiness ○ Private ○ B/1	12.5	4.0	0	**4.0**
Istil Improvements to production and energy efficiency at mini steel mill. Manufacturing ○ Private ○ B/1	25.6	18.3	0	**18.3**
K2R4 safety and modernisation programme Modernisation and improvement of safety at two nuclear reactors at Khmelnitsky (K2) and Rivne (R4). Power and energy ○ State ○ B/1	91.6	30.8	0	**30.8**
Malteurop Renovation and expansion of malting plant. Agribusiness ○ Private ○ B/1	6.2	4.0	0	**4.0**
Obolon Brewery Storage of barley in grain warehouses for subsequent processing into malt. Agribusiness ○ Private ○ C/0	7.3	7.3	0	**7.3**
Post Privatisation Fund *Euroventures Ukraine* Equity and equity-related investment in medium-sized enterprises. Equity funds ○ Private ○ FI	2.5	0	2.5	**2.5**
Soufflet Slavuta Improvement of barley production and collection. Agribusiness ○ Private ○ B/1	43.5	12.8	0	**12.8**
Toepfer Purchase, storage and sale of agricultural commodities. Agribusiness ○ Private ○ C/0	71.4	29.3	0	**29.3**
Ukraine Railways Introduction of fast train services countrywide, maintenance work and reconstruction of Beskyd tunnel. Transport ○ State ○ B/0	105.9	58.6	0	**58.6**
US/EBRD SME Finance Facility Equity investment in ProCredit Bank Ukraine. Small business finance ○ Private ○ FI	6.0	0	2.9	**2.9**
Warehouse Receipts Programme Short-term lending against warehouse receipts for agribusiness companies, provided through Aval Bank. Bank lending ○ Private ○ FI	22.0	5.1	0	**5.1**
Regional Trade Facilitation Programme Support for foreign trade through Aval Bank, First Ukrainian International Bank, Forum Bank, Hypovereinsbank Ukraine, Kreditprombank, Kredyt Bank Ukraina, Nadra Bank, Raiffeisen Bank and UkrSotsBank. Bank lending ○ Private ○ FI	40.5	40.3	0	**40.3**

Uzbekistan

	Project value	EBRD loan	EBRD equity	Total EBRD financing
Direct Lending Facility *Berad-Agro* Financing for dried fruit and vegetable producer. Agribusiness ○ Private ○ C/0	0.5	0.5	0	**0.5**
Direct Lending Facility *Gisad O'zbek* Financing for textile company. Manufacturing ○ Private ○ FI	3.2	0.9	0	**0.9**
Japan-Uzbekistan Small Business Programme Credit lines to Hamkor Bank and Uzjilsberbank for on-lending to small and medium-sized businesses. Small business finance ○ Private ○ FI	5.9	5.9	0	**5.9**
Tashkent water supply improvement project Replacement of equipment and construction of reservoir. Municipal infrastructure ○ State ○ B/0	10.3	7.3	0	**7.3**
Unitel Acquisition of second-largest mobile operator in Uzbekistan. Telecommunications ○ Private ○ C/0	28.9	0	3.9	**3.9**
Uz-Arctech Establishment of manufacturing plant producing welding equipment. Manufacturing ○ Private ○ B/1	19.3	7.0	0	**7.0**
Regional Trade Facilitation Programme Support for foreign trade through Asaka Bank, UzDaewoo and Uzjilsberbank. Bank lending ○ Private ○ FI	16.6	8.7	0	**8.7**

Regional

	Project value (€ million)	EBRD loan (€ million)	EBRD equity (€ million)	Total EBRD financing (€ million)
Accession Fund Property investments in Czech Republic, Hungary, Poland and Slovenia. Property and tourism ○ Private ○ FI	300.0	0	75.0	**75.0**
Advent Central and Eastern Europe Successor Fund Private equity fund investing in Bulgaria, Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro and Slovak Republic. Equity funds ○ Private ○ FI	68.4	0	36.8	**36.8**
Baku-Tbilisi-Ceyhan pipeline Construction of oil pipeline from Azerbaijan, through Georgia to Turkey. Natural resources ○ Private ○ A/0	1,860.3	91.6	0	**91.6**
Baring Vostok Private Equity Fund III Private equity fund supporting medium-sized companies in Kazakhstan, Russia and Ukraine. Equity funds ○ Private ○ FI	256.4	0	47.6	**47.6**
Carmeuse Eastern Europe Expansion of lime producer's operations in Romania and Serbia and Montenegro. Manufacturing ○ Private ○ B/1	34.0	0	6.7	**6.7**
Europolis II Development of commercial property projects in Bulgaria, Croatia, Czech Republic, Estonia, FYR Macedonia, Hungary, Latvia, Lithuania, Poland, Romania, Russia, Serbia and Montenegro, Slovak Republic and Ukraine. Property and tourism ○ Private ○ C/0	300.0	0	75.0	**75.0**
Lura Group Expansion of dairy group in Croatia and Serbia and Montenegro. Agribusiness ○ Private ○ C/1	23.3	17.0	0	**17.0**
Marbo Expansion of snack food producer in Bosnia and Herzegovina and Serbia and Montenegro. Agribusiness ○ Private ○ B/1	10.4	3.0	0	**3.0**
Migros Foodstores Skopje Expansion of retailer's operations in Bulgaria and FYR Macedonia. Agribusiness ○ Private ○ B/0	6.1	6.1	0	**6.1**
Polish Enterprise Fund V Private equity fund investing in enterprises in Bulgaria, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania and Slovak Republic. Equity funds ○ Private ○ FI	46.5	0	46.5	**46.5**
Raiffeisen International Equity investment supporting growth of Raiffeisen International's business in Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Poland, Romania, Russia, Serbia and Montenegro, Slovak Republic and Ukraine. Bank equity ○ Private ○ FI	200.0	0	100.0	**100.0**
Regional Agricultural Commodity Programme Commodity financing for small and medium-sized agribusinesses in Kazakhstan and Russia. Agribusiness ○ Private ○ FI	308.8	5.5	0	**5.5**
SOCAR – South Caucasus gas pipeline Financing for 690 km gas pipeline from the Shah Deniz field in Azerbaijan to the Turkish-Georgian border. Natural resources ○ State ○ A/1	89.0	44.0	0	**44.0**
TriGranit III Development of properties in Czech Republic, Hungary, Poland, Romania and Slovak Republic. Property and tourism ○ Private ○ C/1	113.8	0	25.0	**25.0**

Organisation and staffing

Human resources

Staffing

At the end of December 2004, the EBRD's London-recruited staff totalled 965, the same level as the previous year. Locally hired staff in the Bank's Resident Offices totalled 237, compared with 229 in 2003. The ratio of male/female professional staff in the EBRD is approximately 1.62:1. Recruitment strategy continues to reflect the diversity and multinational nature of the organisation. A total of 55 nationalities are represented in the Bank's workforce.

The EBRD encourages staff to develop their work skills by pursuing new career opportunities within different departments at Headquarters and in our local offices. This emphasis on mobility allows staff to learn about different aspects of the Bank's work and to expand their skills in new environments.

Organisational changes

To support the needs of the poorest countries in which the EBRD operates, a dedicated team of nine people (six professional and three support staff) was set up in 2004 to assist the Bank's Early Transition Countries Initiative (see page 13). The team is supporting bankers within these countries and coordinating new initiatives.

In July 2004 the Human Resources Department was completely restructured under the leadership of the new Director of Human Resources. The department recruited new staff and refocused its priorities to fully align its activities with the Bank's business needs while continuing to provide core services and policy development and implementation.

Changes in senior management

In June 2004 Enery Quinones took up the post of Chief Compliance Officer, overseeing integrity, ethical issues and the Bank's accountability to the public. Ms Quinones joined the Bank after an extensive career with the OECD. During 2004 the Bank appointed three internal candidates to senior management positions: Axel van Nederveen (Treasurer); Samuel Fankhauser (Director of Policy Studies and Sector Strategy); and Paolo Gallo (Director, Human Resources). Following the announcement of the resignation of Johnny Åkerholm, Secretary General, and Hanna Gronkiewicz-Waltz, Vice President of Human Resources and Administration, the Bank began a search towards the end of 2004 for candidates for these two senior management posts.

Training

In 2004 the EBRD piloted a new management development programme, which will be launched in 2005. The programme consists of a variety of training courses tailored to the needs of the Bank's different management levels. Courses are offered at basic and advanced levels and range in length from two-hour sessions to three-day courses. The main topics covered by the programme are performance management, communication and motivation. A number of other business-related courses were developed during the year, covering areas such as procurement, corporate recovery and the impact of EBRD activities on the transition process. A total of 3,148 days of training were undertaken in 2004.

Working safely

EBRD staff are based in the Bank's headquarters in London and in a network of 32 local offices in our 27 countries of operations. In undertaking the business of the Bank, staff travel extensively throughout our operating region and globally. Principle risks include road, rail and air travel and issues related to operating in countries with potential for civil unrest and natural disasters. Much emphasis is therefore placed on robust travel safety procedures, training and emergency preparedness.

In 2004 key programmes included improving telecommunications services in our resident offices to ensure that a secure back-up system is available if one line of communications fails. This is particularly important at times of crisis. New radio sets and satellite telephones were provided to a number of offices to allow for land-line, mobile, VHF radio and satellite communications. The EBRD also introduced an online training course covering basic travel security awareness.

Governors and Alternate Governors

31 December 2004

Member	Governor	Alternate
Albania	Anastas Angjeli	Adriana Berberi
Armenia	Vardan Khachatryan	Tigran Sargsyan
Australia	Peter Costello	Bruce Billson
Austria	Karl-Heinz Grasser	Thomas Wieser
Azerbaijan	Farhad Aliyev	Avaz Alekperov
Belarus	Vladimir Semashko	Nikolai P Zaichenko
Belgium	Didier Reynders	Jean-Pierre Arnoldi
Bosnia and Herzegovina	Mladen Ivanic	Jusuf Kumalic
Bulgaria	Milen Veltchev	Bojidar Kabaktchiev
Canada	Ralph Goodale	Peter Harder
Croatia	Ivan Šuker	Martina Dalić
Cyprus	*Makis Keravnos*	*Christos Patsalides*
Czech Republic	Bohuslav Sobotka	Zdeněk Tůma
Denmark	Bendt Bendtsen	Michael Dithmer
Egypt	Fayza Abouel Naga	Hassan Khedr
Estonia	Taavi Veskimägi	Aare Järvan
Finland	Antti Kalliomäki	Pekka Lintu
Former Yugoslav Republic of Macedonia	Nikola Popovski	Stefco Jakimovski
France	Hervé Gaymard	Xavier Musca
Georgia	Zurab Nogaideli	–
Germany	Hans Eichel	Caio Koch-Weser
Greece	George Alogoskoufis	George Mergos
Hungary	Tibor Draskovics	Zoltán Kazatsay
Iceland	Valgerdur Sverrisdóttir	Benedikt Árnason
Ireland	Brian Cowen	Tom Considine
Israel	David Klein	Yossi Bachar
Italy	Domenico Siniscalco	Lorenzo Bini Smaghi
Japan	Sadakazu Tanigaki	Toshihiko Fukui
Kazakhstan	Arman Dunayev	Anvar Saidenov
Korea, Republic of	*Hun-Jai Lee*	*Seung Park*
Kyrgyz Republic	Djoomart Otorbaev	Ulan Sarbanov
Latvia	Oskars Spurdzins	Juris Lujans
Liechtenstein	Hansjörg Frick	Roland Marxer
Lithuania	Algirdas Butkevičius	Ramunė Vilija Zabulienė
Luxembourg	Jean-Claude Juncker	Jean Guill
Malta	Tonio Fenech	Michael C Bonello
Mexico	Francisco Gil Díaz	Alonso García Tamés
Moldova	Marian Lupu	Dumitru Ursu
Mongolia	Chultemiin Ulaan	Ochirbatyn Chuluunbat
Morocco	Fathallah Oualalou	Abdeltif Loudyi
Netherlands	Gerrit Zalm	Bernard Bot
New Zealand	Phil Goff	Russell Marshall
Norway	Per-Kristian Foss	Tone Skogen
Poland	Leszek Balcerowicz	Wieslaw Szczuka
Portugal	António José de Castro Bagão Félix	Luís Miguel Morais Leitão
Romania	Mihai N Tanasescu	Mugur Isarescu
Russian Federation	German O Gref	–
Serbia and Montenegro	Mladjen Dinkic	Igor Luksic
Slovak Republic	*Ivan Mikloš*	*Marián Jusko*
Slovenia	Andrej Bajuk	Sibil Svilan
Spain	Pedro Solbes Mira	David Vegara Figueras
Sweden	Pär Nuder	Jens Henriksson
Switzerland	Joseph Deiss	Oscar Knapp
Tajikistan	Abdujabor Shirinov	Mirali Sabdalievich Naimov
Turkey	Ibrahim H Çanakci	Cavit Dağdas
Turkmenistan	–	Guvanchmurad Geoklenov
Ukraine	Mykola Azarov	Volodymyr Stelmakh
United Kingdom	Gordon Brown	Hilary Benn
United States	John W Snow	Alan P Larson
Uzbekistan	Rustam Sadykovich Azimov	Abdurafik A Akhadov
European Community	Joaquin Almunia	Klaus Regling
European Investment Bank	Philippe Maystadt	Wolfgang Roth

Chairman of the Board of Governors
Governor for Austria
(Karl-Heinz Grasser)

Vice Chairmen of the Board of Governors
Governor for Albania
(Anastas Angjeli)
Governor for Belgium
(Didier Reynders)

All the powers of the EBRD are vested in the Board of Governors. The Board of Governors has delegated many of its powers to the Board of Directors, which is responsible for the direction of the general operations of the Bank and, among other activities, establishes policies and takes decisions concerning loans, equity investments and other operations in conformity with the general directions of the Board of Governors.

The President chairs the Board of Directors. Under the direction of the Board, the President conducts the business of the Bank and, as head of staff, is responsible for its organisation and for making staff appointments.

EBRD Directors and Alternate Directors

31 December 2004

Director	Alternate Director	Constituency
Konstantin Andreopoulos	Patrick Walsh	European Investment Bank
Scott Clark	David Plunkett	Canada/ Morocco
Jos de Vries	Hans Sprokkreeff	Netherlands/ Mongolia
Susumu Fujimoto	Osamu Sakashita	Japan
Laurent Guye	–	Switzerland/ Turkey/ Liechtenstein/ Uzbekistan/ Kyrgyz Republic/ Azerbaijan/ Turkmenistan/ Serbia and Montenegro
Sven Hegelund	Tomas Danestad	Sweden/ Iceland/ Estonia
Ib Katznelson	Desmond O'Malley	Denmark/ Ireland/ Lithuania/ FYR Macedonia
Igor Kovtun	–	Russian Federation/ Belarus/ Tajikistan
Jean-Pierre Landau	Olivier Rousseau	France
–	Vassili Lelakis	European Community
Kalin Mitrev	Tadeusz Syryjczyk	Bulgaria/ Poland/ Albania
Michael Neumayr	Ohad Bar-Efrat	Austria/ Israel/ Cyprus/ Malta/ Kazakhstan/ Bosnia and Herzegovina
Igor Očka	Imre Tarafás	Czech Republic/ Hungary/ Slovak Republic/ Croatia
Yuri Poluneev	Stefan Presura	Ukraine/ Romania/ Moldova/ Georgia/ Armenia
Enzo Quattrociocche	Ugo Astuto	Italy
Gonzalo Ramos	León Herrera	Spain/ Mexico
Kaarina Rautala	Tor Hernæs	Finland/ Norway/ Latvia
Simon Ray	Jonathan Ockenden	United Kingdom
Peter Reith	Byung-Il Kim	Australia/ Korea/ New Zealand/ Egypt
Gerd Saupe	Peer Stanchina	Germany
Jean-Louis Six	Georges Heinen	Belgium/ Luxembourg/ Slovenia
Mark Sullivan	–	United States of America
Stefanos Vavalidis	Jose Veiga de Macedo	Greece/ Portugal

Composition of Board of Directors' Committees

31 December 2004

Audit Committee
Sven Hegelund *(Chairman)*
Gonzalo Ramos *(Vice Chairman)*
Konstantin Andreopoulos
Jos de Vries
Ib Katznelson
Simon Ray
Mark Sullivan
Stefanos Vavalidis

Financial and Operations Policies Committee
Enzo Quattrociocche *(Chairman)*
Laurent Guye *(Vice Chairman)*
Igor Kovtun
Jean-Pierre Landau
Vassili Lelakis
Kalin Mitrev
Igor Očka
Peter Reith

Budget and Administrative Affairs Committee
Gerd Saupe *(Chairman)*
Kaarina Rautala *(Vice Chairman)*
Scott Clark
Susumu Fujimoto
Michael Neumayr
Yuri Poluneev
Jean-Louis Six

Board Steering Group
Simon Ray *(Chairman)*
Jean-Louis Six *(Vice Chairman)*
Sven Hegelund
Gonzalo Ramos
Gerd Saupe
Kaarina Rautala
Enzo Quattrociocche
Laurent Guye

The Audit Committee considers the appointment and scope of work of the external auditors. It also reviews financial statements and general accounting principles, policy and work of the Internal Auditor, expenditure authorisation, control systems, procurement policy and project evaluation.

The Financial and Operations Policies Committee reviews financial policies including borrowing policy, general policies relating to operations, and procedures and reporting requirements.

The Budget and Administrative Affairs Committee considers general budgetary policy, proposals, procedures and reports. It also considers personnel, administrative and organisational matters, and administrative matters relating to Directors and their staff.

The Board Steering Group was established in 1994 to improve coordination between the Board of Directors and management on arrangements for meetings of the Board, Committees and workshops.

EBRD management

11 April 2005

President — Jean Lemierre

Banking

First Vice President	Noreen Doyle
Front Office	
Strategy, Planning and Budgeting *(joint report to Finance)*	Josué Tanaka
Operations Committee Secretariat	Frédéric Lucenet
Business Development Support	Bruno Balvanera
Corporate Recovery *(joint report to Risk Management)*	Mary Ellen Collins
Energy and Telecommunications	
Business Group Director	Peter Reiniger
Energy Efficiency	Jacquelin Ligot
Natural Resources	Kevin Bortz
Power and Energy Utilities	Tony Marsh
Telecommunications, Informatics and Media	Izzet Güney
Financial Institutions	
Business Group Director	Kurt Geiger
Bank Equity	Maria-Luisa Cicognani
Bank Lending	Jean-Marc Peterschmitt
Equity Funds	Kanako Sekine
Non-bank Financial Institutions	Jonathan Woollett
Equity Support	Lindsay Forbes
Infrastructure	
Business Group Director	Gavin Anderson
Municipal and Environmental Infrastructure	Thomas Maier
Transport	Riccardo Puliti
Central Europe and Specialised Industries	
Business Group Director	Alain Pilloux
Baltic states (Estonia, Latvia, Lithuania)	Salvatore Candido
Poland (Warsaw office)	Malgorzata Kolakowska
Czech Republic, Hungary, Slovak Republic and Slovenia (Bratislava office)	Alexander Auboeck
Croatia (Zagreb office)	Charlotte Ruhe
Agribusiness	Hans Christian Jacobsen
Property and Tourism	Ilaria Benucci
Southern and Eastern Europe and the Caucasus	
Business Group Director	Olivier Descamps
Ukraine (Kiev office)	Kamen Zahariev
Serbia and Montenegro (Belgrade office)	Dragica Pilipovic-Chaffey
Albania, Bosnia and Herzegovina, FYR Macedonia, Kosovo	Claudio Viezzoli
Romania (Bucharest office)	Hildegard Gacek
Bulgaria (Sofia office)	John Chomel-Doe
Armenia, Azerbaijan, Belarus, Georgia and Moldova	Michael Davey
Early Transition Countries	George Krivicky
Direct Investment Facility	Urmas Paavel
TurnAround Management Group	Charlotte Salford
Russia and Central Asia	
Business Group Director	Hubert Pandza
Russia (Moscow office)	Victor Pastor
Central Asia	Masaru Honma
Kazakhstan, Kyrgyz Republic and Tajikistan (Almaty office)	André Küüsvek
Group for Small Business	Vacant

Finance

Vice President	Steven Kaempfer
Treasury	
Treasurer and Head of Asset and Liability Management	Axel van Nederveen
Deputy Treasurer and Head of Funding	Isabelle Laurent
Analytics/ Research	Stefanos Doxas
Client Risk Management	Grant Metcalfe-Smith
Investments – Credits	Steen Carndorf
Investments – Rates	Bart Mauldin
Strategic and Corporate Planning and Budgeting	
Corporate Director	Josué Tanaka
Commercial Co-financing	
Director	Lorenz Jorgensen
Controllers	
Controller	Nigel Kerby
Financial Reporting and Expense Control	David Bleakney
Funds Financial Control	Teresa Godwin-Coombs
Treasury Financial Control	Terry Cullen
Internal Controls and Operational Risk Management	Julie Williams
Banking Operations	Mark Smith
Treasury Operations	Chris Swinchatt
Independent Middle Office	Eric Kohl
Information Technology	
Director	Tim Goldstone

Risk Management

Vice President	Fabrizio Saccomanni
Risk Management	
Director	Michael Williams
Credit/ Transaction Analysis	Bob Harada
Treasury Risk Management	Jean-André Sorasio
Credit Portfolio Review	Irena Postlova
Corporate Recovery *(joint report to Banking)*	Mary Ellen Collins
Environment	
Director	Alistair Clark
Nuclear Safety	
Director	Vince Novak
Official Co-financing	
Director	Gary Bond

Human Resources and Administration

Vice President – Human Resources	Paolo Gallo (acting)
Human Resources	
Director	Paolo Gallo
Administration, Procurement and Purchasing and Consultancy Services Unit	
Corporate Director	Chris Holyoak
Director of Administration	John McNess
Director of Procurement and Purchasing	Maurice Lepage
Head of Consultancy Services	Dilek Macit

Office of the Secretary General

Secretary General	Nigel Carter (acting)

Project Evaluation

Corporate Director *(report to President)*[1]	Fredrik Korfker

Office of the Chief Economist

Chief Economist	Willem Buiter
Deputy Chief Economist and Director of Transition Strategy and Country Analysis	Steven Fries
Director of Policy Studies and Sector Strategy	Sam Fankhauser
Director of Project Design and Appraisal	Jose Carbajo

Office of the General Counsel

General Counsel	Emmanuel Maurice
Deputy General Counsel	Gerard Sanders
Deputy General Counsel	Norbert Seiler
Assistant General Counsel	Stephen Petri

Operations Administration Unit

Head of Unit	Lieve Reckers

Records Management and Archives

Head of Unit	Anne Cretal

Office of the Chief Compliance Officer

Chief Compliance Officer	Enery Quinones

Internal Audit

Head of Internal Audit	Tarek Rouchdy
Deputy Head of Internal Audit	Ray Portelli

Communications

Director	Brigid Janssen

President's Office

Adviser to the President	Alexandre Draznieks

[1] The President, in conjunction with the Chair of the Audit Committee, announced in February 2005 his intention to propose to the Board of Directors that the Project Evaluation Department be directly responsible to the Board in future.

Further information

Web site

The EBRD web site (www.ebrd.com) contains comprehensive information on every aspect of the Bank's activities. It includes a range of publications, policies, country strategies and full contact details for the Bank's local offices.

Major EBRD publications



EBRD Investments
EBRD Investments provides a complete list of every project signed by the Bank since 1991. Data are presented on a country-by-country basis, with short descriptions of each project and details of the project's sector, portfolio class (private sector or state), year of signing and total EBRD finance. Published annually.


Transition report 2004

Transition Report
The *Transition Report* provides an in-depth analysis of economic progress in the Bank's 27 countries of operations. The Report offers a comprehensive assessment of the transition from central planning to market economies and analyses topical issues affecting the region. The special theme of the 2004 Report is infrastructure. Published biannually: full report (November); update (May).


Catalyst for change

Donor Report
Donors and official co-financiers play a central role in the EBRD's transition work. The *Donor Report* reviews the contribution made by grant funding and co-financing to prepare the way for EBRD investment and to support institutional reform and improvements to the investment climate. Published annually.


A guide to
EBRD financing

A Guide to EBRD Financing
The EBRD serves the needs of clients across a variety of sectors, providing innovative financing solutions and a flexible approach to project structures. This simple guide outlines the various forms of financing available and how this finance is provided.


European Bank for
Reconstruction and Development

Building Prosperity: An Introduction to the EBRD
This easy-to-read booklet explains why the EBRD was created, where the Bank works, the types of projects undertaken by the Bank and how we support economic, legal and democratic reforms in our region of operations.

New in 2005

Sustainability Report
The EBRD is committed to responsible and sustainable investment. This report outlines how the EBRD invests responsibly, focusing in particular on the work being undertaken by the Bank in the poorest countries of the region and our efforts to address climate change. It outlines how the Bank works in a socially and environmentally responsible way and details the Bank's own internal performance.

Guide for readers

Exchange rates

Non-euro currencies have been converted, where appropriate, into euros on the basis of the exchange rates current on 31 December 2004. (Approximate euro exchange rates: £0.71, US$ 1.36, ¥ 139.76.)

Calculation of EBRD commitments

Repeat transactions with the same client for seasonal/short-term facilities, such as commodity financing, are not included in the calculation of EBRD commitments for the year.

Economic data

Economic data in this Report are based on estimates as of 8 March 2005.

Annual Meeting

The EBRD's Annual Meeting consists of a gathering of shareholders (represented by governors) and a business forum, which is open to potential investors in the region. For details, contact the Annual Meetings Management Unit (Tel: +44 20 7338 6625; Fax: +44 20 7338 7320).

The Annual Meeting is to be held in Belgrade, Serbia and Montenegro, on 22-23 May 2005.

Abbreviations and acronyms

The Bank, EBRD The European Bank for Reconstruction and Development

BAS Business Advisory Services

CEB Central Europe and the Baltic states

CIS Commonwealth of Independent States

DIF Direct Investment Facility

EC European Community

EIB European Investment Bank

ETC Early transition countries

EU European Union

FDI Foreign direct investment

FYR Macedonia Former Yugoslav Republic of Macedonia

G-7 Group of Seven (Canada, France, Germany, Italy, Japan, United Kingdom and the United States)

GDP Gross domestic product

IFC International Finance Corporation

IFI International financial institution

IMF International Monetary Fund

MSEs Micro and small enterprises

NDEP Northern Dimension Environmental Partnership

NGO Non-governmental organisation

NSA Nuclear Safety Account

RSBF Russia Small Business Fund

SEE South-eastern Europe

SMEs Small and medium-sized enterprises

TAM TurnAround Management Programme

TC Technical cooperation

TFP Trade Facilitation Programme

Production

Anthony Martin
Editorial manager

Angela Hill
Editorial support and picture research

Jon Page
Steven Still
Design and print management

Joanna Daniel
Design support

Olga Lioutyi
Translation coordination

Photography	Page
Aleksandar Andjic	37, 54 right, 77
Armeconombank	52
Ball Packaging Europe	44
BP	47
Keith Brofsky	15
Caspian Environment Programme	50
Cherkizovsky	62
Marilyn Conway	16
EBRD	18, 20, 21
Mike Ellis	11, 27, 40, 57
Robert Harding	72
James Hardy	9 right
Jim Hodson	54 left
Tomasz Królik	30
Andy Lane	6
Andrzej Luc	12
Maritime Ports Administration Constanta	42
Photodisc	8
Vladimir Pirogov	67, 70, 74
RIA Novosti	22
Chris Ryan	9 left
Solaris	34
Solvay	65
Colin Spurway	24
Uraltransbank	60
Bill Varie	32

Published by the
European Bank for Reconstruction and Development.

Compiled and edited by the Publishing Unit, Communications Department.
French, German and Russian language versions translated by the Translation Unit.
Designed and produced by the Design Unit.

Printed in England by Fulmar Colour Printing, using environmental waste and paper recycling programmes.



Cover and interior printed on environmentally responsible paper.
Printed on Consort Royal Silk using ECF pulp (Elemental Chlorine Free) from farmed forests.

ref: 6302

Cover: Market, Kyrgyz Republic.
Photographer: Vladimir Pirogov.

European Bank for Reconstruction and Development
One Exchange Square
London EC2A 2JN
United Kingdom

Switchboard/central contact
Tel: +44 20 7338 6000
Fax: +44 20 7338 6100
SWIFT: EBRDGB2L

Web site
www.ebrd.com

Requests for publications
Tel: +44 20 7338 7553
Fax: +44 20 7338 6102
Email: pubsdesk@ebrd.com

General enquiries about the EBRD
Tel: +44 20 7338 6372
Fax: +44 20 7338 6102
Email: generalenquiries@ebrd.com

Project enquiries
Tel: +44 20 7338 7168
Fax: +44 20 7338 7380
Email: projectenquiries@ebrd.com